SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Eletrobras

Marketletter 1Q16 Annex

Version 1.0
05/11/2016

Marketletter 1Q16

Summary

Page

Conference Call in Portuguese

May 16, 2016

2:00 PM (Brasília)

1:00 PM (New York)

6:00 PM (London)

Phone: +55 (11) 3137-8030

Password: 9532

Conference Call in English

May 16, 2016

2:00 PM (Brasília)

1:00 PM (New York)

6:00 PM (London)

Phone: +1 786 837 9597 (New York)

(+44) 20 3318 3776 (London)

Senha: 9532

IR Contact:

invest@eletrobras.com

www.eletrobras.com/elb/ri

Tel: (55) (21) 2514-6333

IV. Eletrobras Companies Information	03
V. Market Data of Eletrobras Companies	53
VI.Generation Data – Asset under Integral Responsability	54
VII. Transmission – Assets under Integral Responsability	58
VIII. Distribution Data	65
IX. Investments	67
X. Employees - Effective Headcount	68
XI.SPEs Data	88

Marketletter 1Q16

IV. Eletrobras Companies Information

IV.1 Financial Statements with Consolidation Purposes

The financial statements presented below have been adjusted for standardization purposes and to to reflect the Eletrobras consolidated statements.

ASSETS 03/31/2016	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT

CURRENT
Cash and Cash Equivalent	15,316	182,767	19,828	55,270	19,881	4,629	64,752	50,129
Clients (Consumers and Resellers)	550,101	329,059	230,768	1,206,605	-	174,748	20,831	477,162
Financing and Loans	1,276	2,951	1,475	-	-	-	-	-
Marketable Securities	750,864	34,088	131,071	614,458	47,919	369,838	-	251,489
Dividends to Receive (Remuneration of Equity Participations)	101,101	17,302	2,745	-	638	-	-	-
Deferred Fiscal Assets (Tax and Contributions)	22,524	10,708	6,666	196,557	2,130	17,990	7,742	21,928
Income Tax and Social Contribution	176,733	163,171	31,979	-	-	12,596	-	-
Derivatives	-	-	-	44,938	-	-	-	-
Reimbursement Rights	-	-	-	-	-	-	22,444	-
Linked Deposits	-	93,164	50,544	-	-	-	-	-
Stored Materials	29,823	82,257	37,249	108,144	-	112,665	37,162	28,484
Amounts to Receive - 12,783/2013 Law	-	-	-	-	-	-	-	-
Nuclear Fuel Storage	-	-	-	-	-	402,453	-	-
Financial Asset	-	123,959	53,346	356,537	-	-	-	-
Hydrological risk	111,380	-	2,007	22,796	-	-	-	7,650
Others	1,759,118	1,039,426	567,678	2,605,305	70,568	1,094,919	152,931	836,842
CURRENT TOTAL	2,116,495	1,372,900	871,231	2,853,153	73,268	1,178,888	161,187	847,871

NON-CURRENT

LONG-TERM ASSET
Financial Asset – Itaipu (Parent Company)	-	-	-	-	-	-	-	-
Fuel Consumption Account (Parent Company)	-	-	-	-	-	-	-	-
Dividends to Receive (Equity Participation Remuneration)	-	-	-	-	-	-	-	-
Clients (Consumers and Resellers)	519,543	3,797	640,139	5,221	-	-	-	-
Financing and Loans - principal	1,014	265	2,445	-	-	-	-	-
Marketable Securities	-	1,591	42	249	-	-	-	-
Diferred Fiscal Asset (Taxes and Contributions)	-	178,802	4,201	19,226	3,870	-	33,659	-
Income Tax and Social Contribution	-	(3)	117,253	1,205,422	-	-	-	-
Derivatives	-	-	-	54,517	-	-	-	-
Reimbursement Rights	-	-	-	-	-	-	-	-
Linked Deposits	712,665	1,006,417	173,564	497,115	55	60,473	6,413	51,837
Financial Asset	6,988,345	4,489,511	1,798,699	5,670,846	-	542,487	-	-
Financial Asset – Indemnitiable Concessions (Generation)	1,206,619	704,867	-	-	-	-	-	-
Advance for equity participation	67,517	436,705	856,991	61,649	-	-	-	-
Hydrological risk	294,541	-	24,085	232,696	-	-	-	15,014
Others	219,552	197,378	104,862	2,220,436	2,768	500,730	147,581	9,071
LONG-TERM ASSET TOTAL	10,009,796	7,019,330	3,722,281	9,967,377	6,693	1,103,690	187,653	75,922

INVESTIMENTS	6,350,346	4,646,584	2,155,923	4,144,447	99,778	-	-	-

FIXED ASSET	5,861,875	1,665,795	3,281,735	7,042,080	33	7,224,178	1,416,379	1,841,749

INTANGIBLE ASSET	143,183	61,612	218,830	173,516	26	58,595	1,831	5,357

NON-CURRENT ASSET TOTAL	22,365,200	13,393,321	9,378,769	21,327,420	106,530	8,386,463	1,605,863	1,923,028

ASSET TOTAL	24,481,695	14,766,221	10,250,000	24,180,573	179,798	9,565,351	1,767,050	2,770,899

Marketletter 1Q16

LIABILITIES 03/31/2016	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT

CURRENT
Suppliers	488,269	379,519	181,622	544,338	-	563,458	194,630	27,090
Loans and Financing - principal	840,000	334,285	730,048	557,191	-	242,388	237,126	968,095
Loans and Financing - charges	211,655	14,456	34,185	34,613	-	19,448	7,162	104
Bonds	-	-	-	15,583	-	-	-	-
Tax and Social Contributions	255,442	90,384	66,995	157,153	84	64,742	18,360	54,726
Income Tax and Social Contribution	44,124	14,985	193	102,314	368	-	-	-
Derivatives	-	-	-	188	-	-	-	-
Reimbursement Obligations	-	-	-	-	-	-	-	-
Advance to clients (Early Energy Sale)	-	-	-	54,682	-	-	-	-
Shareholders Remuneration (dividends to pay)	-	-	40,671	10,910	1,341	-	77,368	-
Estimated Obligations	162,323	190,821	71,583	181,431	316	87,537	9,240	15,534
Provisions for Contingencies	-	27,783	-	-	300	-	52,952	-
Post-Employment Benefit (Complementary Pension Fund)	8,379	26,637	6,473	-	-	2,639	-	-
Leasing	-	-	-	-	-	-	-	-
Onerous Contracts	-	-	-	9,073	-	-	-	-
Concessions to Pay - UBP	1,265	-	2,375	-	-	-	-	-
Sector Charges (statutory tax)	120,261	124,574	43,923	332,583	-	4,279	1,305	-
Others	390,896	120,326	164,138	1,205,120	8,266	251,295	28,944	548,495
CURRENT TOTAL	2,522,614	1,323,770	1,342,206	3,205,179	10,675	1,235,786	627,087	1,614,044

NON-CURRENT
Shareholders Remuneration (dividends to pay)	-	-	-	-	-	-	-	-
Suppliers	-	-	-	293,527	-	-	18,920	-
Loans and Financing - principal	8,806,421	982,797	3,685,283	4,211,279	-	7,122,380	2,255,735	521,148
Bonds	-	-	-	209,182	-	-	-	-
Tax and Social Contributions	569,809	29,782	21,462	-	-	22,522	-	-
Income Tax and Social Contribution	192,928	55,808	-	-	14,267	-	-	-
Derivatives	-	-	-	54,296	-	-	-	-
Reimbursement Obligations	-	-	-	-	-	-	-	-
Advance to clients (Early Energy Sale)	-	-	-	644,370	-	-	-	-
Estimated Obligations	46,022	59,396	5,674	13,132	-	55,473	1,262	-
Provisions for Contingencies	719,064	1,731,558	93,216	828,651	-	188,668	-	66,156
Provision for uncovered liability in invested company	-	-	261,853	-	-	-	-	-
Post-Employment Benefit (Complementary Pension Fund)	183,193	1,193,535	184,078	25,591	-	41,523	7,112	95
Leasing	-	-	-	-	-	-	-	-
Provision for Onerous Contracts	935,561	213,798	-	239,382	-	-	-	-
Concessions to Pay - UBP	35,835	-	24,792	-	-	-	-	-
Sector Charges (statutory tax)	120,638	269,467	-	-	-	-	4,333	-
Obligations for asset demobilization (Nuclear Power Plants)	-	-	-	-	-	1,221,677	-	-
Advance for future capital Increase	45,070	-	3	-	-	-	342,876	-
Others	3	98,222	107,691	1,968,074	2,768	-	-	511,084
NON-CURRENT TOTAL	11,654,544	4,634,363	4,384,052	8,487,484	17,035	8,652,243	2,630,238	1,098,483

STOCKHOLDERS’ EQUITY
Social Capital	6,531,154	9,753,953	4,359,226	11,576,263	118,054	6,607,258	845,510	436,750
Capital Reserves	5,053,045	4,916,199	-	-	-	-	-	-
Profit Reserves	-	-	162,387	394,354	481	-	2,596	-
Additional Dividend Purposed	-	-	-	30,210	4,020	-	-	-
Profit/Losses Accumulated	100,783	(4,260,321)	(26,623)	656,342	1,403	(6,848,341)	(2,297,355)	(377,501)
Others Comprehensive Income	(1,381,478)	(1,617,657)	(129,475)	(26,146)	28,130	(81,595)	(41,026)	(877)
Non-controlling shareholders Participation	1,033	15,914	15,114	-	-	-	-	-

STOCKHOLDERS’ EQUITY TOTAL	10,304,537	8,808,088	4,380,629	12,631,023	152,088	(322,678)	(1,490,275)	58,372

LIABILITIES AND STOCKHOLDERS’ EQUITY TOTAL	24,481,695	14,766,221	10,106,887	24,323,686	179,798	9,565,351	1,767,050	2,770,899

Marketletter 1Q16

STATEMENT OF INCOME 03/31/2016	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT

Operational Revenues	1,285,009	864,056	373,164	1,227,375	-	635,324	13,619	65,650

Electric Energy – sale to Distribution Companies	889,988	46,051	-	726,003	-	721,968	21,860	114,742
Electric Energy - Generation	-	191,718	111,999	261,403	-	-	-	-
Short Term Electric Energy	5,292	10,043	63,120	138,970	-	-	-	-
Renewed Plants Operation and Maintenance Revenue	199,397	307,200	-	3,446	-	-	-	-
Construction Plants Revenue	(25,473)	7,743	-	-	-	-	-	-
Renewed Lines Operation and Maintenance Revenue	272,221	221,839	151,743	109,802	-	-	-	-
Operation and Maintenance Revenue	7,848	14,214	24,572	709	-	-	-	-
Construction Revenue - Transmission	69,479	208,173	20,157	14,100	-	-	-	-
Financial – Return on Investment	46,368	6,100	41,994	83,190	-	-	-	-
Others Operational Revenues	7,603	8,734	6,344	47,721	-	-	1,183	-

Deductions to Operational Revenues	(187,714)	(157,759)	(46,765)	(157,969)	-	(86,644)	(9,424)	(49,092)

Operational Expenses	(957,237)	(909,704)	(267,364)	(682,986)	(1,944)	(446,146)	(190,111)	(136,157)

Personnel, Material and Services	(423,289)	(286,794)	(121,273)	(360,616)	(975)	(172,402)	(68,737)	(35,226)
Energy Purchased for Resale	(137,269)	(102,939)	(70,457)	(44,818)	-	-	(61,288)	-
Charges on eletric grid Usage	(116,967)	(159,791)	(4,579)	(122,240)	-	(22,341)	(10,359)	(1,201)
Construction	(44,006)	(215,916)	(20,157)	(14,100)	-	-	-	-
Fuel used to produce electric energy	(128,519)	(7,803)	-	(3,717)	-	(96,918)	(12,877)	(52,202)
Remuneration and Reimbursement (Royalties – Hydric Resources)	(33,418)	(2,335)	(3,778)	(57,129)	-	-	-	(807)
Depreciation and Amortization	(68,968)	(25,699)	(37,638)	(107,670)	(6)	(98,523)	(18,105)	(15,837)
Operating Provisions	75,786	(59,861)	(389)	65,698	(713)	(19,345)	(6,156)	(1,445)
Others	(80,587)	(48,566)	(9,093)	(38,394)	(250)	(36,617)	(12,589)	(29,439)

OPERATING RESULT BEFORE FINANCIAL RESULT	327,772	(45,648)	105,800	544,389	(1,944)	189,178	(176,492)	(70,507)

FINANCIAL REVENUES (EXPENSES)

Revenue from financial investments	34,681	24,331	12,148	40,558	2,899	376	818	7,430
Interest, Commission and Rates revenue (loans and financing)	15,746	-	-	-	-	-	-	-
Debt Charges	(238,519)	(34,665)	(117,727)	(154,222)	-	(19,743)	(100,186)	(56,813)
Charges – shareholders remuneration	-	-	(1,258)	-	-	-	(2,440)	-
Moratorium Increase on electric energy	6,639	25,118	-	42,594	-	-	-	-
Net Monetary Updates	(56,567)	2,524	(5,413)	56,459	-	(24,335)	-	(17,101)
Net Exchange Updates	46,272	-	11,641	48,501	-	(25,226)	2,675	-
Others Financial Revenues	44,679	28,466	26,985	7,357	-	960	130	2,698
Others Financial Expenses	(33,452)	(18,300)	(43,323)	(11,026)	(96)	(58,267)	(4,152)	(2)
Derivatives	-	-	-	78,930	-	-	-	-

FINANCIAL RESULT	(180,521)	27,474	(116,947)	109,151	2,803	(126,235)	(103,155)	(63,788)

EQUITY PARTICIPATION RESULT	(20,005)	20,289	(18,128)	59,565	912	-	-	-

RESULT BEFORE SOCIAL CONTRIBUTION, INCOME TAX, EMPLOYEES AND MANAGEMENT PARTICIPATION AND MINORITY PARTICIPATION	127,246	2,115	(29,275)	713,105	1,771	62,943	(279,647)	(134,295)

Income Tax and Social Contribution and Fiscal Incentives Revenue	(26,472)	(9,723)	4,773	(56,764)	(368)	(34,097)	-	-

RESULT BEFORE EQUITY PARTICIPATIONS	100,774	(7,608)	(24,502)	656,341	1,403	28,846	(279,647)	(134,295)

Minority Participation	-	-	-	-	-	-	-	-
NET PROFIT OF THE PERIOD	100,774	(7,608)	(24,502)	656,341	1,403	28,846	(279,647)	(134,295)

Marketletter 1Q16

CASH FLOW 03/31/2016	Furnas	Chesf	Eletrosul	Eletronorte	Eletronuclear	CGTEE	Eletropar	Amazonas GT
Operating Activities
Profit (loss) before income tax and social contribution	127,246	2,115	(30,836)	713,105	62,943	(279,647)	1,771	(134,295)
Depreciation and Amortization	68,968	25,699	37,638	107,670	98,523	19,400	6	15,837
Net monetary variation	-	(2,525)	(3,109)	(56,459)	24,335	-	-	17,099
Net exchange variation	-	-	-	(48,501)	25,226	(2,675)	-	-
Financial Charges	253,146	34,665	103,330	154,222	31,167	100,217	-	56,813
Equity Result	20,005	(20,289)	18,128	(59,565)	-	-	(912)	-
Provision for uncovered liability	-	-	-	-	-	-	-	-
Provision for doubtful credit liquidation	8,409	26,236	149	14,576	-	-	-	-
Provisions for contingencies	(16,040)	73,595	246	(84,901)	8,865	5,872	-	1,445
Provision for staff realignment	-	-	-	-	-	-	-	-
Provision for loss with Investments	-	-	-	-	-	-	-	-
Provision for reduction on recoverable amount of Investment	-	(6,755)	-	-	-	-	713	-
Provision for onerous contracts	(67,337)	(33,214)	-	-	-	-	-	-
Provision for loss with Financial Asset	-	-	-	-	-	-	-	-
Global reversal reserve charges	42,296	-	-	-	-	-	-	-
Adjustment to Present Value / Market Value	-	-	-	-	20,491	-	-	-
Minority Participation in Result	9	-	-	-	-	-	-	-
Charges on Shareholders funds	-	-	1,258	-	-	2,440	-	-
Financial Asset Revenue	(46,368)	(6,100)	(41,994)	(83,190)	-	-	-	-
Derivatives	-	-	-	(78,930)	-	-	-	-
Others	(73,067)	4,265	(151,929)	(71,205)	134,630	-	-	82,906
(Increase) decrease on operating asset/liability	(22,807)	(14,802)	33,856	(379,549)	(280,820)	60,452	12,737	(8,344)

Cash from Operating Activities	294,460	82,890	(33,263)	175,774	100,134	(93,941)	14,315	31,461

Payment of financial charges	(162,688)	(31,937)	(88,661)	(78,695)	(40,978)	(1,831)	-	(16,354)
Payment of charges of global reversal reserve	(56,724)	-	-	-	-	-	-	-
Financial charges receivable	78	-	63	-	-	-	-	-
Remuneration from equity investments received	42,671	21,052	6	-	-	-	547	-
Annual allowed Revenue Receiving (Financial Asset)	61,616	(183,926)	229,936	87,949	-	-	-	-
Financial Asset Indemnities Receiving	-	-	-	-	-	-	-	-
Payment of income tax and social contribution	-	(605)	(104)	-	(41,258)	-	(368)	-
Complementary pension fund payment	(2,859)	(20,156)	-	-	-	-	-	-
Payment of lawsuit contingencies	-	(2,573)	-	(535)	-	-	-	-
Lawsuit Deposits	(99,447)	(4,764)	(7,804)	(11,274)	-	(1,365)	-	12,315

Net Cash from Operating Activities	77,107	(140,019)	100,173	173,219	17,898	(97,137)	14,493	27,422

Financing Activities
Loans and financing obtained	-	20,969	744,085	(13,083)	478,000	-	-	-
Loans and financing payable - principal	(110,008)	(139,555)	(720,387)	(180,760)	(26,349)	(5,767)	-	-
Payment to Shareholders	-	-	-	-	-	-	-	-
Payment of refinancing of taxes and contributions - Principal	(34,977)	-	(4,658)	-	-	-	-	-
Global Reversion Reserve Replacement	-	-	-	-	-	-	-	-
Receiving of advance for future capital increase (AFAC)	-	-	6	-	-	165,442	-	-
Others	(35,410)	(87,815)	(1,717)	-	-	-	-	-
Net Cash from Financing Activities	(180,395)	(206,401)	17,329	(193,843)	451,651	159,675	-	-

Investment Activities

Financing and Loans Concessions	-	-	-	-	-	-	-	-
Receiving of Loans and Financing Ceded	5,731	-	-	-	-	-	-	-
Acquisition of property, unit and equipment	(21,352)	(127,824)	(54,104)	(60,292)	(268,133)	(2,743)	-	(15,463)
Acquisition of intangible assets	(1,645)	(1,117)	(1,379)	(368)	(515)	(233)	-	-
Acquisition of concession assets	(32,908)	-	(20,157)	(20,388)	-	-	-	-
Concession for advance of future capital increase	-	-	(75,525)	(24,500)	-	-	-	-
Acquisition/Contribution of capital in equity participation	(320,627)	(172,402)	(37,999)	(339,658)	-	-	-	-
Concession for Future Capital Increase	-	-	-	-	-	-	-	-
Others	477,306	456,663	58,000	450,467	(228,382)	-	-	-

Net Cash from investments activities	106,505	155,320	(131,164)	5,261	(497,030)	(2,976)	-	(15,463)

Increase (decrease) in cash and cash equivalents	3,217	(191,100)	(13,662)	(15,363)	(27,481)	59,562	14,493	11,959
Cash and cash equivalent – beginning of period	12,099	373,867	33,490	70,633	6,884	5,190	5,388	38,170
Cash and cash equivalent – end of period	15,316	182,767	19,828	55,270	4,629	64,752	19,881	50,129
	3,217	(191,100)	(13,662)	(15,363)	(2,255)	59,562	14,493	11,959

Marketletter 1Q16

ASSETS 03/31/2015	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE

CURRENT
Cash and Cash Equivalent	2,356	519,998	19,590	352,200	3,890	46,890	28,699
Clients (Consumers and Resellers)	738,842	420,902	222,250	1,052,467	-	263,728	43,264
Financing and Loans	3,256	3,281	1,416	-	-	-	-
Marketable Securities	897,812	516,003	117,331	1,264,855	53,219	19,241	-
Dividends to Receive (Equity Participation Remuneration)	110,360	19,310	4,715	-	750	-	-
Deferred Fiscal Asset (tax and contribution)	13,166	21,237	19,111	155,454	2,507	17,415	5,090
Income tax and Social Contribution	232,162	91,812	39,447	-	-	14,874	-
Derivatives	-	-	-	102,628	-	-	-
Reimbursement Right	208,751	-	-	393,650	-	-	98,190
Linked Deposit	-	10,998	3,073	-	-	-	-
Stored Material	29,941	87,094	35,817	88,198	-	67,846	26,486
Amounts to Receive Law 12,783/2013	1,181,598	1,530,421	383,147	343,153	-	-	-
Nuclear Fuel Storage	-	-	-	-	-	340,319	-
Financial Asset	-	77,769	69,775	414,634	-	-	-
Others	245,749	337,875	105,706	287,632	-	42,033	6,577
CURRENT TOTAL	3,663,993	3,636,700	1,021,378	4,454,871	60,366	812,346	208,306

NON-CURRENT

LONG-TERM ASSET
Clients (Consumers and Resellers)	435,242	7,494	543,531	12,142	-	-	-
Financing and Loans - principal	2,289	3,189	3,782	-	-	-	-
Marketable Securities	-	2,861	177	228	-	-	-
Deferred Fiscal Asset (tax and contribution)	-	166,908	6,014	14,708	2,741	-	27,834
Income tax and Social Contribution	-	-	-	1,006,083	-	-	-
Derivatives	-	-	-	102,764	-	-	-
Reimbursement Right	-	-	-	-	-	-	-
Linked Deposit	492,959	653,719	152,426	437,344	51	67,135	6,484
Amounts to Receive Law 12,783/2013	-	-	-	-	-	-	-
Nuclear Fuel Storage	-	-	-	-	-	623,882	-
Financial Asset	7,680,910	4,137,610	2,105,794	4,750,256	-	-	-
Advance for equity participation	18,173	672,160	561,715	25,068	-	-	-
Others	403,605	194,564	98,693	1,467,909	-	437,299	117,251
LONG-TERM ASSET TOTAL	9,033,178	5,838,505	3,472,132	7,816,502	2,792	1,128,316	151,569

INVESTIMENTS	5,526,531	4,147,897	2,859,160	2,700,026	99,356	-	-

FIXED ASSET	5,918,096	1,357,984	2,962,044	7,459,357	51	10,823,843	1,561,839

INTANGIBLE	108,563	56,512	220,346	103,785	32	56,673	2,165

NON-CURRENT TOTAL	20,586,368	11,400,898	9,513,682	18,079,670	102,231	12,008,832	1,715,573

ASSET TOTAL	24,250,361	15,037,598	10,535,060	22,534,541	162,597	12,821,178	1,923,879

Marketletter 1Q16

LIABILITIES 03/31/2015	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE
CURRENT
Suppliers	264,161	367,805	258,039	757,838	804	425,590	292,449
Loans and Financing - principal	422,897	284,649	291,269	519,421	-	1,105,832	231,654
Loans and Financing - charges	155,268	16,011	37,462	27,669	-	13,955	14,651
Bonds	-	-	261,304	14,357	-	-	-
Taxes and Social Contribution	273,560	87,370	52,052	64,578	32	45,576	25,296
Income Tax and Social Contributions	109,129	82,282	270	-	155	-	-
Derivatives	-	-	-	1,311	-	-	-
Reimbursement Obligations	-	-	-	-	-	-	-
Advance to clients (Early Energy Sale)	-	-	-	52,958	-	-	-
Shareholders Remuneration (dividends to pay)	-	13	9,552	457,000	-	-	68,019
Estimated Obligations	139,696	178,468	79,322	210,018	211	267,524	9,782
Provisions for Contingencies	-	-	-	-	-	-	37,171
Post Employment Benefit (Complementary Pension Fund)	62,172	92,815	2,019	-	-	9,790	-
Leasing	-	-	-	-	-	-	-
Onerous Contracts	-	-	-	1,687	-	-	-
Concessions to Pay - UBP	1,219	-	2,139	-	-	-	-
Sector Charges (statutory taxes)	142,909	129,474	44,372	324,192	-	23,158	2,631
Others	268,932	135,982	182,057	365,267	-	116,303	19,702
CURRENT TOTAL	1,839,943	1,374,869	1,219,857	2,796,296	1,202	2,007,728	701,355

NON-CURRENT
Suppliers	-	-	-	452,569	-	-	21,284
Loans and Financing - principal	8,526,065	830,144	3,302,189	4,077,053	-	4,172,121	1,897,635
Bonds	-	-	-	208,525	-	-	-
Taxes and Social Contribution	662,355	13,572	50,572	-	-	-	-
Income Tax and Social Contributions	-	93,484	49,298	-	13,266	-	-
Derivatives	-	-	-	59,365	-	-	-
Reimbursement Obligations	-	-	-	-	-	-	-
Advance to clients (Early Energy Sale)	-	-	-	704,494	-	-	-
Estimated Obligations	61,653	85,581	12,420	20,013	-	67,306	1,611
Provisions for Contingencies	506,343	1,511,133	78,113	604,218	-	157,619	-
Provision for uncovered liabilities on invested companies	-	-	101,962	-	-	-	-
Post Employment Benefit (Complementary Pension Fund)	242,466	861,496	160,943	44,801	-	49,817	3,511
Leasing	-	-	-	-	-	-	-
Provision for Onerous Contracts	899,998	109,510	-	45,542	-	-	-
Concessions to Pay - UBP	36,162	-	24,478	-	-	-	-
Sector Charges (statutory taxes)	101,531	267,187	-	-	-	-	-
Obligations for asset demobilization (Nuclear Power Plant Demobilization)	-	-	-	-	-	1,335,934	-
Advance for future Capital Increase	39,619	-	63,988	12,984	-	-	18,521
Others	562,503	5,843	118,281	150,949	-	111,313	-
NON-CURRENT TOTAL	11,638,695	3,777,950	3,962,244	6,380,513	13,266	5,894,110	1,942,562

SHAREHOLDERS’ EQUITY
Social Capital	6,531,154	9,753,953	4,295,250	11,563,279	118,054	6,607,258	845,510
Capital Reserves	5,123,332	4,916,199	-	-	-	-	-
Profit Reserves	-	-	1,074,209	1,246,516	215	-	2,596
Additional Dividend Purposed	-	-	25,623	456,777	-	-	-
Profit/Losses accumulated	410,657	(3,390,412)	69,057	130,767	1,430	(1,636,062)	(1,536,327)
Others Comprehensive Income	(1,293,420)	(1,394,961)	(126,391)	(39,607)	28,430	(51,856)	(31,817)
Non-controlling shareholders remuneration	-	-	15,211	-	-	-	-

SHAREHOLDERS’ EQUITY TOTAL	10,771,723	9,884,779	5,352,959	13,357,732	148,129	4,919,340	(720,038)

LIABILITY AND SHAREHOLDERS’ EQUITY TOTAL	24,250,361	15,037,598	10,535,060	22,534,541	162,597	12,821,178	1,923,879

Marketletter 1Q16

STATEMENT OF INCOME 03/31/2015	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE

Operational Revenue	1,672,100	915,067	383,304	1,406,561	-	501,108	120,420

Electric Energy – sale to Distribution Companies	980,940	33,912	-	990,024	-	569,359	129,369
Electric Energy - sale to final Consumers	3,718	213,753	91,690	303,556	-	-	-
Short Term Electric Energy	259,762	148,135	87,932	5,887	-	-	-
Renewed Plants Operation and Maintenence Revenue	143,333	307,666	-	4,108	-	-	-
Construction Revenue of Plants	80,532	5,630	-	-	-	-	-

Financial Effect Itaipu (Parent Company)	-	-	-	-	-	-	-
Renewed Lines Operation and Maintenence Revenue	-	203,441	133,189	119,134	-	-	-
Operation and Maintenence Revenue	233,109	14,133	25,096	1,429	-	-	-
Construction Revenue - Transmission	79,385	147,315	16,414	50,586	-	-	-
Financial – Return on Investment T	57,870	8,629	55,497	81,758	-	-	-
Others Operational Revenue	28,961	5,529	17,218	58,751	-	-	786

Deductions to Operational Revenue	(195,510)	(173,076)	(43,732)	(208,672)	-	(68,251)	(9,735)

Operational Expenses	(1,013,399)	(805,734)	(232,280)	(1,137,679)	(919)	(418,713)	(205,112)

Personnel, Materials and Services	(385,833)	(247,926)	(108,470)	(324,054)	(830)	(205,048)	(62,120)
Electric Energy Purchased for Resale	(148,611)	(81,507)	(63,465)	(409,215)	-	-	(98,944)
Charges on Electric Energy usage grid	(111,800)	(176,178)	(3,834)	(132,130)	-	(19,565)	(9,130)
Construction	(159,917)	(152,945)	(16,414)	(50,586)	-	-	-
Fuel used to produce electric energy	(130,483)	(70,757)	-	-	-	(88,933)	(2,630)
Remuneration and Reimbursement (Royalties – Hydric Resources Usage)	(27,184)	(2,753)	(3,266)	(65,047)	-	-	-
Depreciation and Amortization	(57,056)	(27,442)	(29,682)	(109,430)	(7)	(91,389)	(20,395)
Operational Provisions	59,377	(11,984)	172	(29,387)	-	(13,082)	(5,377)
Others	(51,892)	(34,242)	(7,321)	(17,830)	(82)	(696)	(6,516)

OPERATING RESULT BEFORE FINANCIAL RESULT	658,701	109,333	151,024	268,882	(919)	82,395	(84,692)

FINANCIAL (EXPENSES) REVENUES

Revenue from Financial Investments	21,055	36,022	7,896	35,720	1,605	-	111
Interest, Commission and Rates revenue (loans and financing)	14,352	-	-	-	-	-	-
Debt Charges	(205,655)	(33,464)	(79,208)	(79,226)	-	(12,822)	(78,287)
Charges – remuneration to shareholders	-	-	(245)	-	-	-	(1,824)
Moratorium Increase on electric energy	1,253	16,174	-	18,677	-	-	-
Net Monetary Update	(54,735)	5,079	(46,391)	(30,897)	-	(5,544)	-
Net Exchange Update	(27,280)	-	-	(119,402)	-	66,204	(110)
Others Financial Revenue	5,625	17,584	18,967	29,757	-	72,750	105
Other Financial Expenses	(29,784)	(5,589)	(1,429)	(75,297)	(13)	(24,558)	(2,289)
Indemnities Remuneration – Law 12,783/13	163,382	226,286	51,654	54,011	-	-	-

FINANCIAL RESULT	(111,787)	262,092	(48,756)	(166,657)	1,592	96,030	(82,294)

EQUITY PARTICIPATIONS RESULT	(31,714)	(13,812)	(601)	38,405	910	-	-

RESULT BEFORE SOCIAL CONTRIBUTION, INCOME TAX, EMPLOYEES AND MANAGEMENT PARTICIPATION AND MINORITY PARTICIPATION	515,200	357,613	101,667	140,630	1,583	178,425	(166,986)

Income Tax and Social Contribution and Fiscal Incentives Revenue	(104,543)	28,793	(31,756)	(9,863)	(155)	(55,358)	-

RESULT BEFORE EQUITY PARTICIPATIONS	410,657	386,406	69,911	130,767	1,428	123,067	(166,986)

Minority Participations	-	-	-	-	-	-	-
NET PROFIT OF THE PERIOD	410,657	386,406	69,911	130,767	1,428	123,067	(166,986)

Marketletter 1Q16

CASH FLOW 03/31/2015	Furnas	Chesf	Eletrosul	Eletronorte	Eletronuclear	CGTEE	Eletropar
Operating Activities
Profit (loss) before income tax and social contribution	515,200	357,613	101,667	140,630	178,425	(166,986)	1,584

Depreciation and amortization	57,056	27,442	29,682	109,430	91,389	21,046	7
Monetary net variation	206,143	(231,365)	(3,821)	(23,114)	(5,544)	-	-
Exchange net variation	-	-	-	119,402	(60,660)	110	-
Financing charges	-	33,464	59,568	79,226	12,822	68,973	-
Equity Method Result	31,714	13,812	601	(38,405)	-	-	(910)
Provision for uncovered liability	-	-	-	-	-	-	-
Provision for doubtful credit liquidation	5,667	12,590	(151)	1,336	-	-	-
Provisions for contingencies	(2,948)	30,326	(21)	20,942	2,160	5,089	-
Provision for staff realignment	-	-	-	-	-	-	-
Provision for investment loss	-	-	-	-	-	-	-
Provision for reduction on recoverable amount of Investment	-	(25,718)	-	-	-	-	-
Provision for onerous contracts	(69,937)	(5,214)	-	-	-	-	-
Provision for loss with Financial Asset	-	-	-	-	-	-	-
Global reversal reserve charges	59,347	-	-	-	-	-	-
Adjustment to Present Value / Market Amount (Sum into Others)	-	-	(326)	-	21,454	-	-
Minority Participation in Result	-	-	-	-	-	-	-
Charges on Shareholders funds	-	-	245	-	-	1,824	-
Financial Asset Revenue	(57,870)	(8,629)	(55,497)	(81,758)	-	-	-
Derivatives	-	-	-	42,992	-	-	-
Others	(94,381)	11,175	(158,138)	(10,940)	13,308	2	-
(Increase) decrease on operating asset/liability	(56,374)	(166,384)	129,606	(496,818)	12,215	62,869	(11,350)

Cash from Operating Activities	593,617	49,112	103,415	(137,077)	326,229	(7,073)	(10,669)

Payment of financial charges	(161,384)	(33,788)	(57,529)	(69,921)	(32,005)	(6,992)	-
Payment of charges of global reversal reserve	(66,022)	-	-	-	-	-	-
Financial charges receivable	132	-	126	-	-	-	-
Remuneration from equity investments received	10,851	5,891	4	4,212	-	-	198
Annual allowed Revenue Receiving (Financial Asset)	66,364	(130,803)	231,734	65,867	-	-	-
Financial Asset Indemnities Receiving	326,260	301,575	89,237	78,236	-	-	-
Payment of income tax and social contribution	-	-	(10,693)	-	(23,590)	-	(155)
Complementary pension fund payment	-	(33,953)	(1,745)	-	-	-	-
Payment of lawsuit contingencies	-	(2,109)	-	-	-	-	-
Lawsuit Deposits	(7,717)	(2,098)	(3,855)	(12,698)	(6,331)	169	-

Net Cash from Operating Activities	762,101	153,827	350,694	(71,381)	264,303	(13,896)	(10,626)

Financing Activities
Loans and financing obtained	21	-	-	20,500	95,000	35,629	-
Loans and financing payment - principal	(84,646)	(77,056)	(53,179)	(49,923)	(14,163)	(7,957)	-
Payment to Shareholders	-	-	-	-	-	-	-
Global Reversal Reserve Replacement	-	-	-	-	-	-	-
Receiving of advance for future capital increase (AFAC)	-	-	3	-	-	-	-
Payment of Refinancing of taxes and contribution - principal	-	-	(4,658)	-	-	-	-
Others	-	(82,132)	-	-	-	-	-
Net Cash from Financing Activities	(84,625)	(159,188)	(57,834)	(29,423)	80,837	27,672	-

Investment Activities

Financing and Loans Concessions	-	-	-	-	-	-	-
Receiving of Loans and Financing Ceded	-	-	-	-	-	-	-
Acquisition of fixed assets	(48,344)	(115,123)	(195,706)	(16,488)	(318,092)	(10,794)	(15)
Acquisition of intangible assets	(4,041)	(2,377)	(1,579)	(1,268)	(1,172)	-	-
Acquisition of concession assets	(159,917)	-	(16,414)	(50,967)	-	-	-
Concession for advance of future capital increase	-	-	(57,728)	(512)	-	-	-
Acquisition/Contribution of capital in equity participation	(255,503)	(185,059)	(28,803)	(69,381)	-	-	-
Others	(209,007)	169,855	-	247,596	57,769	-	-

Net Cash from investments activities	(676,812)	(132,704)	(300,230)	108,980	(261,495)	(10,794)	(15)

Increase (decrease) in cash and cash equivalents	664	(138,065)	(7,370)	8,176	83,645	2,982	(10,641)
Cash and cash equivalent – beginning of period	1,692	658,063	26,960	344,024	18,361	25,717	54,240
Cash and cash equivalent – end of period	2,356	519,998	19,590	352,200	46,890	28,699	55,637
	664	(138,065)	(7,370)	8,176	28,529	2,982	1,397

Marketletter 1Q16

IV.2 Financial Statements of the Distribution companies.

ASSET 03/31/2016	Ceal	Ceron	Cepisa	Eletroacre	Boa Vista Energia	Amazonas Energia

CURRENT
Cash and Cash Equivalents	38,858	7,551	9,685	10,345	9,942	55,170
Clients (Consumers and Resellers)	359,476	268,630	346,877	101,607	45,630	595,170
Financing and Loans	-	-	-	-	-	-
Marketable Securities	8,202	17,967	144	-	-	54,292
Dividends to Receive (Equity Participations Remuneration)	-	-	-	-	-	-
Deferred Fiscal Asset (Taxes and Contributions)	12,959	17,166	19,959	6,104	9,342	1,235
Income Tax and Social Contribution	-	-	-	1,474	-	-
Derivatives	-	-	-	-	-	-
Reimbursement Rights	24,280	195,000	69,001	113,532	88,697	2,122,536
Linked Deposits	-	-	-	473	-	-
Stored Material	7,080	13,940	16,341	1,505	3,081	111,576
Amounts to Receive 12,783/13 Law	-	-	-	-	-	-
Regulatory Asset (Installment A - CVA)	159,005	119,652	62,443	40,628	1,485	88,698
Financial Asset	-	-	-	-	-	-
Others	44,171	127,999	37,541	30,189	9,073	649,857
CURRENT TOTAL	654,031	767,905	561,991	305,857	167,250	3,678,534

NON-CURRENT

LONG-TERM ASSET
Dividends to Receive (Equity Participations Remuneration)	-	-	-	-	-	-
Clients (Consumers and Resellers)	210,862	18,373	208,928	29,301	9,982	57,274
Financing and Loans - principal	-	-	-	-	-	-
Marketable Securities	-	-	-	-	-	-
Deferred Fiscal Asset (Taxes and Contributions)	5,228	7,138	5,580	1,763	2,942	2,442,356
Income Tax and Social Contribution	-	-	-	-	-	-
Derivatives	-	-	-	-	-	-
Reimbursement Rights	-	3,425,421	-	241,114	203,571	4,290,327
Linked Deposits	44,018	113,468	15,411	7,602	20,883	319,907
Amounts to Receive Law 12,783/13	-	-	-	-	-	-
Financial Asset	-	-	-	-	-	-
Financial Asset – Indemnitiable Concession (Distribution)	755,342	933,680	702,652	321,900	186,448	1,375,038
Advance for Equity Participations	-	-	-	-	-	-
Regulatory Asset (Installment A - CVA)	54,239	-	-	-	-	-
Others	564	2,447	1,315	-	2,680	624,996
LONG-TERM ASSET TOTAL	1,070,253	4,500,527	933,886	601,680	426,506	9,109,898

INVESTIMENTS	167	1,806	146	-	-	71,300

FIXED ASSET	31,330	32,366	30,300	9,138	17,913	1,255,897

INTANGIBLE	45,005	53,387	2,514	36,882	6,735	175,020

NON-CURRENT ASSET TOTAL	1,146,755	4,588,086	966,846	647,700	451,154	10,612,115

ASSET TOTAL	1,800,786	5,355,991	1,528,837	953,557	618,404	14,290,649

Marketletter 1Q16

LIABILITIES 03/31/2016	Ceal	Ceron	Cepisa	Eletroacre	Boa Vista Energia	Amazonas Energia

CURRENT
Suppliers	235,842	1,261,592	295,640	257,233	558,142	6,097,805
Financig and Loans - principal	347,386	142,037	594,961	95,720	16,449	186,598
Financig and Loans - charges	-	49	40,681	2,421	-	260
Bonds	-	-	-	-	-	-
Taxes and Contributions	91,947	68,216	307,226	54,850	11,767	67,222
Income Tax and Social Contribution	321	-	-	-	-	4,834
Derivatives	-	-	-	-	-	-
Reimbursement Obligations	74,460	6,310	-	9,944	-	-
Advance to clients (Early Sell of Energy)	-	-	-	-	-	-
Shareholders Remuneration (dividends to pay)	-	-	-	-	-	-
Estimated Obligations	17,886	16,146	44,782	5,935	17,758	36,383
Provisions for Contingencies	-	-	-	-	-	-
Post-Employment Benefit (Complementary Pension Fund)	3,839	814	44,879	818	-	-
Leasing	-	-	-	-	-	143,965
Onerous Contracts	-	-	-	-	-	-
Sector Charges (Statutory Taxes	22,443	32,038	27,227	25,945	-	(185)
Regulatory Asset (Installment A – CVA)	97,424	190,251	49,481	41,767	-	13,602
Others	22,304	37,194	83,040	31,623	11,280	116,033
CURRENT TOTAL	913,852	1,754,647	1,487,917	526,256	615,396	6,666,517

NON-CURRENT
Suppliers	-	1,078,999	-	253,065	134,436	7,735,141
Financig and Loans - principal	867,210	597,696	708,439	193,385	38,252	1,199,762
Bonds	-	-	-	-	-	-
Taxes and Contributions	87,124	4,092	53,115	-	-	-
Income Tax and Social Contribution	-	-	-	-	-	-
Derivatives	-	-	-	-	-	-
Reimbursement Obligations	-	147,591	-	141,154	59,495	2,223,654
Advance to clients (Early Sell of Energy)	-	-	-	-	-	-
Estimated Obligations	1,934	-	2,066	131	206	644
Provisions for Contingencies	108,261	144,568	73,153	12,536	50,696	377,843
Provision for uncovered liabilities on invested comapnies	-	-	-	-	-	-
Post-Employment Benefit (Complementary Pension Fund)	30,570	-	9,664	-	437	277
Leasing	-	-	-	-	-	1,088,324
Provision for Onerous Contracts	-	-	-	-	-	-
Concessions to Pay - UBP	-	-	-	-	-	-
Sector Charges (Statutory Taxes)	24,705	43,377	42,682	-	-	-
Advance for future capital Increase	-	-	-	12,787	-	-
Regulatory Liability (Installment A – CVA)	30,639	-	-	-	-	-
Others	32,468	2,066,347	500	185	123,279	179,501
NON-CURRENT TOTAL	1,182,911	4,082,670	889,619	613,243	406,801	12,805,146

SHAREHOLDERS’ EQUITY
Social Capital	734,754	1,325,369	1,272,747	475,789	684,204	4,610,171
Capital Reserves	-	-	-	-	-	-
Profit Reserves	-	-	-	-	-	-
Additional Dividend Purposes	-	-	-	-	-	-
Accumulated Profit/Losses	(987,923)	(1,806,908)	(2,114,080)	(661,491)	(1,086,691)	(9,788,764)
Other Comprehensive Income	(42,808)	213	(7,366)	(240)	(1,306)	(2,421)
Non-controlling Shareholders participation	-	-	-	-	-	-

SHAREHOLDERS’ EQUITY TOTAL	(295,977)	(481,326)	(848,699)	(185,942)	(403,793)	(5,181,014)

LIABILITIES AND SHAREHOLDERS’ EQUITY TOTAL	1,800,786	5,355,991	1,528,837	953,557	618,404	14,290,649

Marketletter 1Q16

STATEMENT OF INCOME 03/31/2016	Ceal	Ceron	Cepisa	Eletroacre	Boa Vista Energia	Amazonas Energia

Operational Revenue	407,308	407,113	302,813	94,615	65,531	645,557

Electric Energy – sale to Distribution Companies	-	-	-	-	6,915	-
Electric Energy - sale to final Consumers	-	-	-	-	-	76,112
Short Term electric Energy	-	-	-	-	-	38,287
Renewed Plants Operation and Maintenence Revenue	-	-	-	-	-	-
Construction Revenue of Plants	-	-	-	-	-	-
Electric Energy Supply - Distribution	569,719	444,984	418,369	147,609	72,241	634,473
Construction Revenue - Distribution	33,693	35,879	26,627	13,009	3,120	44,650
CVA and Others Financial Items	(33,289)	108,955	11,364	(2,185)	(18)	(14,955)
Other Operational Revenues	52,874	21,854	40,273	7,375	2,191	55,612

Deductions to Operational Revenues	(215,689)	(204,559)	(193,820)	(71,193)	(18,918)	(188,622)

Operational Expenses	(424,296)	(364,890)	(388,727)	(139,156)	(111,482)	(942,848)

Personnel, Material and Services	(55,141)	(63,827)	(68,301)	(22,445)	(20,800)	(122,308)
Electric Energy puchased for resale	(268,233)	(208,136)	(211,364)	(70,349)	(47,808)	(399,976)
Charges on Eletric Energy Grid Usage	(19,952)	(3,880)	(30,743)	(1,071)	-	(23,254)
Construction	(33,693)	(35,879)	(26,627)	(13,009)	(3,120)	(44,650)
Fuel used for electric energy production	-	-	-	(7,345)	(21,642)	(88,095)
Remuneration and Reimbursement (Royalties)	-	-	-	-	-	-
Depreciation and Amortization	(9,094)	(10,547)	(9,564)	(4,077)	(2,721)	(25,001)
Operating Provisions	(5,341)	(9,161)	(12,899)	(9,811)	(14,731)	(105,135)
Others	(32,842)	(33,460)	(29,229)	(11,049)	(660)	(134,429)

OPERATING RESULT BEFORE FINANCIAL RESULT	(16,988)	42,223	(85,914)	(44,541)	(45,951)	(297,291)

FINANCIAL REVENUES (EXPENSES)

Financial Investment Revenues	1,339	1,098	9	96	(407)	1,027
Interest, Commission and Rates revenue (loans and financing)	-	-	-	-	-	-
Debt Charges	(46,557)	(156,672)	(54,449)	(7,643)	(1,515)	(470,132)
Charges - Leasing	-	-	-	-	-	(67,109)
Charges – Shareholders Remuneration	-	-	-	-	-	-
Moratorium Increase on electric energy	10,970	12,204	17,395	4,039	(18,438)	16,859
Net Monetary Update	(3,634)	105,122	(22,672)	(5,613)	(4,073)	147,010
Net Exchange Update	164	-	-	-	-	(1,447)
Regulatory Asset and Liability Update (Installment A - CVA) - Net	7,715	(2,601)	4,258	-	48	101
Other financial revenue	724	(5,329)	(95)	3	4,186	11,899
Other financial expense	(10,362)	(21,058)	(6,081)	(2,600)	-	(23,161)

FINANCIAL RESULT	(39,641)	(67,236)	(61,635)	(11,718)	(20,199)	(384,953)

EQUITY PARTICIPATIONS RESULT	-	-	-	-	-	(135,173)

RESULT BEFORE SOCIAL CONTRIBUTION, INCOME TAX, EMPLOYEES AND MANAGEMENT PARTICIPATION AND MINORITY PARTICIPATION	(56,629)	(25,013)	(147,549)	(56,259)	(66,150)	(817,417)

Income Tax and Social Contribution and Fiscal Incentives Revenue	-	-	-	-	-	-

RESULT BEFORE EQUITY PARTICIPATIONS	(56,629)	(25,013)	(147,549)	(56,259)	(66,150)	(817,417)

NET PROFIT OF THE PERIOD	(56,629)	(25,013)	(147,549)	(56,259)	(66,150)	(817,417)

Marketletter 1Q16

CASH FLOW 03/31/2016	Ceal	Ceron	Cepisa	Boa Vista Energia	Eletroacre	Amazonas Energia

Operating Activities
Profit (loss) before income tax and social contribution	(56,629)	(25,013)	(147,549)	(66,150)	(56,259)	(817,417)

Depreciation and amortization	9,094	10,547	9,564	2,721	4,077	25,001
Net monetary variation	3,634	11,269	981	-	(5,613)	-
Net exchange variation	-	-	-	-	-	1,447
Financing charges	46,557	25,709	51,720	1,515	7,643	119,164
Equity Method Result	-	-	-	-	-	135,173
Provision for uncovered liability	-	-	-	-	-	-
Provision for doubtful credit liquidation	(9,009)	4,763	15,215	14,731	8,243	59,032
Provisions for contingencies	12,268	4,398	(2,316)	-	1,568	45,238
Provision for staff realignment	-	-	-	-	-	-
Provision for loss with Investments	-	-	-	-	-	-
Provision for reduction on recoverable amount of Investment	-	-	-	-	-	-
Provision for onerous contracts	-	-	-	-	-	-
Provision for loss with Financial Asset	-	-	-	-	-	-
Global reversal reserve charges	-	-	-	-	-	-
Adjustment to Present Value / Market Value	19	-	-	-	-	-
Minority Participation in Result	-	-	-	-	-	-
Charges on Shareholders funds	-	-	-	-	-	-
Financial Asset Revenue	-	-	-	-	-	-
Derivatives	-	-	-	-	-	-
Others	211,503	12,244	5,538	332	-	298,290
(Increase) decrease on operating asset/liability	(184,295)	29,068	96,812	59,931	51,673	236,753

Cash from Operating Activities	33,142	72,985	29,965	13,080	11,332	102,681

Payment of financial charges	-	(10,787)	-	(1,515)	-	(22,057)
Payment of charges of global reversal reserve	-	-	-	-	-	-
Financial charges receivable	-	-	-	-	-	-
Remuneration from equity investments received	-	-	-	-	-	-
Annual allowed Revenue Receiving (Financial Asset)	-	-	-	-	-	-
Financial Asset Indemnities Receiving	-	-	-	-	-	-
Payment of income tax and social contribution	-	-	-	-	-	-
Complementary pension fund payment	-	-	-	-	-	-
Payment of lawsuit contingencies	-	-	(3,006)	-	-	-
Lawsuit Deposits	-	(32,222)	-	-	-	(23,622)

Net Cash from Operating Activities	33,142	29,976	26,959	11,565	11,332	57,002

Financing Activities
Loans and financing obtained	2,715	5,815	-	3,054	-	-
Loans and financing payable - principal	(11,031)	(17,571)	-	(2,055)	-	(18,322)
Payment to Shareholders	-	-	-	-	-	-
Global Reversal Reserve Replacement	-	-	-	-	-	-
Receiving of advance for future capital increase (AFAC)	-	-	-	-	-	-
Payment of refinancing of taxes and contributions – Principal	(2,946)	-	-	-	-	-
Others	-	-	-	-	-	1,859
Net Cash from Financing Activities	(11,262)	(11,756)	-	999	-	(16,463)

Investment Activities

Financing and Loans Concessions	-	-	-	-	-	-
Receiving of Loans and Financing Ceded	-	-	-	-	-	-
Acquisition of property, unit and equipment	(505)	(190)	(488)	(2,273)	(192)	(6,483)
Acquisition of intangible assets	(1,099)	(2,831)	(898)	(1,070)	(521)	(2,672)
Acquisition of concession assets	(13,275)	(33,048)	(25,097)	(2,964)	(12,488)	(44,465)
Concession for advance of future capital increase	-	-	-	-	0	-
Acquisition/Contribution of capital in equity participation	-	-	-	-	-	-
Others	371	-	-	-	(6,287)	-

Net Cash from investments activities	(14,508)	(36,069)	(26,483)	(6,307)	(19,488)	(53,620)

Increase (decrease) in cash and cash equivalents	7,372	(17,849)	476	6,257	(8,156)	(13,081)
Cash and cash equivalent – beginning of period	31,486	25,400	9,209	3,686	18,501	68,251
Cash and cash equivalent – end of period	38,858	7,551	9,685	9,942	10,345	55,170
	7,372	(17,849)	476	6,256	(8,156)	(13,081)

Marketletter 1Q16

ASSETS 03/31/2015	Ceal	Ceron	Cepisa	Eletroacre	Boa Vista Energia	Amazonas Energia

CURRENT
Cash and Cash Equivalents	37,982	6,463	17,320	15,763	6,687	260,898
Clients (Consumenrs and Resellers)	305,646	201,971	285,961	63,741	47,690	440,043
Loans and Financing	-	-	-	-	-	20,000
Marketable Securities	2,032	11,684	431	-	-	38,707
Dividends to Receive (Remuneration of Equity Participation)	-	-	-	-	-	-
Deferred Fiscal Asset (Taxes and Contributions)	6,822	9,391	21,915	7,925	9,252	28,537
Income Tax and Social Contribution	-	-	6,914	1,458	-	-
Derivatives	-	-	-	-	-	-
Reimbursement Rights	55,752	968,246	43,995	90,731	198,444	3,561,640
Linked Deposits	-	1	-	464	-	12,316
Stored Material	5,800	31,324	10,002	1,546	1,753	112,778
Financial Asset	38,671	47,774	473,721	13,120	445	135,465
Others	54,285	18,666	24,509	31,127	18,590	442,588
CURRENT TOTAL	506,990	1,295,520	884,768	225,875	282,861	5,052,972

NON-CURRENT

LONG-TERM CURRENT
Clients (Consumenrs and Resellers)	211,029	26,573	224,105	24,095	3,375	79,626
Loans and Financing - principal	-	-	-	-	-	-
Marketable Securities	-	-	-	-	-	-
Deferred Fiscal Asset (Taxes and Contributions)	7,369	9,067	4,521	2,424	1,543	2,139,771
Income Tax and Social Contribution	-	-	-	-	-	-
Derivatives	-	-	-	-	-	-
Reimbursement Rights	-	2,252,937	-	237,664	68,235	3,006,855
Linked Deposits	41,081	73,501	13,044	5,488	20,844	364,610
Financial Asset	891,695	807,575	674,929	328,807	174,652	3,058,142
Advance for equity participation	-	-	-	-	-	-
Others	773	3,910	1,318	86	3,454	9,073
LONG-TERM CURRENT TOTAL	1,151,947	3,173,563	917,917	598,564	272,103	8,658,077

INVESTIMENTS	168	1,806	146	-	-	12,938

FIXED ASSET	22,363	29,523	24,508	7,212	13,619	1,352,843

INTANGIBLE	6,928	51,002	20,115	32,627	16,739	575,206

NON-CURRENT TOTAL	1,181,406	3,255,894	962,686	638,403	302,461	10,599,064

ASSET TOTAL	1,688,396	4,551,414	1,847,454	864,278	585,322	15,652,036

Marketletter 1Q16

LIABILITIES 03/31/2015	Ceal	Ceron	Cepisa	Eletroacre	Boa Vista Energia	Amazonas Energia
CURRENT
Suppliers	216,261	1,018,675	146,466	138,221	320,498	3,614,463
Financing and Loans - principal	296,875	117,019	364,649	36,793	7,479	647,656
Financing and Loans - charges	-	7	27,501	12,356	-	5,077
Bonds	-	-	-	-	-	-
Taxes and Social Contribution	79,173	39,718	162,907	16,894	6,353	38,243
Income Tax and Social Contributuion	6,116	-	-	303	-	1,128
Derivatives	-	-	-	-	-	-
Reimbursement Obligations	37,462	11,431	-	-	-	-
Advance to clients (Early Energy Sell)	-	-	-	-	-	-
Remuneration to Shareholders (dividends to pay)	-	-	-	-	-	-
Estimated Obligations	7,484	18,964	33,731	3,466	15,450	54,874
Provisions for Contingencies	-	-	-	-	-	-
Post-Employment Benefit (Complementary Pension Fund)	9,471	-	24,994	-	-	-
Leasing	-	-	-	-	-	128,730
Onerous Contracts	-	-	-	-	-	-
Concessions to Pay - UBP	-	-	-	-	-	-
Sectorial Charges (statutory taxes)	7,843	38,060	20,288	29,730	-	3,072
Others	76,577	30,388	284,822	16,289	46,200	116,549
CURRENT TOTAL	737,262	1,274,262	1,065,358	254,052	395,980	4,609,792

NON-CURRENT
Suppliers	-	967,919	-	233,087	128,541	7,386,818
Financing and Loans - principal	693,113	594,678	721,108	208,161	37,844	1,494,825
Bonds	-	-	-	-	-	-
Taxes and Social Contribution	10,748	3,595	40,155	4,152	-	-
Income Tax and Social Contributuion	-	-	-	-	-	-
Derivatives	-	-	-	-	-	-
Reimbursement Obligations	-	143,233	-	125,189	57,209	2,254,762
Advance to clients (Early Energy Sell)	-	-	-	-	-	-
Estimated Obligations	47,165	-	1,467	-	198	-
Provisions for Contingencies	90,279	136,014	101,192	10,767	48,393	368,329
Provision for uncovered liabilities on invested companies	-	-	-	-	-	-
Post-Employment Benefit (Complementary Pension Fund)	46,131	-	26,934	-	2,851	450
Leasing	-	-	-	-	-	1,180,022
Provision for Onerous Contracts	-	-	-	-	-	-
Concessions to Pay - UBP	-	-	-	-	-	-
Sectorial Charges (statutory taxes)	-	41,184	33,090	-	-	-
Obligations for asset demobilization (Nuclear power plant demobilization)	-	-	-	-	-	-
Advance for future capital Increase	8,307	245	16,416	12,787	-	-
Others	55,581	1,331,518	499	1,009	19,328	463,683
NON-CURRENT TOTAL	951,324	3,218,386	940,861	595,152	294,364	13,148,889

STOCKHOLDERS’ EQUITY
Social Capital	726,447	1,325,124	1,256,331	475,789	684,204	4,610,171
Capital Reserves	-	-	-	-	-	-
Profit Reserves	-	-	-	-	-	-
Additional Dividend Purposed	-	-	-	-	-	-
Profit/Losses Accumulated	(667,825)	(1,266,358)	(1,421,251)	(460,293)	(785,721)	(6,714,563)
Other Comprehensive Income	(58,812)	-	6,155	(422)	(3,505)	(2,253)
Non-controlling Shareholders Participations	-	-	-	-	-	-

STOCKHOLDERS’ EQUITY TOTAL	(190)	58,766	(158,765)	15,074	(105,022)	(2,106,645)

LIABILITY AND STOCKHOLDERS’ EQUITY TOTAL	1,688,396	4,551,414	1,847,454	864,278	585,322	15,652,036

Marketletter 1Q16

STATEMENT OF INCOME 03/31/2015	Ceal	Ceron	Cepisa	Eletroacre	Boa Vista Energia	Amazonas Energia

Operational Revenue	335,719	286,568	299,377	89,597	59,398	798,364

Electric Energy – sale to Distribution Companies	-	-	-	-	-	-
Electric Energy - Generation	-	-	-	-	-	309,043
Short Term electric Energy	-	-	-	-	-	384,803
Construction Revenue of Plants	-	-	-	-	-	7,658
Electric Energy Supply – Distribution	427,070	364,529	381,639	109,084	72,764	189,606
Construction Revenue – Distribution	20,688	31,518	28,122	11,926	2,149	26,922
Others Operational Revenues	29,004	25,242	29,586	1,012	2,136	67,986

Deductions to Operational Revenues	(141,043)	(134,721)	(139,970)	(32,425)	(17,651)	(187,654)

Operational Expenses	(310,688)	(297,413)	(297,362)	(118,132)	(99,160)	(556,257)

Personnel, Material and Services	(47,937)	(59,647)	(52,718)	(22,404)	(18,917)	(150,729)
Electric Energy Purchased for Resale	(201,278)	(180,026)	(168,954)	(64,673)	(33,424)	(255,083)
Charges on Electric Energy Grid Usage	(21,371)	(4,350)	(15,111)	(3,787)	-	(49,874)
Construction	(20,688)	(31,518)	(28,122)	(11,926)	(2,149)	(34,580)
Fuel used for electric energy production	-	-	-	-	(11,202)	132,412
Remuneration and Reimbursement (Royalties)	-	-	-	-	-	(1,824)
Depreciation and Amortization	(6,904)	(9,043)	(8,553)	(3,914)	(2,625)	(66,820)
Operating Provisions	7,155	6,862	(5,050)	(4,170)	(30,097)	(43,451)
Others	(19,665)	(19,691)	(18,854)	(7,258)	(746)	(86,308)

OPERATING RESULT BEFORE FINANCIAL RESULT	25,031	(10,845)	2,015	(28,535)	(39,762)	242,107

FINANCIAL REVENUE (EXPENSES)

Financial Investments Revenue	447	454	310	188	33	1,544
Interest, Commission and Rates revenue (loans and financing)	-	-	-	-	-	-
Debt Charges	(29,204)	(21,657)	(61,297)	(13,299)	(1,649)	(281,622)
Charges - Leasing	-	-	-	-	-	(69,066)
Charges – remuneration to shareholders	-	-	-	-	-	-
Moratorium Increase on electric energy	2,334	8,698	13,000	2,810	-	16,682
Net Monetary Update	26,345	(11,443)	(9,315)	(1,590)	6,759	(424)
Net Exchange Update	(262)	-	-	-	-	-
Regulatory Asset and Liability Update (Installment A - CVA) - Net	-	-	-	-	-	-
Other financial Revenues	2,112	3,210	5,627	-	(676)	121,088
Other financial expenses	(16,513)	(14,426)	(8,805)	(1,386)	-	(35,123)

FINANCIAL RESULT	(14,741)	(35,164)	(60,480)	(13,277)	4,467	(246,921)

EQUITY PARTICIPATION RESULT	-	-	-	-	-	-

RESULT BEFORE SOCIAL CONTRIBUTION, INCOME TAX, EMPLOYEES AND MANAGEMENT PARTICIPATION AND MINORITY PARTICIPATION	10,290	(46,009)	(58,465)	(41,812)	(35,295)	(4,814)

Income Tax and Social Contribution and Fiscal Incentives Revenue	(41,566)	-	-	-	-	-

RESULT BEFORE EQUITY PARTICIPATION	(31,276)	(46,009)	(58,465)	(41,812)	(35,295)	(4,814)

NET PROFIT OF THE PERIOD	10,885	(45,300)	(17,707)	(39,832)	(35,295)	40,262

Marketletter 1Q16

CASH FLOW 03/31/2015	Ceal	Ceron	Cepisa	Eletroacre	Boa Vista Energia	Amazonas Energia
Operating Activities
Profit (loss) before income tax and social contribution	52,452	(45,300)	(17,707)	(39,833)	(35,295)	(87,264)

Depreciation and amortization	6,904	9,043	8,553	3,914	2,625	66,820
Net monetary variation	(1,938)	11,443	3,335	1,590	-	-
Net exchange variation	-	-	-	-	-	424
Financing charges	28,305	21,657	53,604	13,300	1,301	139,741
Provision for uncovered liability	-	-	-	-	-	-
Provision for doubtful credit liquidation	(10,617)	(6,995)	3,168	5,007	30,502	21,738
Provisions for contingencies	1,568	133	1,882	1,841	(405)	23,690
Provision for staff realignment	-	-	-	-	-	-
Provision for loss with Investment	-	-	-	-	-	-
Provision for reduction on recoverable amount of assets	-	-	-	(2,678)	-	-
Provision for onerous contracts	-	-	-	-	-	-
Provision for loss with Financial Asset	-	-	-	-	-	-
Global reversal reserve charges	-	-	-	-	-	-
Adjustment to Present Value / Market Amount	(73)	-	-	-	-	-
Minority Participation in Result	-	-	-	-	-	-
Charges on Shareholders funds	-	-	-	-	-	-
Financial Asset Revenue	-	-	-	-	-	-
Derivatives	-	-	-	-	-	-
Others	230,302	6,672	352	-	321	2,963
(Increase) decrease on operating asset/liability	(267,068)	43,555	(9,819)	9,630	5,380	198,608

Cash from Operating Activities	39,835	40,208	43,368	(7,229)	4,429	366,720

Payment of financial charges	(301)	(2,913)	-	(943)	-	(65,736)
Payment of charges of global reversal reserve	-	-	-	-	-	-
Financial charges receivable	-	-	-	-	-	-
Remuneration from equity investments received	-	-	-	-	-	-
Annual allowed Revenue Receiving (Financial Asset)	-	-	-	-	-	-
Financial Asset Indemnities Receiving	-	-	-	-	-	-
Payment of income tax and social contribution	-	-	-	-	-	-
Complementary pension fund payment	-	-	-	-	-	-
Payment of lawsuit contingencies	-	-	(2,264)	-	-	-
Lawsuit Deposits	1,326	(2,766)	-	-	-	(26,278)

Net Cash from Operating Activities	40,860	34,529	41,104	(8,172)	4,429	274,706

Financing Activities
Loans and financing obtained	24,997	5,015	6,146	13,626	-	25,298
Loans and financing payment - principal	(13,562)	(4,996)	(8,388)	(2,235)	(426)	(47,098)
Payment to Shareholders	-	-	-	-	-	-
Global Reversal Reserve Reposition	-	-	-	-	-	-
Receiving of advance for future capital increase (AFAC)	-	-	-	-	-	-
Payment of Refinancing of taxes and contributions - Principal	(2,954)	-	-	-	-	-
Others	-	-	-	-	-	-
Net Cash from Financing Activities	8,481	19	(2,242)	11,391	(426)	(21,800)

Investment Activities

Financing and Loans Concessions	-	-	-	-	-	(20,000)
Receiving of Loans and Financing Ceded	-	-	-	-	-	-
Acquisition of fixed assets	-	(579)	(173)	(27)	(2,128)	(1,146)
Acquisition of intangible assets	-	(513)	(763)	-	(2,245)	(1,115)
Acquisition of concession assets	(20,688)	(31,518)	(26,084)	(11,926)	(228)	(32,353)
Concession for advance of future capital increase	-	-	-	-	-	-
Acquisition/Contribution of capital in equity participation	-	-	-	-	-	-
Others	(290)	-	-	-	-	-

Net Cash from investments activities	(20,978)	(32,610)	(27,020)	(11,953)	(4,601)	(54,614)

Increase (decrease) in cash and cash equivalents	28,363	1,938	11,842	(8,734)	(598)	198,292
Cash and cash equivalent – beginning of period	9,619	4,525	5,478	24,497	7,286	62,606
Cash and cash equivalent – end of period	37,982	6,463	17,320	15,763	6,687	260,898
	28,363	1,938	11,842	(8,734)	(599)	198,292

Marketletter 1Q16

IV.3 Financial Informations and Result Analysis of Eletrobras Companies

Company	Net Operating Revenue (R$ Million)		Service Result* (R$ Million)		Profit/Loss of Period* (R$ Million)		EBITDA (R$ Million)		Margin EBITDA (%)
	1Q16	1Q15	1Q16	1Q15	1Q16	1Q15	1Q16	1Q15	1Q16	1Q15
Eletronorte	1,227	1,407	544	269	656	130.8	712	417	58%	30%
Chesf	864	915	-46	109	-8	386.4	0	123	0%	13%
Furnas	1,285	1,672	328	659	101	410.7	377	684	29%	41%
Eletronuclear	635	501	189	82	29	123.1	288	174	45%	35%
Eletrosul**	373	383	106	151	-25	69.9	125	180	34%	47%
CGTEE	14	120	-176	-85	-280	-167.0	-158	-64	-1,163%	-53%
Amazonas GT	66	0	-71	-40	-134	0.0	-55	0	-83%	-

(R$ Million)

* Values for consolidation purposes

** The subsidiary Eletrosul results were adjusted by eliminating figures for sale to Eletronorte and recognition of the amortization for the period of granting non profits intergroup realized.

(R$ Million)

Company	Net Operating Revenue (R$ Million)		Service Result* (R$ Million)		Profit/Loss of Period* (R$ Million)		EBITDA (R$ Million)		Margin EBITDA (%)
	1Q16	1Q15	1Q16	1Q15	1Q16	1Q15	1Q16	1Q15	1Q16	1Q15
Eletroacre	95	92	-45	-27	-56	-39.8	-40	-23	-43%	-25%
Ceal	407	378	-17	67	-57	10.9	-8	74	-2%	20%
Amazonas Energia	646	843	-297	160	-817	-87.3	-407	226	-63%	27%
Cepisa	303	340	-86	43	-148	-17.7	-76	51	-25%	15%
Ceron	407	287	42	-10	-25	-45.3	53	-1	13%	0%
Boa Vista Energia	66	59	-46	-40	-66	-35.3	-43	-37	-66%	-63%

* Values for consolidation purposes

Marketletter 1Q16

IV.3.1 Financing and Loans – R$ Million

Financing and Loans

Local Currency (LC) +  Foreign Currency (FC)

Empresa Eletrobras	Eletrobras (1)							Others Creditors (2)							Total (1+2)
	2017	2018	2019	2020	2021	2022	After 2022	2017	2018	2019	2020	2021	2022	After 2022
Eletronorte	327.69	274.33	249.30	256.43	246.65	223.38	962.23	156.25	155.59	156.68	168.27	170.89	173.89	1,308.25	4,829.83
Chesf	9.41	10.15	7.04	-	-	-	-	199.67	321.96	321.96	146.96	73.57	51.49	189.33	1,331.54
Furnas	914.00	501.00	475.00	496.00	506.00	312.00	862.00	1,203.00	1,679.00	720.00	572.00	369.00	368.00	881.00	9,858.00
Eletronuclear	175.07	135.64	138.11	138.11	138.11	119.55	578.90	77.82	120.25	166.78	178.88	191.85	205.77	4,828.74	7,193.59
Eletrosul	256.99	263.13	259.07	248.74	244.52	178.51	601.62	599.11	141.83	130.19	118.55	95.49	89.28	328.50	3,555.53
CGTEE	136.50	335.90	275.80	279.70	279.70	243.50	206.60	-	-	-	-	-	-	-	1,757.70
Amazonas GT	277.70	80.00	74.70	53.10	22.50	12.80	0.30	-	-	-	-	-	-	-	521.10
Itaipu Binacional	390.74	550.85	587.25	626.45	668.68	297.09	58.10	677.94	956.91	1,020.90	1,089.61	1,163.43	1,239.61	441.43	9,768.99
Eletroacre	53.45	36.69	27.63	27.23	27.23	12.67	9.06	-	-	-	-	-	-	-	193.96
Ceal	219.00	178.00	154.00	113.00	101.00	62.00	39.00	7.00	2.00	2.00	2.00	-	-	-	879.00
Amazonas Energia	215.53	210.88	207.03	205.90	200.56	120.86	39.00	-	-	-	-	-	-	-	1,199.76
Cepisa	341.51	56.34	26.01	7.47	6.04	5.36	354.19	4.64	5.00	5.00	5.00	5.00	5.00	18.73	845.25
Ceron	142.09	114.99	155.74	100.24	82.53	64.31	79.88	-	-	-	-	-	-	-	739.78
Boa Vista Energia	11.78	8.32	6.94	6.11	6.11	4.01	3.64	-	-	-	-	-	-	-	46.91

Marketletter 1Q16

IV.3.2 Analysis Result of Generation and Transmission Companies

Eletronorte

The company presented, in the 1Q16, a result higher than in the previous quarter, from a profit of R$ 130.7 million in the 1Q15, to a profit of R$ 656.3 million in the 1Q16, mainly due to the factors described below.

Operating Income

In generation:

Generation segment revenues were lower than in the 1Q15, from R$ 1.30 billion in the 1Q15 to R$ 1.13 billion in the 1Q16. This reduction is explained mainly by the reduction of R$ 264 million in the supply revenue, reflecting the amount of energy purchased – an average of 3,969.58 MW in 2015 and 2,808.44 MW in 2016. The average tariff increased, reaching R$ 156.34/MWh.

In transmission:

Transmission revenues decreased slightly in relation to the 1Q15, from R$ 252.9 million to R$ 207.8 million, mainly because of the construction revenue, which fell from R$ 50.5 million in the 1Q15 to R$ 14.1 million in the 1Q16, but with no impact on the result of the company since it has equivalent value in the Operating Expenses.

Operating Expenses

Operating Expenses decreased R$ 454.7 million, from R$ 1,137.7 million in the 1Q15 to R$ 682.9 million in the 1Q16. This reduction is due, mainly, to the reduction in purchased energy expenses, which fell from R$ 409.2 million in the 1Q15 to R$ 44.8 million in the 1Q16, and to the provisions, which increased from R$ 29.4 million negative to R$ 65.7 million positive.   The decrease of the Price for Settlement of Differences – Price for Settlement of Differences – PLD, for the acronym in Portuguese, and lower exposure to energy purchased, because of the lower level of hiring by the company, were the main factors for the reduction of energy costs.

The personnel, materials and services (PMS) costs increased by about R$ 36.5 million, relative to the 1Q15, the most relevant factor being the increase in spending on third-party services, due, mostly to the fact that the 1Q16 result is impacted by the collective bargaining agreement entered into after the 1Q15.

Financial Result

The financial result improved by R$ 275.8 million last quarter, from R$ 166.7 million negative in the 1Q15 to R$ 109.1 million positive in the 1Q16. The gain in the calculation of the fair value of derivative, related to the sale of energy pegged to the price of aluminum, as well as the quarterly appreciation of the real against the dollar contributed to this improvement.

Marketletter 1Q16

Shareholdings

The result of the Shareholdings improved, reaching R$ 59.6 million in the 1Q16, compared to R$ 38.4 million in the 1Q15, influenced by the positive result of the investment in the transmission Linha Verde SPE. The only contribution made in the quarter was to the Norte Energia (Belo Monte HPP) in the amount of R$ 339.6 million.

Chesf

The company presented a lower result than in the 1Q15, from a profit of R$ 386.4 million in the 1Q15, to a loss of R$ 7.6 million in the 1Q16, mainly due to the factors described below.

Operating Income

In generation:

Generation revenues decreased, from R$ 709.1 million in the 1Q15 to R$ 562.7 million in the 1Q16. This reduction is explained mainly by the reduction of R$ 138.1 million in the short-term revenue, at the Electric Energy Trading Chamber – CCEE, especially because of the decrease in the Price for Settlement of Differences – PLD and less dispatch of TPP Camaçari.

In transmission:

Transmission revenues increased, from R$ 373.5 million in the 1Q15 to R$ 450.3 million in the 1Q16, mainly because of the construction revenue, which increased from R$ 147.3 million in the 1Q15 to R$ 208.2 million in the 1Q16, reflecting the investments made, but with no impact on the result of the company since it has equivalent value in the Operating Expenses.

Operating Expenses

Operating Expenses increased R$ 103.9 million, from R$ 805.7 million in the 1Q15 to R$ 909.7 million in the 1Q16. Among the main variations, the increase of R$ 39.7 in the PMS account, from R$ 247.1 million in the 1Q15 to R$ 286.8 in the 1Q16, and it is important to highlight the increase in personnel because of the adjustment resulting from the collective bargaining agreement entered into after the 1Q15 and of increased medical expenses.  The increase of R$ 47.9 million in the construction expenditure account also contributed to the increase in Operating Expenses, but it has had no impact on the result, since it has equivalent value in the revenue.

It was partially offset by the reduction in R$ 62.9 million of fuel expenses, because of the lower level of the TPP Camaçari.

Marketletter 1Q16

Financial Result

The financial result decreased from R$ 262.1 million in the 1Q15 to R$ 27.5 million in the 1Q16. The reduction in the 4T15 occurred, mainly, due to the exemption from compensation of the indemnifications for the first tranche of Law 12,783/2013, due to the receipt of all credits.

Shareholdings

The result of the Shareholdings improved from a loss of R$ 13.8 million in the 1Q15 to a profit of R$ 20.3 million in the 1Q16, influenced by the positive outcome of STN transmission SPE. Equity investments amounted to R$ 172.4 million, with the contribution to the Norte Energia in the amount of R$ 165 million being the most relevant.

Furnas

The company presented, in the 1Q16, a lower result than in the 1Q16, from a profit of R$ 410.6 million in the 1Q15, to a profit of R$ 100.8 million in the 1Q16, mainly due to the factors described below.

Operating Income

In generation:

Generation segment revenues decreased relative to the 1Q15, from R$ 1,468.3 in the 1Q15 to R$ 1,069.2 million in the 1Q16. This reduction is explained mainly by the reduction by R$ 90.9 million in the supply revenue, due to the decontracting of energy in the Free Contracting Environment, or ACL for the acronym in Portuguese, and R$ 254.5 million in the short-term revenue, due to the decrease in the Settlement Price for the Differences – PLD and to the effect of re-settling of Generating Scaling Factor – GSF.

In transmission:

Transmission segment revenues increased relative to the 1Q15, from R$ 370.3 million in the 1Q15 to R$ 395.9 million in the 1Q16. This increase in transmission revenue was mainly due to the Maintenance and Operation Revenue, which increased from R$ 224.7 million in the 1Q15 to R$ 272.2 million in the 1Q16.

Operating Expenses

Operating Expenses decreased from R$ 1,013.4 million in the 1Q15 to R$ 957.2 million in the 1Q16. This reduction was due mostly to (i) the decrease of R$ 115.9 million in the construction expenses; and (ii) the R$ 11.3 million reduction in expenses with purchased energy due to the decrease in the PLD and the re-settling of the GSF.

Reversely, although with marginal impact, an increase of R$ 385.8 million - from R$ 385.8 million in the 1Q15 to R$ 423.3 in the 1Q16 - was observed in the PMS account, due, mostly, to the annual adjustment resulting from the collective bargaining agreement.

Marketletter 1Q16

Financial Result

The net financial result was worse, from a negative R$ 111.8 million in the 1Q15 to a negative R$ 180.5 million in the 1Q16. This variation is mainly due to: (i) termination of the compensation related to the 1st tranche of Law 12,783/2013, since it has received 100% of the indemnity; and (ii) the increase in debt charges, from R$ 205.7 million in the 1Q15 to R$ 238.5 million in 1Q16, because of the increase in debt, which reached approximately R$ 9.8 billion.

On the other hand, the positive variation of R$ 82.2 million, in the passive exchange variation account, reflecting the appreciation of the real against the dollar in the quarter, from R$ 3.90/US$ on 12/31/2015 to 3.55/US$ on 03.31.2016, positively impacted the financial result.

Shareholdings

The result of equity investments was negative, from R$ 31.7 million negative in the 1Q15 to R$ 20.0 million negative in the 1Q16. This result mainly reflects the negative result in the Madeira Energia S/A SPE, equivalent to R$ 56.5 million, considering the participation of Furnas in the capital stock of this SPE. According to the financial statements, the shares of capital totaled R$ 312.6 million in the 1Q16, and it is worth highlighting the contribution of R$ 152.1 million in the Madeira Energia and R$ 139.3 million in the São Manoel SPE, so that the balance in the investments account reached R$ 6.34 billion.

Eletronuclear

The company presented, in the 1Q16, a lower result than in the 1Q15, from a profit of R$ 123.1 million in the 1Q15, to a profit of R$ 28.84 million in the 1Q16, mainly due to the factors described below.

Operating Income

In generation:

Net Operating Income increased by R$ 134.2 million, or about 27%, due to the tariff adjustment at the end of 2015, which took into account the cost of fuel as tranche A, as well as a new criterion for its calculation.

Operating Expenses

Operating expenses increased by R$ 27.4 million, from R$ 418.7 million in the 1Q15 to R$ 446.1 million in the 1Q16. This increase is mainly due to: (i) an increase by R$ 21.6 million in other operating expenses, especially the R$ 13.33 million municipal property tax suit, not accounted for in 2015; (ii) an increase by R$ 2.8 million in the costs of transmission charges; and (iii) an increase by R$ 7.1 million in depreciation expenses from the nuclear power plants Angra 1 and 2.

Reversely, the personnel, materials and third-party services – PMS expenses decreased, from R$ 205.0 million in the 1Q15 to R$ 172.4 million in the 1Q16.

Marketletter 1Q16

Financial Result

The financial result materially impacted the quarterly result, which decreased from a positive R$ 96.0 million in the 1Q15 to an expense of R$ 126.2 million in the 1Q16. The appreciation of the real against the dollar negatively impacted the company's financial result, especially the foreign exchange rate variation accounts, due to the calculation of the present value of the obligation of decommissioning of the plants and the financial revenue of the decommissioning fund.

The company's indebtedness has increased from R$ 6.82 billion in December 2015 to R$ 7.38 billion in March/2016. The impact on financial expense was small, since the interest on long-term debt related to the works of Angra 3 are capitalized in assets.

Eletrosul

The company presented in the 1Q16 a loss of R$ 26.6 million (R$ 24,5 million considering consolidation adjustment), lower than the profit of R$ 69.0 million in the 1Q15, mainly because of the factors described below.

Operating Income

In generation:

Generation revenues decreased slightly - from R$ 179 million in the 1Q15 to R$ 175 million in the 1Q16. Even though the variation has been was small, the increase in supply revenue (adjustment by the IPCA and new wind farms) is noticed on the one hand, while the reduction of short-term income due to the decrease in the PLD and related adjustments relative to reviews made by the CCEE, arising in particular from legal proceedings related to the GSF filed by several market players, is noticed on the other hand. The average rate of energy sold by Eletrosul was R$ 187.78/MWh, lower than the R$ 194.70/MWh recorded in the 4Q15.

In transmission:

Transmission segment revenues increased by 3.6%, from R$ 230.2 million in the 1Q15 to R$ 238.5 million the 1Q16, due to the result of the adjustment on the value of RAP in the 2015/2016 cycle.

Operating Expenses

Operating expenses increased by 16%, from R$ 232.3 million in the 1Q15 to R$ 267.4 million in the 1Q16. This increase is due mainly to variations by: (i) R$ 10.8 million in the personal account, due to the the collective bargaining agreement entered into after the 1Q15; (ii) R$ 6.9 million in the purchased energy account from Jirau and Teles Pires and (iii) R$ 7.9 million the depreciation account, due to the assets (wind farms) whose operation began at the end of 2015.

Marketletter 1Q16

Financial Result

The financial result declined by 140%, from R$ 48.8 million negative in the 1Q15 to R$ 116.9 million negative in the 1Q16. That variation occurred, mainly due to: (i) the end of the remuneration of the claims concerning the first installment of the law 12,783/2013, since 100% of the compensation has been received (a variation of R$ 51.6 million relative to the 1Q15); and (ii) the increase of the burden of debt, which increased from R$ 79.2 million in the 1Q15 to R$ 117.7 million in the 1Q16, because of increased debt, which reached approximately R$ 4.45 billion. Financial expenses were also impacted in the 1Q16 by the costs with the settlement of debentures and the long-term funding to replace these settlements.

The recovery in the 1Q16 of the real against the dollar, which rose from R$ 3.90/US$ on 12/31/2015 to R$ 3.55/US$ on 3/31/2016 had marginal impact in the financial expenses of Eletrosul, since most of the company's debt is in real.

Shareholdings

The result of the corporate equity investment was negative, from R$ 0.6 million negative in the 1Q15 to R$ 18.1 million negative in the 1Q16. This reflects mainly the equity results of investees ESBR Participações and Santa Vitória do Palmar. The creations of capital totaled R$ 38.0 million in the 1Q16, aimed at the Teles Pires SPE. The balance on investments account reached R$ 2.16 billion.

CGTEE

The company presented a 67% increase in losses from the 1Q15 to the 1Q16, from a loss of R$ 167.0 million in the 1Q15 to a loss of R$ 279.6 million in the 1Q16.

Operating Income

In generation:

CGTEE's power supply revenue declined significantly, from R$ 129.4 million in the 1Q15 to R$ 21.9 million in the 1Q16 due primarily to a significant reduction of energy contracts, a short-term revenue drop due to adjustments in the liquidation of the CCEE and the reversal of the 2015 revenue on account of operational problems.

Marketletter 1Q16

Operating Expenses

Operating expenses decreased by 7%, from R$ 205.1 million in the 1Q15 to R$ 190.1 million in the 1Q16, mainly due to a decrease by 38% of the expenses with energy purchased for resale, which decreased from R$ 98.9 million in the 1Q15 to R$ 61.3 million in the 1Q16, due, mostly to the fact that the provision for reimbursement to the distribution companies for energy no generated was lower in 2016 than in 2015.

Financial Result

The financial result worsened by 25% in the 1Q16 relative to the 1Q15, from R$ 82.3 million negative in the 1Q15 to R$ 103.2 million negative in the 1Q16, due mainly to an increase by 28% of the burden of debt, which rose from R$ 78.3 million in the 1Q15 to R$ 100.2 million in the 1Q16, reflecting the increase in indebtedness which reached R$ 2.5 billion.

Eletropar

The company presented a net result of R$ 1.4 million both in the 1Q15 and in the 1Q16. The worsening in operating expenses were offset by the improvement in the financial result, therefore keeping the result at the same level in the comparison between the two periods.

Operating Expenses

Operating expenses increased by 112%, from R$ 0.9 million in the 1Q15 to R$ 1.9 million in the 1Q16, due principally to the operating provisions account, which increased from zero in the 1Q15 to R$ 0.7 million in the 1Q16, and other operating expenses, which increased from R$ 0.1 million in the 1Q15 to R$ 0.3 million in the 1Q16.

Financial Result

The financial result showed a 76% increase, from R$ 1.6 million in the 1Q15 to R$ 2.8 million in the 1Q16. This increase can be justified, almost exclusively, by an increase in the revenue from financial investments, from R$ 1.6 million in the 1Q15 to R$ 2.9 million in the 1Q16.

Shareholdings

The result of equity investments of the 1Q16 remained at the same level of 1Q15: R$ 0.9 million.

Current Income Tax and Social Contribution

There was a significant increase in the current Income Tax and Social Contribution account, from R$ 0.15 million in the 1Q15 to R$ 0.37 million in the 1Q16.

Marketletter 1Q16

Amazonas GT

The company presented in the 1Q16 a loss of R$ 134.3 million. The company has no financial data for comparison relative to the 1Q15, however, this quarter's loss was smaller than that of the 4Q15 (R$ 202.7 million), due primarily to the factors described below.

Operating Income

In generation:

Amazonas GT's revenue decreased from R$ 139.8 million in the 4Q15 to R$ 114.7 million in the 1Q16. This revenue is partly due to energy supply contracts signed with their parent company, Amazonas Distribuidora, and partly due to System Service Charges - ESS for the acronym in Portuguese, intended to cover the fixed and variable costs of some fuel oil thermal plants.

Operating Expenses

Operating expenses decreased from R$ 215.7 million in the 4Q15 to R$ 136.1 million in the 1Q16, due primarily to the reduction of provisions, which rose from R$ 260.9 million in the 4Q15 to R$ 1.44 million in the 1Q16, particularly because new impairment provisions, such as the one recorded in the 4Q15.

In the opposite direction, with less significant impact, the following facts were observed: (i) increase in Personnel, Materials and third-party Services - PMS costs, from R$ 31.3 million in the 4Q15 to R$ 35.2 million in the 1Q16, because mainly of the increase in personnel costs, due to the collective bargaining agreement and the provision for vacations in the quarter and (ii) increase in fuel costs due to the stock outs for the month of December/2015 in January/2016, due to problems in the system. Another factor that contributed to the increase in operating expenses was the provision of PIS and COFINS in January/2016 in the amount of R$ 32,638 thousand relative to the 2015 fiscal year on the compensation of the System Service Charge - ESS.

Financial Result

The net financial result improved relative to the previous quarter, from R$ 87.9 million in the 4Q15 to R$ 63.8 million in the 1Q16, due mostly to the reduction of the price-level restatement.

Marketletter 1Q16

IV.3.3 Analysis Result of Distribution Companies

Amazonas Energia

The company presented in the 1Q16 a loss of R$ 817.4 million, due primarily to the factors described below. The result of the 1Q16 will be compared with the result of the 4Q15, since the unbundling of Amazonas Energia occurred in the second half of 2015, so the result of the 1Q15 refers to a non-comparable verticalized company.

Operating Income

In distribution:

The net operating income reached R$ 645.5 million in the 1Q16. The increase in supply revenue stands out, as it rose from R$ 444.4 million in the 4Q15 to R$ 634.4 million in the 1Q16, reflecting the tariff adjustment by 35.76% granted at the end of October and with effect as of February, after an injunction drop. The generation revenue, relative to the remote assets, presented a small reduction, from R$ 84.1 million in the 4Q15 to R$ 76.1 million in the 1Q16. The short-term revenue, which was R$295.9 million negative in the 4Q15, because of the rectification of the revenues of 2015, reached R$ 38.3 million in the 1Q16.

Operating Expenses

Operating expenses reached R$ 942.8 million. The following facts are worth mentioning: (i) reduction in PMS expenses from R$ 143.8 million in the 4Q15 to R$ 122.3 million in the 1Q16, mainly because of the reduction of the costs with third-party service; (ii) reduction of the costs of construction, from R$ 113.7 million in the 4Q15 to R$ 44.6 million. On the other hand, the following facts are also worth mentioning: (i) increase in energy expenditure, which rose from R$ 346.3 million in the 4Q15 to R$ 399.9 million the 1Q16 , reflecting the average ACR increase from R$ 192.61 MWh in 2015 to R$ 295.10 MWh in 2016 as the transfer to the consumer tariff is limited to this value for the contracts arising from the isolated system and (ii) increase in fuel costs, net of the CCC grant, which reached R$ 88.1 million in the 1Q16, due to reduction of the subsidized part because of subsidies limitation due to change of the cut-off factor (effective losses).

Financial Result

The financial result declined even further, from R$ 337.5 million negative in the 4Q15 to R$ 384.9 million negative in the 1Q16. The worsening of the financial results is explained mainly by the reduction of other financial income, which decreased from R$ 279.1 million in the 4Q15 to R$ R$ 158.9 million in the 1Q16 as well as by the increase in debt charges from R$ 47.4 million in the 4Q15 to R$ 52.1 million in the 1Q16.

Marketletter 1Q16

Shareholdings

The result of the corporate equity investments reached R$ 135.1 million, mainly due to the loss calculated for Amazonas GT. This result takes into account the equity of Amazonas GT and the verification of prior-year adjustments.

Marketletter 1Q16

Eletroacre

The company presented in the 1Q16 a loss of R$ 56.3 million, a 41% drop compared with the loss obtained in the 1Q15 (R$ 40 million), due primarily to the factors described below. However, is worth highlighting the improvement relative to the end of 2015 results.

Operating Income

In distribution:

The company's net operating income increased by 3%, from R$ 91.6 million in the 1Q15 to R$ 94.6 million in the 1Q16. The following facts stand out: (i) R$ 38 million increase at energy revenues (ii) reduction of CVA revenue to a negative amount of R$ 2.2 million and (ii) R$ 38.7 million increase in operating revenue deductions.

Operating Expenses

Operating expenses  increased by 19%, or R$ 22 million, from R$ 118.1 million in the 1Q15 to R$ 139.2 million in the 1Q16, due, mainly, to (i) the increase by R$ 5.6 million operating provisions due; (ii) the costs with fuel purchase that, unlike in the 1Q15, when they did not register deficit relative to the value received from grant, in the 1Q16 they recorded a deficit of R$ 7 million, due to reduction of the subsidized part because of subsidies limitation due to change of the cut-off factor (effective losses) and the impediment to the receipt of funds, since it has been vetoed by ANEEL and (iii) an increase of R$ 6 million in purchased energy expenses.

The insignificant increase in PMS expenses (0.2%, compared to the 1Q15), and the reduction in payment of charges on grid usage from R$ 3.8 million in the 1Q15 to R$ 1 million in the 1Q16, a 72% reduction, mitigated the increase in operating expenses.

Financial Result

The financial result improved by 11.7%, from R$ 13 million negative in the 1Q15 to R$ 11.7 million negative in the 1Q16. This variation is due mainly due to the reduction in the payment of the debt burden of R$ 5.7 million. This reduction in the payment of the debt burden minimized the negative effects of the increases recorded in the net restatement, R$ 4 million, and other financial expenses, R$ 1.2 million.

Marketletter 1Q16

Ceal

The company presented in the 1Q16 a loss of R$ 56.6 million, a significant worsening compared to the 1Q15, when a profit of R$ 10.9 million was recorded. This worsening is due primarily to the factors described below.

Operating Income

In distribution:

The net operating income - NOI presented an increase of R$ 29.4 million, from R$ 377.9 million in the 1Q15 to R$ 407.3 million in the 1Q16. The increase in the NOI, however, could be much higher if it were not for the negative variation of R$ 63.3 million on the CVA account.

Operating Expenses

Operating expenses had an increase of R$ 113.7 million, or 36.6%, from R$  310.7 million in the 1Q15 to R$ 424.3 million in the 1Q16, mainly due to: (i) the increase in R$ 67 million in the energy  purchased for resale account, from R$ 201.3 million in the 1Q15 to R$ 268.2 million in the 1Q16; (ii) the negative reversal in operating provisions, from R$ 7.6 million to R$ 5.3 million negative, a worsening of R$ 12.5 million, due to the increase in labor and civil lawsuits arising from the classification of some labor and civil procedures from possible to probable losses (also noteworthy is the default in the public service class) and (iii) the increase by 67.3% in other operating expenses, representing an increase of R$ 13.2 million, influenced by the increase in expenses with personnel, third party services and losses on uncollectible accounts.

Financial Result

The financial result presented a worsening of R$ 24.9 million, from R$ 14.7 million negative in the 1Q15 to R$ 39.6 million negative in the 1Q16, mainly due to price-level restatement that presented a worsening of R$ 22.2 million.

The decrease in other financial expenses by R$ 7 million, and the increase in the addition of energy sold by R$ 8.6 million partially offset this worsening of financial results.

Marketletter 1Q16

Cepisa

Cepisa presented in the 1Q16 a loss inferior to the registered in the same quarter of the previous year-, from a loss of R$ 17.7 million in 1Q15 to a loss of R$ 147.5 million in 1Q16, mainly due to the factors described below.

Operating income

Distribution:

Net operating revenues decreased by R$ 37.3 million, from R$ 340.1 million in 1Q15 to R$ 302.8 million in 1Q16. This variation is explained by the reduction of R $ 29.4 million in revenue from the "Part A" and increases in deductions from operating revenue, due, primarily, to the accounting for R$ 19.1 million of tariff flags which started to be accounted only from 2015 and the increase in the CDE quota by R$ 23.1 million.

It is worth mentioning that the tariff adjustment granted in September 2015, repositioned dealership rates at 10.85% (average effect for the captive consumer end of 5.53%) and 9.81% relating to the portion A.

Operating expenses

Operating expenses increased by R$ 91.3 million, or 30.7%, from R$ 297.4 million in 1Q15 to R$ 388.7 million in 1Q16. This increase is mainly due to (i) the R$ 42.4 million increase related to change in due power purchase contracts, mainly at the beginning of the supply of three new auctions with high average rates of purchase and the tariff adjustment practiced in the power purchase agreements in 10.78% (IPCA) from August/2015, reflecting therefore the first quarter of 2016; (ii) the increase in expenses with Personnel, Material and Service (PMS) in 29.6% , R$ 15.6 million, of which 55% of this increase relates to only expenses with third-party services due to mainly, growth of the following services: reading, billing and delivery of bills; servicing and maintenance of distribution networks, surveillance and collection charges.

Financial result

The financial result presented a slight decrease, from R$ 60.5 million negative in 1Q15 to R$ 61.7 million in 1Q16, practically there were three key factors for maintaining this item almost same level of financial results, which are (i) reductions in the payment of debt service charges, financial expenses and arrears on energy sold which together reach R$ 14 million, and (ii) an increase in expenses with net monetary restatements of R$ 16.1 million.

Marketletter 1Q16

Ceron

The company presented at a loss of R$ 25 million in the 1Q16, better than the loss of R$ 45.3 million in the 1Q15, and this improvement is even more representative relative to the company's 2015 results (a loss of R$ 561 million). This is due primarily to the factors described below.

Operating Income

The net operating income - NOI presented an increase by R$ 119.8 million, from R$ 287.3 million in the 1Q15 to R$ 407.3 million in the 1Q16. The R$ 102.2 million increase in the supply of electricity, due to the collection of tariff flags, combined with the R$ 109.4 million positive variation in the CVA account were the main factors behind the 41.7% increase in the company's NOI. The tariff flags mechanism aims at the monthly transfer of expenses with thermoelectric power purchase. The readjustment granted in late November 2015 repositioned the company's tariffs by 48.08% (average effect to the captive consumer of 13.41%), 45.50% of which related to the tranche A.

Deductions from operating revenues presented a R$ 92.1 million increase, or 81.9%, due to increased taxes and transfer of tariff flags.

Operating Expenses

Operating expenses increased by R$ 67.5 million, or 22.7%, from R$ 297.4 million in the 1Q15 to R$ 364.9 million in the 1Q16. This increase was due mostly to (i) the addition of purchased energy costs, R$ 28.1 million, due, mainly, to an increase in the average ACR, from R$ 192.61 MWh in 2015 to R$ 295.10 MWh because the transfer to the consumer tariff is limited to this value for the contracts arising from the isolated system, and these contracts represent approximately 70% of Company’s power purchase contracts; (ii) a negative variation of R$ 13.7 million in other operating expenses due, mainly, to the increase by R$ 5.6 million in losses on receivables credits and (iii) the increase in the operating provisions of R$ 16 million

The not-so-high PMS expenses (R$ 4 million) - the expenses on personnel responsible for 52% of this increase, due to the collective bargaining agreement entered into after the 1Q15  - partially minimized this increase in operating expenses.

Financial Result

The financial result showed a worsening by R$ 32 million, from R$ 35.2 million negative in the 1Q15 to R$ 67.2 million negative in the 1Q16, mainly due to the increase by R$ 139.2 million of other financial expenses related to energy supply output with Eletronorte/Termonorte II, pursuant to ANEEL's official letter issued in November 2015. This increase in financial expenses was largely offset by the increase by R$ 110.7 million in other financial income related to the update to 12/31/2015 of credits with CCC not transferred to Ceron until November 2014.

Marketletter 1Q16

Boa Vista Energia

The company presented, in the 1Q16, a net result 87.4% lower than in the 1Q15, from a loss of R$35.3 million in the 1Q15 to a loss of R$ 66.2 million in the 1Q16, due to the factors described below.

Operating Income

In distribution:

Net operating income increased by 10.3%, or R$ 6.1 million, from R$ 59.4 million in the 1Q15 to R$ 65 million in the 1Q16, due mainly to the variation in the volume of energy sold, that increased by 14.1%.  It is worth highlighting that, in late October 2015, a tariff adjustment was granted which repositioned the company's fees by 38.83% (with an average effect of 41.52% for the captive consumer), 36.62% of which related to the tranche A. However, this adjustment did not impact the result for the quarter as it was suspended by an injunction granted by the 4th Court of the Judicial Section of the State of Roraima. It is worth highlighting that, in April 2016, the injunction no longer in force, so that the company is already applying the adjustment granted, while it evaluates the way it will receive the amount it is entitled to, retroactive to the injunction date.

Operating Expenses

Operating expenses increased by R$ 12.3 million, compared to the 1Q15, or 12.4%, from R$ 99.2 million in the 1Q15 to R$ 111.5 million in the 1Q16. Boa Vista’s operating deficit in the 1Q16 amounted to R$ 50 million. Such worsening is due mainly to: (i) the power purchased for resale, which suffered the greatest variation due to the effects of the increase in the value of the average cost of energy and potency marketed by the distribution agents in the Regulated Contracting Environment - ACR for the acronym in Portuguese - by 53.21% as of January 2016; and (ii) the increase in expenses with the purchase of fuel for energy production by R$ 10.4 million, or 48%, mainly due to the reduction of the subsidized part, from 82.1% in the 1Q15 to 62% in the 1Q16, due to the subsidies limitation due to change of the cut-off factor (effective losses) and impediment to receipt of funds, as it was vetoed by ANEEL.  The operating worsening of the operating deficit was partially offset by the decrease in the values recorded in the operating provisions, from R$ 30.1 million in the 1Q15 to R$ 14.7 million, a 50% reduction.

Financial Result

The net financial result showed a decrease of R$ 24.7 million, from a revenue of R$ 4.5 million in the 1Q15 to an expense of R$ 20.2 million in the 1Q16. Such a significant reduction was due to the moratorium increase in purchased energy of R$ 18.4 million, mainly related to contracts of power purchased for resale with Eletronorte and the increase recorded in the net monetary variations, of R$ 12.1 million, especially relative to the term acknowledging the debt with Petrobras.

Marketletter 1Q16

Celg-D

As of the 1Q16, Celg-D will no longer be subject of quarterly analyses, due to the company’s deconsolidation in Eletrobras’ Financial Statements, resulting from decision to sell the entire equity interest of Eletrobras in this company.

Marketletter 1Q16

V. Market Data of Eletrobras Companies

V.1 Installed Capacity – MW

Empresas Company	Integral Responsability (a)	Integral Responsability under O&M Regime (b)	SPE (c)	SPE under O&M Regime (d)	Physical Aggregation 2015	Total (a+b+c+d)
Eletrobras Holding (1)	-	-	13	-	-	13
Eletronorte	9,281	78	121	-	-	9,480
Chesf	1,401	9,215	1,087	-	185	11,702
Furnas	4,212	4,617	1,906	403	-	11,139
Eletronuclear	1,990	-	-	-	-	1,990
Eletrosul	472	-	1,201	-	93	1,673
CGTEE	670	-	-	-	-	670
Itaipu Binacional	7,000	-	-	-	-	7,000
Amazonas G&T	1,299	-	-	-	- 264	1,299
Distribution Companies	440	-	-	-	-	440
Total	26,765	13,910	4,328	403	14	45,405

(1) The Artilleros Wind Farm was not considered, because it is an enterpirse located abroad.

V.2 Transmission Lines - Km

Company	Integral Responsability (a)	Integral Responsability under O&M Regime (b)	SPE (c)	Physical Aggregation 2015	Total (a+b+c)
Eletronorte	754	10,023	2,072	0	12,848
Chesf	1,281	18,768	1,668	323	21,717
Furnas	1,328	18,759	1,368	180	21,454
Eletrosul (1)	1,383	9,426	1,087	89	11,896
Amazonas G&T	439	-	-	0	439
Distribution Companies	388	-	-	66	388
Total	5,573	56,976	6,194	658	68,742

(1) The variation is due to the sale of shares to Eletronorte and the revaluation of assets.

Marketletter 1Q16

VI. Generation Data – Asset under Integral Responsability

VI.1 Installed Capacity - MW

VI.1.2 Generation Assets and Generated Energy

VI.1.2.1 Generation Assets and Generated Energy – Enterprises under Integral Responsability

Company	Enterprise	Location (State)	Beginning of Operation	End of Operation	Intalled Capacity (MW)	Energy Assured (Average MW)	Generated Energy MWh
							1Q16
Eletronorte	Complexo de Tucuruí	PA	Nov/84	Jul/24	8,535.00	4,140.00	8,805,785.48
	HPU Samuel	RO	Jul/89	Sep/29	216.75	92.70	91,832.13
	HPU Curuá-Una	PA	Jul/77	Jul/28	30.30	24.00	30,945.77
	TPU Rio Madeira (1)	RO	Apr/68	Sep/18	119.35	-	-
	TPU Santana	AP	Jan/93	May/19	177.74	-	4,297.35
	TPU Rio Branco I (2)	AC	Feb/98	Jul/20	18.65	-	-
	TPU Rio Branco II (2)	AC	Apr/81	Jul/20	32.75	-	-
	TPU Rio Acre	AC	Dec/94	Abr/25	45.49	-	-
	TPU – Santarém	PA	Jun/14	(4)	18.75	-	751.03
	TPU Senador Arnon Afonso Farias de Mello(3)	RR	1st Unit (mach. 2) dec/90; 2nd Unit (mach. 1) jun/91; 3rd Unit (mach. 3) dec/93	Aug/24	85.99	-	-
Chesf	Curemas	PB	Jun/57	Nov/24	3.52	1.00	0.01
	Sobradinho	BA	Apr/79	Feb/52	1,050.30	531	370,501.43
	Camaçari (5)	BA	Feb/79	Aug/27	346.8	45.8	11,924.42
Furnas	Mascarenhas de Moraes	MG	Apr/73	Oct/23	476.00	295.00	139,809.28
	Itumbiara	GO/MG	Feb/80	Feb/20	2,082.00	1,015.00	586,925.51
	Simplício (8)	RJ	Jun/13	Aug/41	305.70	175.40	277,837.41
	Batalha	MG	May/14	Aug/41	52.50	48.80	23,342.12
	Serra da Mesa (48.46%) (6)	GO	Apr/98	Nov/39	1,275.00	671.00	722,992.60
	Manso (70%) (6)	MT	Oct/00	Feb/35	212.00	92.00	217,603.71
	Santa Cruz (7)	RJ	Mar/67	Jul/15	500.00	401.20	704,804.13
	Roberto Silveira (Campos)	RJ	Apr/77	Jul/27	30.00	21.00	16,340.84
Eletronuclear	Angra I	RJ	Jan/85	Dec/24	640.00	509.80	1,405,740.06
	Angra II	RJ	Sep/00	Aug/40	1,350.00	1,204.70	2,952,960.82
Eletrosul	HPU Mauá (9)	PR	Nov/12	Jul/42	177.93	96.90	380,794.00
	HPU Passo São João	RS	Mar/12	Aug/41	77.00	41.10	125,326.00
	HPU São Domingos	MS	Jun/13	Dec/37	48.00	36.40	93,120.30
	SHU Barra do Rio Chapéu	SC	Feb/13	May/34	15.15	8.61	24,285.10
	SHU João Borges	SC	Jul/13	Dec/35	19.00	10.14	24,807.90
	Wind Farm Cerro Chato I	RS	Jan/12	Aug/45	30.00	11.33	19,829.07
	Wind Farm Cerro Chato II	RS	Aug/11	Aug/45	30.00	11.33	20,163.80
	Wind Farm Cerro Chato III	RS	Jun/11	Aug/45	30.00	11.33	20,132.42
	WPP Coxilha Seca	RS	Dec/15	May/49	30.00	11.69	22,393.40
	WPP Capão do Inglês	RS	Dec/15	May/49	10.00	3.90	7,279.90
	WPP Galpões	RS	Dec/15	May/49	8.00	3.12	5,822.70
	Megawatt Solar	SC	Sep/14	-	0.93	NA	38.00
CGTEE	P. Médici (Candiota)	RS	Jan/74	Jul/15	320.00	183.40	183,512.40
	Candiota III – Fase C	RS	Jan/11	Jul/41	350.00	262.40	470,856.22
	S. Jerônimo (Candiota)	RS	Apr/53	Jul/15	-	-	-
	Nutepa (Candiota)	RS	Feb/68	Jul/15	-	-	-
Itaipu Binacional	Itaipu Binacional	PR	Mar/85	-	14,000	8,577	25,631,062.00
Amazonas GT	HPU Balbina	AM	Jan/89	Mar/27	249.75	132.30	115,560.06
	TPU Aparecida	AM	Feb/84	Jul/20	282.48	186.00	269,990.11
	TPU Mauá	AM	Apr/73	Jul/20	502.16	179.80	234,991.64
	TPU São José	AM	Feb/08	Aug/16	73.40	50.00	50,127.36
	TPU Flores	AM	Feb/08	Aug/16	124.70	80.00	31,512.81
	TPU Iranduba	AM	Nov/10	Aug/16	66.60	25.00	38,514.74

Marketletter 1Q16

(1) Order No. 223 of 01.28.2014 ANEEL declares as unserviceable assets of TPU Rio Madeira.

(2) Order No. 136 of 01.21.2014 ANEEL, recommends the MME extinction of the public service commitment of TPU's Rio Branco I and Rio Branco II.

(3) Ceded in lending for Boa Vista Energy from February 10, 2010.

(4) MME Ordinance No. 454 of 12/23/2013, provides that the deadline will be until it comes into operation a structural solution to supply the loads of Tramo West, constant in the study EPE-DEE-AED-RE-005/2013 Company Energy-EPE Research.

(5) The listed capacity is 5 machines totaling 346.803 MW. The plant is bi-fuel (oil and gas). We were asked to cancel the award of the thermal plant Camaçari, whose process is in the MME for deliberation. Because of Aneel DSP No. 4792 Order of December 15, 2014, as well as ANEEL No. 247 of February 3, 2015, the plant is operating only with the generating unit No. 3 with 69.12 MW of power . The installed capacity will be adjusted upon cancellation definitively by Aneel. (6) HPU's shared, but Furnas adiquire the partner fraction through power purchase agreements - considered full gerção each HPU.

(7) The power of 500 MW excludes the GUs 3 and 4 whose commercial operation is temporarily suspended by Aneel, as Order No 3,263 of 19 October 2012. It includes, however, the power of 150 MW not available due the delay in the plant expansion works at the end of which the GU 11:21 operate in combined cycle with GUs 1 and 2. the physical guarantee (assured energy) of 401.2 MW is on the installed capacity of 500 MW.

(8) 175.40 MW average correspond to physical guarantee Simplicio only. The Simplicio-Anta complex will have 191.30 MW of assured power when Anta is in commercial operation.

(9) The amounts reported refer to the Company's stake in the venture (Consortium Mauá 49% Eletrosul).

VI.1.2.2 Generation Assets and Generated Energy – Enterprises under Integral Responsibility – O&M

Company	Enterprise	Location (State)	Beginning of Operation	End of Operation	Intalled Capacity (MW)	Energy Assured (Average MW)	Generated Energy (MWh)
							1Q16
Eletronorte	HPU Coaracy Nunes	AP	Oct/75	Dec/42	78.00	62.60	137,835.11
Chesf	Funil	BA	Mar/62	Dec/42	30.00	10.91	2,604.23
	Pedra	BA	Apr/78	Dec/42	20.00	3.74	13,366.99
	Araras	CE	Feb/67	Jul/15	4.00	-	-
	Paulo Afonso and Piloto Complex	BA	Jan/55	Dec/42	4,281.60	2,225.00	1,844,585.64
	Luiz Gonzaga (Itaparica)	PE	Feb/88	Dec/42	1,479.60	959.00	813,768.06
	Boa Esperança (Castelo Branco)	PI	Jan/70	Dec/42	237.30	143.00	271,241.36
	Xingó	SE	Apr/94	Dec/42	3,162.00	2,139.00	2,129,035.28
Furnas	Furnas	MG	Mar/63	Dec/42	1,216.00	598.00	209,317.51
	Luis Carlos Barreto (Estreito)	SP/MG	Jan/69	Dec/42	1,050.00	495.00	317,249.37
	Porto Colômbia	MG/SP	Mar/73	Dec/42	320.00	185.00	363,708.13
	Marimbondo	SP/MG	Apr/75	Dec/42	1,440.00	726.00	1,856,133.86
	Funil	RJ	Apr/69	Dec/42	216.00	121.00	257,836.21
	Corumbá I	GO	Apr/97	Dec/42	375.00	209.00	389,752.01
Eletronuclear	-	-	-	-	-	-	-
Eletrosul	-	-	-	-	-	-	-
CGTEE	-	-	-	-	-	-	-
Itaipu Binacional	-	-	-	-	-	-	-

VI.1.3.Energy Sold

VI.1.3.1 Energy Sold by enterprises not renewed by 12,783/13 Law

Company	Buyer	1Q16
		R$ Million	MWh
Eletronorte	Eletrobras System	131.73	653,014
	Others	803.38	5,328,220
Chesf	Eletrobras System	-	-
	Others	224.80	1,828,519
Furnas	Eletrobras System	85.32	378,756
	Others	802.39	3,729,292
Eletronuclear	Eletrobras System	32.20	154,453
	Others	683.32	3,277,694
Eletrosul	Eletrobras System	-	-
	Others	99.74	531,171
CGTEE	Eletrobras System	139.12	712,679
	Others	-	-
Itaipu Binacional	Eletrobras System	725.08	22,388,370
	Others	97.67	3,060,479
Amazonas GT	Eletrobras System	114.70	733,046.90
	Others	-	-

Marketletter 1Q16

VI.1.3.2 Energy Sold by enterprises renewed by 12,783/13 Law – O&M

Company	Buyer	1Q16
		R$ Million	MWh
Eletronorte	Eletrobras System	0.26	10,187
	Others	3.20	126,937
Chesf	Eletrobras System	26.59	919,624
	Others	293.58	10,791,102
Furnas	Eletrobras System	15.66	402,650
	Others	183.74	4,724,802
Eletronuclear	Eletrobras System	-	-
	Others	-	-
Eletrosul	Eletrobras System	-	-
	Others	-	-
CGTEE	Eletrobras System	-	-
	Others	-	-
Itaipu Binacional	Eletrobras System	-	-
	Others	-	-
Amazonas GT	Eletrobras System	-	-
	Others	-	-

VI.1.3.3 CCEE Settlement (Spot and MRE)

Company	Net
	R$ Million	MWh
	1Q16	1T16
Eletronorte	89.42	2,347,820
Chesf	-22.42	-63,935
Furnas	-163.53	0
Eletronuclear	n/a	n/a
Eletrosul	4.39	287,757
CGTEE	0.00	96,001
Itaipu Binacional	n/a	n/a
Amazonas GT	52.49	40,446

VI.1.4 Energy purchased for Resale

Company	Buyer	1Q16
		R$ Million	MWh
Eletronorte	Eletrobras System	-	-
	Others	44.82	271,202
Chesf	Eletrobras System	-	-
	Others	70.48	444,857
Furnas	Eletrobras System	-	-
	Others	136.46	832,254
Eletronuclear	Eletrobras System	n/a	n/a
	Others	n/a	n/a
Eletrosul	Eletrobras System	71.19	354,860
	Others	-	-
CGTEE	Eletrobras System	51.48	294,975
	Others	-	-
Itaipu Binacional	Eletrobras System	n/a	n/a
	Others	n/a	n/a
Amazonas GT	Eletrobras System	-	-
	Others	-	-

Marketletter 1Q16

VI.1.5 Average Rate

VI.1.5.1 Enterprises not renewed by 12,783/13 Law

Eletrobras Companies	1Q16
Eletronorte	156.34
Chesf	128.32
Furnas	216.09
Eletronuclear	208.48
Eletrosul	187.78
CGTEE	195.21
Itaipu Binacional (1)	22.60
Amazonas GT	169.25

(1) Amounts in U$/Kw.

VI.1.5.2 Enterprises renewed by 12,783/13 Law – O&M

Eletrobras Companies	1Q16
Eletronorte	25.17
Chesf	28.00
Furnas	38.89
Eletronuclear	n/a
Eletrosul	n/a
CGTEE	n/a
Itaipu	n/a
Amazonas GT	n/a

VI.1.6 Fuel used by Electric Energy Production

Eletrobras Companies	Type	Unit	1Q16
			Amount	R$ Million
Eletronorte	Special Diesel Oil	Litre	1,107,000	3.51
Chesf	Diesel Oil	Litre	-	-
	Gas	m3	4,141,057	7.80
Furnas	Special Diesel Oil	Litre	-	-
	Fuel Oil B1	Ton	-	-
	Diesel Oil	Litre	-	-
	Gas	m3	354,282,168	141.62
Eletronuclear	Uranium	kg	103,561	96.90
Eletrosul	n/a	n/a	n/a	n/a
CGTEE	Coal	Ton	746,831	34.46
	Fuel Oil	kg	3,185,880	5.63
	Diesel Oil	Litre	16,600	0.04
Itaipu Binacional	n/a	n/a	n/a	n/a
Amazonas GT	Diesel Oil	Litre	35,905,308	129.40

(1) Adjustment in stock on Feb/15.

Marketletter 1Q16

VII. Transmission – Assets under Integral Responsibility

VII.1 – Transmission Lines Extension

VII.1.1 Transmission Lines Extension – Enterprises not renewed by 12,783/13 Law – O&M - Km

Eletrobras Companies	765 KV	600 KV	525 KV	500 KV	440 KV	345 KV	230 KV	138 KV	<138 KV	Total
Eletronorte	-	-	-	-	-	-	754	-	-	754
Chesf	-	-	-	-	-	-	1,281	-	-	1,281
Furnas	-	-	-	844	-	161	-	323	-	1,328
Eletrosul	-	-	1,047	-	-	-	295	28	13	1,383
Amazonas GT	-	-	-	-	-	-	439	-	-	439
Amazonas Energia	-	-	-	-	-	-	-	-	388	388
Total	-	-	1,047	844	-	161	2,769	351	401	5,573

 VII.1.2 Transmission Lines Extension – Enterprises renewed by 12,783/13 Law - Km

Eletrobras Companies	765 KV	600 KV	525 KV	500 KV	440 KV	345 KV	230 KV	138 KV	<138 KV	Total
Eletronorte	-	-	-	3,243	-	-	5,618	959	203	10,023
Chesf	-	-	-	5,372	-	-	12,623	463	311	18,768
Furnas	2,698	1,612	-	4,005	-	6,145	1,929	2,205	165	18,759
Eletrosul	-	-	2,722	-	-	-	4,800	1,848	56	9,426
Amazonas GT	-	-	-	-	-	-	-	-	-	-
Amazonas Energia	-	-	-	-	-	-	-	-	-	-
Total	2,698	1,612	2,722	12,620	-	6,145	24,969	5,475	735	56,976

VII.2 Transmission Losses - %

Eletrobras Companies	1Q16
Eletronorte	1.28
Chesf	2.58
Furnas	2.14
Eletronuclear	n/a
Eletrosul	1.55

VII.3 Substation

VII.3.1 Substation  - Eneterprises renewed in terms of 12,783/13 Law

Eletrobras Companies	SS	Transformation Capacity (MVA)	Location (State)	Beginning of Operation	End of Concession
Eletronorte	Altamira	120.3	PA	Jun/98	Dec/42
	Cametá	23.6	PA	Aug/98	Dec/42
	Carajás	0.3	PA	Nov/06	Dec/42
	Guamá	454.0	PA	Dec/81	Dec/42
	Marabá	1,063.8	PA	Oct/81	Dec/42
	Rurópolis	300.6	PA	Dec/98	Dec/42
	Santa Maria	500.2	PA	Sep/95	Dec/42
	Tucuruí	969.0	PA	Oct/81	Dec/42
	Transamazônica	60.3	PA	Dec/98	Dec/42
	Tucuruí-Vila	58.4	PA	Jun/99	Dec/42
	Utinga	602.0	PA	Dec/81	Dec/42
	Vila do Conde	3,817.4	PA	Dec/81	Dec/42
	Integradora	-	PA	Jul/13	Dec/42
	São Luis I	401.7	MA	Dec/82	Dec/42
	São Luis II	2,829.0	MA	Dec/82	Dec/42
	Miranda II	500.6	MA	Jun/98	Dec/42
	Peritoró	300.1	MA	Dec/82	Dec/42
	Presidente Dutra	721.0	MA	Dec/82	Dec/42
	Coelho Neto	130.0	MA	Jan/00	Dec/42
	Imperatriz	1,842.2	MA	Dec/82	Dec/42
	Porto Franco	366.5	MA	Feb/94	Dec/42
	Colinas	1.5	TO	Mar/99	Dec/42
	Miracema	362.5	TO	Mar/99	Dec/42
	Barra do peixe	150.6	MT	Nov/93	Dec/42
	Couto Magalhães	15.1	MT	Oct/81	Dec/42
	Coxipó	571.2	MT	Jul/87	Dec/42
	Jauru	600.5	MT	Jun/03	Dec/42
	Nova Mutum	60.6	MT	Sep/96	Dec/42
	Rondonopolis	400.9	MT	Jul/83	Dec/42
	Sinop	356.0	MT	Sep/96	Dec/42
	Sorriso	60.6	MT	Sep/96	Dec/42
	Epitaciolândia	22.1	AC	Mar/08	Dec/42
	Sena Madureira	18.8	AC	Oct/08	Dec/42
	Rio Branco	423.0	AC	Nov/12	Dec/42
	Ariquemes	120.3	RO	Aug/94	Dec/42
	Ji-Paraná	380.6	RO	Sep/94	Dec/42
	Porto Velho	525.6	RO	Jul/89	Dec/42
	Abunã	110.6	RO	May/02	Dec/42
	Samuel	0.3	RO	Jul/89	Dec/42
	Pimenta Bueno	110.6	RO	Jun/08	Dec/42
	Vilhena	120.6	RO	Oct/08	Dec/42
	Jaru	30.2	RO	Sep/97	Dec/42
	Coaracy Nunes	40.1	AP	Nov/75	Dec/42
	Portuária	20.0	AP	Apr/96	Dec/42
	Amapá	10.1	AP	Dec/01	Dec/42
	Tartarugalzinho	40.2	AP	Jun/00	Dec/42
	Calçoene	10.1	AP	May/02	Dec/42
	Santana	120.5	AP	Oct/75	Dec/42
	Santa Rita	80.0	AP	Dec/07	Dec/42
	Equatorial	80.0	AP	Aug/00	Dec/42
	Macapá II	53.4	AP	Nov/96	Dec/42
	Boa Vista	301.7	RR	Jul/01	Dec/42
Chesf	High SS Apolonio Sales Plant	480.0	AL	Feb/77	Dec/42
	High SS Luiz Gonzaga Plant	1,665.0	PE	May/88	Dec/42
	High SS Plant Paulo Afonso I	202.5	BA	Jan/55	Dec/42
	High SS Plant Paulo Afonso II	495.0	BA	Jan/62	Dec/42
	High SS Plant Paulo Afonso III	960.0	BA	Jan/71	Dec/42
	High SS Plant Paulo Afonso IV	2,700.0	BA	Nov/79	Dec/42
	High SS Plant Piloto	3.0	BA	Jan/53	Dec/42
	High SS Plant Xingó	3,330.0	SE	Nov/94	Dec/42
	High SS Plant Araras	5.0	CE	Feb/60	Dec/42
	High SS Plant B. Esperança	280.0	PI	Mar/70	Dec/42
	High SS Plant Funil	43.2	BA	Jan/59	Dec/42
	High SS Plant Pedra	27.0	BA	Nov/78	Dec/42
	SS Pau Ferro	301.0	PE	Aug/02	Dec/42
	SS Paraiso	200.0	RN	Feb/04	Dec/42
	SS Bom Nome	388.0	PE	Oct/63	Dec/42
	SS Irecê	229.0	BA	Sep/81	Dec/42
	SS Milagres	1,520.0	CE	Jan/64	Dec/42
	SS Mirueira	401.0	PE	Aug/78	Dec/42
	SS Moxotó	20.0	BA	Jan/72	Dec/42
	SS Mulungú	10.0	BA	May/75	Dec/42
	SS Pilões II	-	PB	Oct/12	Dec/42
	SS Coteminas	-	PB	Dec/09	Dec/42
	SS Brotas de Macaubas	-	BA	Jul/12	Dec/42
	SS Tacaratu (1)	-	PE	Dec/14	Dec/42
	SS Quixerê (1)	-	CE	Nov/14	Dec/42
	SS Campo Formoso	-	BA	Dec/15	Dec/42
	SS Jaguarari	-	BA	Jan/80	Dec/42
	SS Sapeaçu	-	BA	May/03	Dec/42
	SS Sobradinho	900.0	BA	Oct/79	Dec/42
	SS Sobral II	400.0	CE	Nov/73	Dec/42
	SS Tacaimbó	301.0	PE	Jun/85	Dec/42
	SS Cícero Dantas	101.0	BA	May/56	Dec/42
	SS Açu II	378.0	RN	Nov/89	Dec/42
	SS Angelim	310.0	PE	Jan/56	Dec/42
	SS Angelim II	-	PE	Jan/80	Dec/42
	SS Bongi	530.0	PE	May/56	Dec/42
	SS Campina Grande II	410.0	PB	May/64	Dec/42
	SS Itapebi	-	BA	Jan/03	Dec/42
	SS Funil	550.0	BA	Jan/56	Dec/42
	SS SSnhor Do Bonfim II	433.3	BA	May/81	Dec/42
	SS Eunápolis	400.0	BA	Sep/98	Dec/42
	SS Picos	173.0	PI	Jul/92	Dec/42
	SS Modelo Reduzido	12.5	BA	Jan/67	Dec/42
	SS Mossoró II	300.0	RN	Jan/77	Dec/42
	SS Barreiras	401.0	BA	Jun/96	Dec/42
	SS Sto. Antonio de Jesus	301.0	BA	Mar/97	Dec/42
	SS Icó	200.0	CE	May/97	Dec/42
	SS Mussuré II	401.0	PB	Mar/79	Dec/42
	SS Paulo Afonso	-	AL	Mar/74	Dec/42
	SS Penedo	302.0	AL	May/97	Dec/42
	SS Cauípe	201.0	CE	Mar/01	Dec/42
	SS Pici II	400.0	CE	May/05	Dec/42
	SS Piripiri	330.0	PI	Aug/73	Dec/42
	SS Pituaçu	402.0	BA	Mar/83	Dec/42
	SS Santa Cruz II	100.0	RN	Mar/63	Dec/42
	SS Banabuiú	121.0	CE	Jan/64	Dec/42
	SS Currais Novos II	92.0	RN	Nov/75	Dec/42
	SS Santana dos Matos II	50.0	RN	Nov/75	Dec/42
	SS Coremas	300.0	PB	Dec/90	Dec/42
	SS Fortaleza	405.0	CE	Jan/64	Dec/42
	SS Joairam	451.0	PE	Jul/06	Dec/42
	SS Juazeiro da Bahia II	402.0	BA	Apr/81	Dec/42
	SS Matatu	380.0	BA	Jan/65	Dec/42
	SS Natal II	401.0	RN	Jan/79	Dec/42
	SS Itabaianinha	173.0	SE	Feb/96	Dec/42
	SS Pirapama II	400.0	PE	Feb/72	Dec/42
	SS Russas II	300.0	CE	Nov/82	Dec/42
	SS Elizeu Martins	101.0	PI	Jan/06	Dec/42
	SS Boa Esperança 230 Kv	127.0	PI	Mar/70	Dec/42
	SS Boa Esperança 500 Kv	300.0	PI	Nov/80	Dec/42
	SS Xingó 500 Kv	-	SE	Nov/94	Dec/42
	SS Paulo Afonso IV	1,200.0	AL	Jan/79	Dec/42
	SS Recife II	2,410.0	PE	Jan/79	Dec/42
	SS S. João do Piaui	418.0	PI	Nov/80	Dec/42
	SS Zebu	38.0	AL	Nov/76	Dec/42
	SS Abaixadora	110.0	BA	Oct/67	Dec/42
	SS Bom Jesus da Lapa	162.0	BA	Sep/81	Dec/42
	SS Gov. Mangabeira	200.0	BA	Mar/60	Dec/42
	SS Quixadá	-	CE	Jul/03	Dec/42
	SS Jacaracanga	301.0	BA	Jan/82	Dec/42
	SS Ribeirão	300.0	PE	Oct/94	Dec/42
	SS Rio Largo II	301.0	AL	Dec/62	Dec/42
	SS Messias	1,201.0	AL	Nov/94	Dec/42
	SS Camaçari II	2,605.0	BA	Jan/79	Dec/42
	SS Catu	300.0	BA	May/56	Dec/42
	SS Cotegipe	302.0	BA	Jan/56	Dec/42
	SS Teresina	590.0	PI	Apr/70	Dec/42
	SS Fortaleza II	1,800.0	CE	May/00	Dec/42
	SS Goianinha	300.0	PE	Jan/61	Dec/42
	SS Teresina II	900.0	PI	May/00	Dec/42
	SS Delmiro Gouveia	401.0	CE	Jun/89	Dec/42
	SS Maceió	400.0	AL	Sep/02	Dec/42
	SS Itabaiana	223.0	SE	May/57	Dec/42
	SS Itaparica	10.0	PE	Jan/83	Dec/42
	SS Jardim	1,601.0	SE	Aug/79	Dec/42
	SS Sobral III	1,200.0	CE	Apr/00	Dec/42
	SS Xingó 69 Kv	12.5	SE	Jan/87	Dec/42
	SS Olindina	40.0	BA	Apr/80	Dec/42
	SS Luiz Gonzaga 500kv	-	PE	May/88	Dec/42
	SS Floresta II (1)	-	PE	Oct/14	-
Furnas (2)	Adrianópolis	3,290.0	RJ	Nov/70	Dec/42
	Angra	967.1	RJ	Apr/71	Dec/42
	Araraquara	-	SP	Apr/76	Dec/42
	Bandeirantes	1,433.3	GO	Oct/72	Dec/42
	Barro Alto	149.7	GO	Mar/82	Dec/42
	Brasília Geral	300.0	DF	Feb/60	Dec/42
	Brasília Sul	2,094.2	DF	Mar/73	Dec/42
	Cachoeira Paulista	583.3	SP	Oct/76	Dec/42
	Campinas	1,970.0	SP	Sep/72	Dec/42
	Campos	1,283.3	RJ	Feb/73	Dec/42
	Foz do Iguaçu	15,968.0	PR	Dec/82	Dec/42
	Grajaú	2,800.0	RJ	Dec/79	Dec/42
	Guarulhos	-	SP	Sep/63	Dec/42
	Gurupi	-	TO	Mar/99	Dec/42
	Ibiúna	11,600.4	SP	Apr/84	Dec/42
	Imbariê	-	RJ	Oct/68	Dec/42
	Iriri	-	RJ	Oct/09	Dec/42
	Itabera	-	SP	Sep/82	Dec/42
	Itutinga	-	MG	Apr/67	Dec/42
	Ivaiporã	11,006.0	PR	Oct/82	Dec/42
	Jacarepaguá	1,350.0	RJ	Dec/67	Dec/42
	Macaé	-	RJ	Nov/01	Dec/42
	Mogi das Cruzes	1,166.7	SP	Mar/64	Dec/42
	Niquelândia	-	GO	Oct/99	Dec/42
	Pirineus	-	GO	Nov/06	Dec/42
	Poços de Caldas	1,846.7	MG	Sep/63	Dec/42
	Resende	-	RJ	Apr/09	Dec/42
	Rio Verde	333.3	GO	Dec/75	Dec/42
	Rocha Leão	-	RJ	Dec/72	Dec/42
	Samambaia	4,250.0	DF	Mar/98	Dec/42
	São José	2,600.0	RJ	Aug/91	Dec/42
	Tijuco Preto	17,014.7	SP	Sep/82	Dec/42
	Viana	750.0	ES	Dec/05	Dec/42
	Vitória	1,044.2	ES	Nov/78	Dec/42
	Corumbá	556.0	GO	Mar/97	Dec/42
	Funil	300.0	RJ	Dec/69	Dec/42
	Furnas	1,399.2	MG	Sep/63	Dec/42
	Luiz C. Barreto	1,333.3	SP	Mar/69	Dec/42
	Marimbondo	2,393.3	MG	Aug/75	Dec/42
	Porto Colômbia	425.0	MG	Jul/73	Dec/42
Eletrosul	Alegrete	83.0	RS	May/71	Dec/42
	Anastácio	150.0	MS	Aug/94	Dec/42
	Areia	672.0	PR	Aug/80	Dec/42
	Assis (3)	336.0	SP	Mar/79	Dec/42
	Atlântida 2	249.0	RS	May/07	Dec/42
	Biguaçu	300.0	SC	Apr/08	Dec/42
	Blumenau	1,962.0	SC	Apr/79	Dec/42
	Campos Novos	2,466.0	SC	Sep/82	Dec/42
	Canoinhas	375.0	SC	Feb/88	Dec/42
	Caxias	2,016.0	RS	Dec/01	Dec/42
	Caxias 5 (3)	215.0	RS	Jun/05	Dec/42
	Charqueadas	88.0	RS	Jan/72	Dec/42
	Curitiba	1,344.0	PR	Oct/80	Dec/42
	Desterro	150.0	SC	Jan/00	Dec/42
	Dourados	300.0	MS	Nov/87	Dec/42
	Farroupilha	88.0	RS	Jun/73	Dec/42
	Florianópolis	75.0	SC	Dec/74	Dec/42
	Gravataí	2,016.0	RS	Sep/82	Dec/42
	Gravataí 3	165.0	RS	Nov/07	Dec/42
	Ilhota	100.0	SC	Dec/76	Dec/42
	Itajaí	450.0	SC	Jan/02	Dec/42
	Joinville	691.0	SC	Nov/74	Dec/42
	Joinville Norte	300.0	SC	Jun/09	Dec/42
	Jorge Lacerda "A"	399.8	SC	Jun/73	Dec/42
	Londrina	1,344.0	PR	Apr/88	Dec/42
	Nova Santa Rita	2,016.0	RS	Aug/09	Dec/42
	Palhoça	384.0	SC	Jan/84	Dec/42
	Passo Fundo	168.0	RS	Nov/92	Dec/42
	Salto Osório	33.3	PR	Oct/75	Dec/42
	Salto Santiago	15.0	PR	Nov/80	Dec/42
	Santo Ângelo	1,344.0	RS	Dec/99	Dec/42
	Siderópolis	352.0	SC	Apr/75	Dec/42
	Tapera 2	166.0	RS	Mar/05	Dec/42
	Xanxerê	600.0	SC	Jun/83	Dec/42

Marketletter 1Q16

(1) Substations transferred to Chesf by donation by acessantes as contractual clause between ANEEL and the agents who needed to build these facilities.

(2) Total Transformation Capacity (MVA Total) = operating capacity + capacity + capacity reservation under review.

(3) Transformers installed in third-part related substations.

VII.3.2 Substation – Enterprise not renewed in terms of 12,783/13 Law

Company	SS	Transformation Capacity (MVA)	Location (State)	Beginning of Operation	End of Concession
Eletronorte	Ribeiro Gonçalves	350.0	MA	Dec/11	Jan/39
	Balsas	100.0	MA	Dec/11	Jan/39
	São Luis III	300.3	MA	May/10	Mar/38
	Miranda II (ATR1)	450.0	MA	Nov/10	Jan/39
	Lucas do Rio Verde	75.0	MT	Apr/13	Jun/41
	Nobres	200.0	MT	Sep/13	Dec/41
	Tucuruí	300.0	PA	Dec/14	Dec/41
	Lechuga	450.0	AM	Mar/15	May/42
	Porto Velho Collector	5,438.4	RO	Mar/13	Feb/39
Chesf	High SS Curemas Plant	5.0	PB	Jan/68	Nov/24
	High SS Camaçari TPU	400.0	BA	Sep/78	Aug/27
	High SS Sobradinho Plant	1,200.0	BA	Oct/79	Feb/22
	SS Tauá II	202.0	CE	Dec/07	Mar/35
	SS Ibicoara	410.0	BA	Jan/11	Jun/37
	SS Santa Rita II	450.0	PB	Jul/12	Aug/39
	SS Suape III	300.0	PE	Jul/12	Jan/39
	SS Natal III	300.0	RN	Aug/12	Aug/39
	SS Zebu II	200.0	AL	Jul/12	Aug/39
	SS Brumado	-	BA	Aug/10	Jun/37
	SS Camaçari IV	2,400.0	BA	Nov/12	Jul/40
	SS Suape II	1200.0	PE	Dec/12	Jan/39
	SS Arapiraca III	100.0	AL	Jun/13	Oct/40
	SS Extremoz II	150.0	RN	Feb/14	Nov/40
	SS João Câmara	360.0	RN	Feb/14	Nov/40
	SS Acaraú	200.0	CE	Apr/14	Nov/40
	SS Igaporã	300.0	BA	Jun/14	Nov/40
	SS Aquiraz II (1)	-	CE	Dec/13	-
	SS Pecém II (1)	-	CE	Oct/13	-
	SS Ceará Mirim II (1)	-	RN	Sep/14	-
	SS Bom Jesus da Lapa II	-	BA	Dec/15	Nov/40
	SS Igaporã III	750.0	BA	Dec/15	Jun/42
	SS Pindaí II	300.0	BA	Dec/15	Jun/42
	SS Campina Grande III (1)	-	PB	Dec/15	Oct/41
	SS Garanhuns II (1)	-	PE	Dec/15	Dec/41
	SS Lagoa Nova II	300.0	RN	Dec/15	Oct/41
Furnas (2)	Zona Oeste	900.0	RJ	Dec/14	May/42
	Batalha	90.0	MG	Aug/06	Aug/41
	Campos	185.0	RJ	Dec/68	Jul/27
	Itumbiara	5,075.0	MG	Mar/73	Feb/20
	Manso	312.5	MT	Nov/00	Feb/35
	Mascarenhas de Moraes	1,821.0	MG	Dec/56	Oct/23
	Santa Cruz (3)	1,544.0	RJ	Jun/67	Jul/15
	São Gonçalo	42.5	RJ	Jul/77	(4)
	Serra da Mesa	2,693.1	GO	Mar/98	Nov/39
	Simplício	497.5	RJ	Aug/06	Aug/41
Eletrosul	Foz do Chapecó	150.0	RS	Dec/12	Jun/41
	Missões	150.0	RS	Nov/10	Jan/39
	Biguaçu	1,344.0	SC	Apr/08	Mar/35
	Caxias 6	330.0	RS	Aug/12	Oct/40
	Ijuí 2	166.0	RS	Apr/13	Oct/40
	Lageado Grande	75.0	RS	Nov/12	Oct/40
	Nova Petrópolis 2	83.0	RS	Nov/12	Oct/40
	Uruquaiana frequency converter	109.7	RS	Sep/94	Jul/21
	Ivinhema	300.0	MS	Jan/16	Jan/44
	Biguaçu – extension	150.0	SC	Oct/12	Dec/42
	Itajaí – extension	150.0	RS	Dec/13	Dec/42
	Joinville Norte - extension	150.0	SC	Sep/13	Dec/42
	Nova Santa Rita – extension	672.0	RS	Dec/13	Dec/42
	Tapera 2 - extension	83.0	RS	Nov/12	Dec/42

(1) Substations belonging to SPEs in which CHESF has its own equipment installed at least one line entrance

(2) Total Transformation Capacity (MVA Total) = operating capacity + capacity + capacity reservation under review.

(3) Affected but not yet extended.

(4) Extension denied.

VIII.Distribution Data

VIII.1 Distribution Data

Company	Extension of Distribution Lines (Km)	Number of Customers	Number of Municipalities Assisted	Substations
Eletroacre	19,430	243,983	22	15
Ceal	22,538	1,055,571	102	40
Amazonas Energia	47,856	915,342	62	24
Cepisa	88,053	1,180,920	224	84
Ceron	57,672	592,824	52	60
Boa Vista Energia	3,568	109,965	1	3

VIII.2 Energy Sold – MWh

Company	1Q16
Eletroacre	243,983
Ceal	872,817
Amazonas Energia	1,503,876
Cepisa	765,182
Ceron	717,507
Boa Vista Energia	200,319
Total	4,303,683

VIII.2.1 Energy Sold by Consumer Class

Class	1Q16
	R$ Million	MWh
Residential	75,115.63	1,765,185
Industrial	6,296.45	676,997
Commercial, services and others activities	35,182.87	956,289
Rural	5,123.84	201,328
Public Utilities	15,846.72	342,717
Public Ilumination	4,990.69	187,478
Public service	4,142.61	162,023
Own Consumption	105.68	8,778
Others	891.27	2,888
Total	147,695.77	4,303,683

VIII.3 Energy purchased for resale

Company	Buyer	1Q16
		R$ Million	MWh
Eletroacre	Eletrobras System	145,781.00	243,429
	Others	-	-
Ceal	Eletrobras System	56.30	262,812
	Others	231.90	1,051,246
Amazonas Energia	Eletrobras System	-	2,062,635
	Others	133.36	511,184
Cepisa	Eletrobras System	53.78	380,422
	Others	188.33	762,631
Ceron	Eletrobras System	34.53	188,340
	Others	181.65	990,742
Boa Vista Energia	Eletrobras System	58.29	261,740
	Others	46.97	38,822

VIII.4 Network Expansion – number of new connections

Company	1Q16
Eletroacre	406
Ceal	10,301
Amazonas Energia	11,328
Cepisa	13,166
Ceron	8,394
Boa Vista Energia	909

VIII.5 Fuel used to produce electric energy

Company	Type (Unit)	1Q16
		Amount	R$ Million
Eletroacre	Diesel Oil (L)	n/a	n/a
	Gas (m3)	n/a	n/a
Ceal	Diesel Oil (L)	n/a	n/a
	Gas (m3)	n/a	n/a
Amazonas Energia	Diesel Oil (L)	117,843,801	392.20
	Gas (m3)	n/a	n/a
Cepisa	Diesel Oil (L)	n/a	n/a
	Gas (m3)	n/a	n/a
Ceron	Diesel Oil (L)	0	0
	Gas (m3)	0	0
Boa Vista Energia	Diesel Oil (L)	0	0
	Gas (m3)	0	0

VIII.6 Quality Indicators and Operational Performance

Company	DEC/ Stoppage Duration – hours	FEC Stoppage Frequency	TMA – Average Time of Assistence – minutes	Losses (%)
				Technical	Commercial
Eletroacre	16.20	10.63	633.38	9.85	14.44
Ceal	7.24	4.87	254.07	10.34	15.35
Amazonas Energia	12.05	7.77	274.79	7.77	33.80
Cepisa	9.14	5.49	445.21	12.17	18.75
Ceron	8.17	5.81	297.30	11.15	16.70
Boa Vista Energia	10.88	7.01	117.00	7.04	5.57

VIII.7 Default

Class	Eletroacre	Ceal	Amazonas Energia	Cepisa	Ceron	Boa Vista Energia	Total
Public Utilities	-	41.98	31.67	100.01	12.77	7.33	193.76
Industrial	4.05	19.04	35.80	12.05	12.16	0.57	83.67
Residential	25.24	95.95	138.24	138.90	67.18	8.38	473.87
Commercial, services and others activities	8.52	35.25	146.67	42.18	22.01	2.30	256.93
Others	48.06	44.02	-	35.82	45.82	10.54	184.26
Total	85.86	236.24	352.38	328.97	159.93	29.12	1,192.50

IX.Employees  - Effective Headcount

IX.1 By Department

Company	Administrative	Operational
Eletronorte	999	2,018
Chesf	1,494	3,037
Furnas	1,137	2,552
Eletronuclear	497	1,438
Eletrosul	529	778
CGTEE	110	490
Amazonas GT	99	365
Itaipu Binacional	976	372
Eletroacre	157	100
Ceal	316	778
Amazonas Energia	480	1,253
Cepisa	220	1,059
Ceron	176	542
Boa Vista Energia	139	147
Eletropar	4	-
Total	7,333	14,929

IX.2 Complementary Work-force

Eletrobras Companies	1Q16
Eletronorte	344
Chesf	n/a
Furnas	1,083
Eletronuclear	n/a
Eletrosul	n/a
CGTEE	463
Amazonas GT	n/a
Itaipu Binacional	n/a
Eletroacre	n/a
Ceal	n/a
Amazonas Energia	n/a
Cepisa	1,564
Ceron	947
Boa Vista Energia	192
Eletropar	n/a
Total	4,593

X. Investments

X.1 Total Investment

Generation	1Q16	2016 Budget
Eletrobras	-	-
Eletronorte	0.99	41.00
Chesf	2.48	104.50
Furnas	7.15	51.61
Eletronuclear	253.88	4,006.43
Eletrosul	13.43	65.35
CGTEE	1.26	30.58
Amazonas GT	15.07	225.07
Itaipu Binacional	-	-
Amazonas Energia	-	7.21

Generation - Maintenance	1Q16	2016 Budget
Eletrobras
Eletronorte	1.79	21.00
Chesf	8.40	46.60
Furnas	5.21	68.90
Eletronuclear	7.01	213.21
Eletrosul	0.40	11.79
CGTEE	1.13	18.79
Amazonas GT	0.02	26.80
Itaipu Binacional	-	-
Amazonas Energia	-	4.50

Generation – Partnership Investments	1Q16	2016 Budget
Eletrobras	255.00	250.64
Eletronorte	364.16	286.81
Chesf	266.18	789.21
Furnas	217.88	306.75
Eletronuclear	-	-
Eletrosul	143.33	238.60
CGTEE	-	-
Amazonas GT	-	-
Itaipu Binacional	-	-
Amazonas Energia	-	-

Transmission	1Q16	2016 Budget
Eletrobras	4.39	12.00
Eletronorte	86.35	588.92
Chesf	178.42	476.96
Furnas	40.83	350.10
Eletrosul	21.15	879.69
Amazonas GT	0.60	22.20
Amazonas Energia	-	-
Other Companies(*)	0.48	19.78

(*) Includes the following companies: Cepel, Eletropar, Uirapuru, TSBE, TSLE, LVTE.

Transmission - Maintenance	1Q16	2016 Budget
Eletrobras
Eletronorte	5.24	55.00
Chesf	29.27	99.16
Furnas	33.58	300.63
Eletrosul	0.80	7.51
Amazonas GT		4.22
Amazonas Energia
Other Companies(*)

(*) Includes the following companies: Cepel, Eletropar, Uirapuru, TSBE, TSLE, LVTE.

Transmission – Partnership Investments	1Q16	2016 Budget
Eletrobras
Eletronorte	18.00	194.46
Chesf	0.74	15.00
Furnas	47.94	498.11
Eletrosul	1.60	103.42
Amazonas GT
Amazonas Energia
Other Companies(*)

(*) Includes the following companies: Cepel, Eletropar, Uirapuru, TSBE, TSLE, LVTE.

Distribution	1Q16	2016 Budget
Eletroacre	2.50	59.41
Ceal	13.44	169.91
Amazonas Energia	19.10	551.82
Cepisa	12.06	215.93
Ceron	15.79	133.42
Boa Vista Energia	4.84	29.81

Distribution - Maintenance	1Q16	2016 Budget
Eletroacre	2.08	15.07
Ceal	8.35	59.91
Amazonas Energia	10.08	79.75
Cepisa	6.59	56.49
Ceron	8.44	44.19
Boa Vista Energia	0.69	4.74

Others	1Q16	2016 Budget
Eletrobras	0.06	37.80
Eletronorte	3.39	49.40
Chesf	12.30	105.53
Furnas	14.78	142.12
Eletronuclear	0.35	19.88
Eletrosul	1.41	30.43
CGTEE	0.29	35.97
Amazonas GT	0.04	16.84
Itaipu Binacional	-	-
Eletroace	7.42	28.38
Ceal	9.05	66.28
Amazonas Energia	15.48	199.47
Cepisa	2.43	137.47
Ceron	7.32	86.20
Boa Vista Energia	0.74	6.07
Other Companies(*)	0.42	10.18

(*) Includes the following companies: Cepel, Eletropar, Uirapuru, TSBE, TSLE, LVTE.

X.2 New Investments

X.2.1 Generation

X.2.1.1 Integral Responsability

Company	Unit	State	Investiment (R$ Million)		Installed Capacity (MW)	Energy Assured (MW)	Beginning of Operation	Beginning of Construction	End of Concession
			Total	Up to 1Q15
Chesf	WPP Casa Nova I	BA	800.00	661.42	180	61.4	Dec/16 (1)	May/12	Jan/46
	WPP Casa Nova II	BA	102.50	3.66	28	7.1	Dec/17	Aug/16	May/49 (2)
	WPP Casa Nova III	BA	93.10	2.80	24	5.5	Dec/17	Aug/16	May/49 (2)
Furnas	SHU Anta	RJ/MG	2,296.6 Basis: Dec/08 (2)	2,479.98	28	15.9	GU1 and GU2: See (4)	Mar/07	Aug/41
Eletronuclear	Angra 3	RJ - Angra dos Reis	20,579 (5)	8,064 (6)	1,405	1,214.2	Jan/21	Jul/08	Dec/60 (7)
Eletrosul	SHU Santo Cristo (8)	SC	227.47	19.27	19.5	11.04	-	-	Jun/42
	SHU Coxilha Rica (9)	SC	-	10.08	18	10.1	-	-	Jun/42
Amazonas Energia	TPU Mauá 3	Amazonas	1,183.28	12.93	379.1	590.75	-	-	-

(1) Dec/16: beginning of operation of 36 aerial generators; and Dec/17: full operation (120 aerial generators)

(2  According to the MME Ordinance No. 220 of 05.26.2014 and MME Ordinance No. 225 of 28.05.2014.

(3) Includes Simplicio, which is already in operation.

(4) The dates for the commercial operation of UG1 and UG2 Anta HPP are under review as correspondance.056.2015 of  November 10 2015, sent to Aneel. It is worth mentioning that the contract supplier consortium was terminated. Thus, a new bidding process will be held.

(5) Includes direct costs of R$ 17,341 million approved in RDE 11,574.012/16 01.26.2016, approving the new entrance date. With the indirect costs, R$ 20,579 million

(6) Includes direct costs and estimated indirect.

(7) No operating license for Angra 3. It is considered 40 years from 1.1.2021 by analogy with Angra 2.

(8) Installation License phase. Home of the planned operation for 22 months after issuance of the Installation License

(9) Start of construction and indefinite operation negative opinion function of the National Artistic Heritage Institute - IPHAN.

X.2.1.2 Special Proposed Company

SPE	Plant	Eletrobras Companies (%)	Location (State)	Installed Capacity(MW)	Physical Assurance (MW)	Beginning of Operation	Beginning of Construction	End of Concession	Investiment (R$ Million)		Working Schedule (%)	Partners
									Total	Up to 1Q16
Norte Energia S.A.	HPU Belo Monte	Eletronorte (19.98%) Chesf (15%)	PA	11,233.1	4,571.00	Apr/16	Aug/11	Aug/45	Final 33,785.44 April Basis/10: 25,885.00	28,870.95	84.89	Eletrobras Holding (15.00%) Chesf (15,00%) Eletronorte (19.98%) Privados (50.02%)
Cia. Energética Sinop S.A.	HPU Sinop	Eletronorte (24.5%) Chesf (24.5%)	MT	400	239.8	Jan/18	Dec/13	Dec/47	1,804.80	885.32	62.5	Chesf (24.5%) Eletronorte (24.5%) EDFNT (51.00%)
ESBR Participações S.A. (1)	HPU Jirau	Chesf (20%) Eletrosul (20%)	RO	3,750	2,205.10	Sep/13	Dec/09	Aug/43	19,385.00	18,828.53	97.00	Suez Energy (40%) Mizha Energia (20%) Eletrosul (20%)
Caititú 2 Energia S.A.	WPP Caititú 2	Chesf (99.96%)	BA	14	5.1	May/17	May/15	Apr/49	57.20	44.50	64.4	Sequóia (0.04%)
Caititú 3 Energia S.A.	WPP Caititú 3	Chesf (99.96%)	BA	14	4.7	May/17	May/15	Apr/49	57.75	44.00	64.8	Sequóia (0.04%)
Teiú 2 Energia S.A.	WPP Teiú 2	Chesf (99.95%)	BA	14	4.2	Feb/17	May/15	Apr/49	48.41	35.19	63.2	Sequoia (0.05%)
Arapapá Energia S.A.	WPP Arapapá	Chesf (99.9%)	BA	10	2.2	Jan/17	May/15	Apr/49	28.58	18.77	53	Sequóia (0.1%)
Carcará Energia S.A.	WPP Carcará	Chesf (99.96%)	BA	10	4.6	Mar/17	May/15	Apr/49	60.64	50.33	74.6	Sequóia (0.04%)
Corrupião 3 Energia S.A.	WPP Corrupião 3	Chesf (99.96%)	BA	14	4.2	Apr/17	May/15	Apr/49	58.39	48.37	68.9	Sequóia (0.04%)
Acauã Energia S.A.	WPP Acauã	Chesf (99.93%)	BA	12	3.1	Oct/16	May/15	Apr/49	37.40	33.18	79.7	Sequóia (0.00668%)
Angical 2 Energia S.A.	WPP Angical 2	Chesf (99.96%)	BA	14	5.1	Dec/16	May/15	Apr/49	55.87	48.68	77.4	Sequóia (0.04%)
Coqueirinho 2 Energia S.A.	WPP Coqueirinho 2	Chesf (99.98%)	BA	20	8.5	Oct/16	May/15	Jun/49	100.15	92.10	80.4	Sequóia (0.0238%)
Papagaio Energia S.A.	WPP Papagaio	Chesf (99.96%)	BA	18	4.9	Nov/16	May/15	Jun/49	62.64	50.90	66.6	Sequóia (0.04%)
Tamanduá Mirim 2 Energia S.A.	WPP Tamanduá Mirim 2	Chesf (83.01%)	BA	24	8	Nov/16	May/15	Jun/49	103.59	84.70	71.8	Sequóia (16.99%)
Teles Pires Participações S.A. (2)	HPU Teles Pires	Furnas (24.5%) Eletrosul (24.72%)	MT/PA	1,091.88	363.3	Nov/15	Aug/11	Jun/46	4,507.20	434.31	100.00	Eletrosul(24.72%) Neoenergia (50.56%) Odebrecht Part. Invest. (0.09%)
Madeira Energia S.A. (2)	HPU Santo Antônio	Furnas (39%)	RO	856.3	206.2	Mar/12	Aug/08	Jun/43	20,743.00	4027.40	99.74	Odebrecth Energia(18.6%) Cemig (10.0%) SAAG (12.4%) Andrade Gutierrez (12.4%) Fundo de Invest. e Participações Amazônia Energia (20.0%)
Empresa de Energia São Manoel S.A.	HPU São Manoel	Furnas (33.33%)	MT/PA	700	421.7	From Jan/18	Aug/14	Apr/49	3,178.00	245.00	49.23	EDP – Energias do Brasil S.A.(33.33%) CWEI (33.33%)
Central Geradora Eólica Famosa I S.A.	Famosa I	Furnas (49%)	RN	22.5	11.1	May/18 (3)	Aug/16 (3)	May/47	78.68	7.58		PF Participações (51.00%)
Central Geradora Eólica Pau Brasil S.A.	Pau Brasil	Furnas (49%)	CE	15	7.7	May/18 (3)	Aug/16 (3)	Mar/47	78.68	5.05		PF Participações (51.00%)
Central Geradora Eólica Rosada S.A.	Rosada	Furnas (49%)	RN	30	13.4	May/18 (3)	Aug/16 (3)	May/48	78.68	9.57		PF Participações (51.00%)
Central Geradora Eólica São Paulo S.A.	São Paulo	Furnas (49%)	CE	17.5	8.1	May/18 (3)	Aug/16 (3)	Mar/47	78.68	5.59		PF Participações (51.00%)
Energia dos Ventos V S.A.	São Januário	Furnas (99.99%)	CE	19.2	9	Jul/19 (3)	Jan/17 (3)	Jul/47	109.06	10.69		Alupar(0%) Central Eólica Goiabeira (0.01%)
Energia dos Ventos VI S.A.	Nossa Senhora de Fátima	Furnas (99.99%)	CE	28.8	12.8	Jul/19 (3)	Jan/17 (3)	Aug/47	109.06	10.69		Alupar(0%) Central Eólica Goiabeira (0.01%)
Energia dos Ventos VII S.A.	Jandaia	Furnas (99.99%)	CE	28.8	14.1	Jul/19 (3)	Jan/17 (3)	Aug/47	109.06	10.69		Alupar(0%) Central Eólica Goiabeira (0.01%)
Energia dos Ventos VIII S.A.	São Clemente	Furnas (99.99%)	CE	19.2	9.3	Jul/19 (3)	Jan/17 (3)	Jul/47	109.06	10.69		Alupar(0%) Central Eólica Goiabeira (0.01%)
Energia dos Ventos IX S.A.	Jandaia I	Furnas (99.99%)	CE	19.2	9.9	Jul/19 (3)	Jan/17 (3)	Jul/47	109.06	10.69		Alupar(0%) Central Eólica Goiabeira (0.01%)
Bom Jesus Eólica S.A.	Bom Jesus	Furnas (49%)	CE	18	8.1	May/18 (3)	Aug/16 (3)	Apr/49	136.16	8.10		Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Bom Jesus Ltda. (0.01%)
Cachoeira Eólica S.A.	Cachoeira	Furnas (49%)	CE	12	5	May/18 (3)	Aug/16 (3)	Apr/49	136.16	8.10		Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Bom Jesus Ltda. (0.01%)
Pitimbu Eólica S.A.	Pitimbu	Furnas (49%)	CE	18	7.2	May/18 (3)	Aug/16 (3)	Mar/49	136.16	8.10		Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Bom Jesus Ltda. (0.01%)
São Caetano Eólica S.A.	São Caetano	Furnas (49%)	CE	25.2	11	May/18 (3)	Aug/16 (3)	Apr/49	136.16	8.10		Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Bom Jesus Ltda. (0.01%)
São Caetano I Eólica S.A.	São Caetano I	Furnas (49%)	CE	18	7.7	May/18 (3)	Aug/16 (3)	Apr/49	136.16	8.10		Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Bom Jesus Ltda. (0.01%)
São Galvão Eólica S.A.	São Galvão	Furnas (49%)	CE	22	9.5	May/18 (3)	Aug/16 (3)	Mar/49	136.16	8.10		Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Bom Jesus Ltda. (0.01%)
Carnaúba I Eólica S.A.	Carnaúba I	Furnas (49%)	RN	22	9.4	May/18 (3)	Aug/16 (3)	Jul/49	142.02	7.83		Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Bom Jesus Ltda. (0.01%)
Carnaúba II Eólica S.A.	Carnaúba II	Furnas (49%)	RN	18	7.3	May/18 (3)	Aug/16 (3)	Jul/49	142.02	7.83		Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Bom Jesus Ltda. (0.01%)
Carnaúba III Eólica S.A.	Carnaúba III	Furnas (49%)	RN	16	7.5	May/18 (3)	Aug/16 (3)	Jul/49	142.02	7.83		Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Bom Jesus Ltda. (0.01%)
Carnaúba V Eólica S.A.	Carnaúba V	Furnas (49%)	RN	24	10.1	May/18 (3)	Aug/16 (3)	Jul/49	142.02	7.83		Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Bom Jesus Ltda. (0.01%)
Cervantes I Eólica S.A.	Cervantes I	Furnas (49%)	RN	16	7.1	May/18 (3)	Aug/16 (3)	Jul/49	142.02	7.83		Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Bom Jesus Ltda. (0.01%)
Cervantes II Eólica S.A.	Cervantes II	Furnas (49%)	RN	12	5.6	May/18 (3)	Aug/16 (3)	Jul/49	142.02	7.83		Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Bom Jesus Ltda. (0.01%)
Punaú I Eólica S.A.	Punaú I	Furnas (49%)	RN	24	11	May/18 (3)	Aug/16 (3)	Jul/49	142.02	7.83		Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Bom Jesus Ltda. (0.01%)
Geradora Eólica Arara Azul S.A.	Arara Azul	Furnas (90%)	RN	27.5	10.7	Oct/18 (3)	Jan/17 (3)	Nov/49	88.58	There is no spent amount		Eólica Tecnologia Ltda (7.00%) Ventos Tecnologia Elétrica Ltda (2.99%) Central Eólica Arara Azul Ltda (0.01%)
Geradora Eólica Bentevi S.A.	Bentevi	Furnas (90%)	RN	15	5.7	Oct/18 (3)	Jan/17 (3)	Nov/49	88.58	There is no spent amount		Eólica Tecnologia Ltda (7.00%) Ventos Tecnologia Elétrica Ltda (2.99%) Central Eólica Bentevi Ltda (0.01%)
Geradora Eólica Ouro Verde I S.A.	Ouro Verde I	Furnas (90%)	RN	27.5	10.7	Oct/18 (3)	Jan/17 (3)	Nov/49	88.58	There is no spent amount		Eólica Tecnologia Ltda (7.00%) Ventos Tecnologia Elétrica Ltda (2.99%) Central Eólica Ouro Verde I Ltda (0.01%)
Geradora Eólica Ouro Verde II S.A.	Ouro Verde II	Furnas (90%)	RN	30	11.2	Oct/18 (3)	Jan/17 (3)	Nov/49	88.58	There is no spent amount		Eólica Tecnologia Ltda (7.00%) Ventos Tecnologia Elétrica Ltda (2.99%) Central Eólica Ouro Verde II Ltda (0.01%)
Geradora Eólica Ouro Verde III S.A.	Ouro Verde III	Furnas (90%)	RN	25	9.4	Oct/18 (3)	Jan/17 (3)	Nov/49	88.58	There is no spent amount		Eólica Tecnologia Ltda (7.00%) Ventos Tecnologia Elétrica Ltda (2.99%) Central Eólica Ouro Verde III (0.01%)
Geradora Eólica Ventos de Santa Rosa S.A.	Santa Rosa	Furnas (90%)	CE	20	8.4	Oct/18 (3)	Jan/17 (3)	Oct/49	91.20	There is no spent amount		Eólica Tecnologia Ltda (7.00%) Ventos Tecnologia Elétrica Ltda (2.99%) Central Eólica Santa Rosa Ltda (0.01%)
Geradora Eólica Ventos de Uirapuru S.A.	Uirapuru	Furnas (90%)	CE	28	12.6	Oct/18 (3)	Jan/17 (3)	Oct/49	91.20	There is no spent amount		Eólica Tecnologia Ltda (7.00%) Ventos Tecnologia Elétrica Ltda (2.99%) Central Eólica Uirapuru Ltda (0.01%)
Geradora Eólica Ventos do Angelim S.A.	Ventos de Angelim	Furnas (90%)	CE	24	10.3	Oct/18 (3)	Jan/17 (3)	Nov/49	91.20	There is no spent amount		Eólica Tecnologia Ltda (7.00%) Ventos Tecnologia Elétrica Ltda (2.99%) Central Eólica Angelim Ltda (0.01%)
Consórcio Serra do Mel	Serra do Mel I	Furnas (90%)	RN	28	13	Oct/18 (3)	Jan/17 (3)	Oct/49	135.29	There is no spent amount		Eólica Tecnologia Ltda (9.99%) Gestamp Eólica Brasil Ltda (0.01%)
Consórcio Serra do Mel	Serra do Mel II	Furnas (90%)	RN	28	12.8	Oct/18 (3)	Jan/17 (3)	Oct/49	135.29	There is no spent amount		Eólica Tecnologia Ltda (9.99%) Gestamp Eólica Brasil Ltda (0.01%)
Consórcio Serra do Mel	Serra do Mel III	Furnas (90%)	RN	28	12.5	Oct/18 (3)	Jan/17 (3)	Nov/49	135.29	There is no spent amount		Eólica Tecnologia Ltda (9.99%) Gestamp Eólica Brasil Ltda (0.01%)
Geradora Eólica Itaguaçu da Bahia SPE S.A.	Itaguaçu da Bahia	Furnas (49%)	BA	28	14	Feb/19 (3)	Jan/17 (3)	Sep/49	144.93	6.96		Salus Fundo de Investimento em Participações (49.00%) Casa dos Ventos Energias Renováveis S.A. (2.00%)
Geradora Eólica Ventos de Santa Luiza SPE S.A.	Ventos de Santa Luiza	Furnas (49%)	BA	28	14.2	Feb/19 (3)	Jan/17 (3)	Sep/49	144.93	6.96		Salus Fundo de Investimento em Participações (49.00%) Casa dos Ventos Energias Renováveis S.A. (2.00%)
Geradora Eólica Ventos de Santa Madalena SPE S.A.	Ventos de Santa Madalena	Furnas (49%)	BA	28	14.7	Feb/19 (3)	Jan/17 (3)	Sep/49	144.93	6.96		Salus Fundo de Investimento em Participações (49.00%) Casa dos Ventos Energias Renováveis S.A. (2.00%)
Geradora Eólica Ventos de Santa Marcella SPE S.A.	Ventos de Santa Marcella	Furnas (49%)	BA	28	13.6	Feb/19 (3)	Jan/17 (3)	Sep/49	144.93	6.96		Salus Fundo de Investimento em Participações (49.00%) Casa dos Ventos Energias Renováveis S.A. (2.00%)
Geradora Eólica Ventos de Santa Vera SPE S.A.	Ventos de Santa Vera	Furnas (49%)	BA	28	15.2	Feb/19 (3)	Jan/17 (3)	Sep/49	144.93	6.96		Salus Fundo de Investimento em Participações (49.00%) Casa dos Ventos Energias Renováveis S.A. (2.00%)
Geradora Eólica Ventos de Santo Antônio SPE S.A.	Ventos de Santo Antônio	Furnas (49%)	BA	28	16.1	Feb/19 (3)	Jan/17 (3)	Sep/49	144.93	6.96		Salus Fundo de Investimento em Participações (49.00%) Casa dos Ventos Energias Renováveis S.A. (2.00%)
Geradora Eólica Ventos de São Bento SPE S.A.	Ventos de São Bento	Furnas (49%)	BA	28	14.4	Feb/19 (3)	Jan/17 (3)	Sep/49	144.93	6.96		Salus Fundo de Investimento em Participações (49.00%) Casa dos Ventos Energias Renováveis S.A. (2.00%)
Geradora Eólica Ventos de São Cirilo SPE S.A.	Ventos de São Cirilo	Furnas (49%)	BA	28	14.7	Feb/19 (3)	Jan/17 (3)	Sep/49	144.93	6.96		Salus Fundo de Investimento em Participações (49.00%) Casa dos Ventos Energias Renováveis S.A. (2.00%)
Geradora Eólica Ventos de São João SPE S.A.	Ventos de São João	Furnas (49%)	BA	28	15	Feb/19 (3)	Jan/17 (3)	Sep/49	144.93	6.96		Salus Fundo de Investimento em Participações (49.00%) Casa dos Ventos Energias Renováveis S.A. (2.00%)
Geradora Eólica Ventos de São Rafael SPE S.A.	Ventos de São Rafael	Furnas (49%)	BA	28	13.8	Feb/19 (3)	Jan/17 (3)	Sep/49	144.93	6.96		Salus Fundo de Investimento em Participações (49.00%) Casa dos Ventos Energias Renováveis S.A. (2.00%)
Hermenegildo III (4)	Wind Farms Verace 34 to 36	Eletrosul (99.99%)	RS	48.33	21	Dec/15	Aug/14	Jun/49	288.55	282.70	99.98	Renobrax – 0.01%

(1) Operating with 3,150 MW.

(2) Installed capacity is still under implementation. Physical security is the additional value corresponding to the installed power still being implemented.

(3) According to Monitoring Report of generating wind parks in 09/2015, available at: http://www.aneel.gov.br/arquivos/pdf/EOL_Cronograma_Eventos_setembro_2015.pdf. However, some enterprises may suffer postponement of the date of start of construction due to problems that occurred with the supplier of wind turbines.

(4) In commercial operation: 46.54 MW

X.2.2 Transmission

X.2.2.1 Integral Responsability

X.2.2.1.1 Transmission Line

Eletrobras Companies	From - To	Total Investment (R$ Milhões)	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession
Eletronorte	Jorge Teixeira – Lechuga (AM) TL H	27.06	30	230	Feb/14	Jul/40
	Jorge Teixeira – Lechuga (AM) SS Lechuga (bid 02/12)	47.62	30	230	Mar/15 (1)	May/42
Chesf	Eunápolis-Teixeira Freitas II C1	30.09	145	230	Feb/17	Oct/38
	Funil-Itapebi C3	41.07	223	230	Mar/17	Apr/37
	Eunápolis-Teixeira Freitas II C2	44.15	152	230	Feb/17	Aug/39
	Pau Ferro-Santa Rita II	34.00	85	230	May/17	Aug/39
	Paraíso-Açu II	59.48	123	230	Jan/17	Nov/40
	Açu II-Mossoró II		69	230	Jan/17	Nov/40
	Morro do Chapéu II-Irecê	22.13	65	230	Sep/16	Oct/41
	Paraíso-Lagoa Nova II	33.11	65	230	May/16	Oct/41
	Teresina II-Teresina III	13.76	26	230	Jul/16	Dec/41
	Recife II-Suape II C2	61.12	44	230	Oct/17	Dec/41
	Camaçari IV-Sapeaçu	84.29	105	230	Oct/17	Dec/41
	Sapeaçu-Sto.Antonio de Jesus C3		31	230	Jun/17	Dec/41
	Jardim-N Sra do Socorro	13.6	1.3	230	Aug/16	May/42
	Messias-Maceió II		20	230	Aug/16	May/42
	Camaçari IV-Pirajá	47.07	45	230	Jun/17	May/42
	Pituaçú-Pirajá		5	230	Jun/17	May/42
	Mossoró II-Mossoró IV	81.74	40	230	Aug/16	Jun/42
	Ceará Mirim II-Touros II		56.17	230	Jun/16	Jun/42
	Russas II-Banabuiu C2		110	230	Mar/17	Jun/42
Furnas	TL Mascarenhas – Linhares and SS Linhares	67.2 (Basis: Dec/08)	99	230	Jan/17	Jul/40
	TL Xavantes – Pirineus (2)	31.18 (Basis: Sep/11)	50	230	Aug/17	Dec/41
Eletrosul	Port. Jorge Lacerda A - Palhoça, na SS Garopaba	9.89	5.4	138	(3)	Dec/42
	Port. TL Porto Primavera - Ivinhema, in SS Nova Andradina (Enersul)	9.08	11	138	May/16	Dec/42
	Port. Blumenau - Palhoça, in SS Gaspar 2	8.43	2	230	Sep/16	Dec/42
	Capivari do Sul - Viamão 3	53.11	71.8	230	Mar/18	Mar/45
	Capivari do Sul - Guaíba 3	223.42	170	525	Mar/18	Mar/45
	Capivari do Sul - Gravataí	94.15	73.7	525	Mar/18	Mar/45
	Guaíba 3 - Povo Novo C2	234.16	235.6	525	Mar/18	Mar/45
	Marmeleiro 2-Povo Novo C2	163.77	152	525	Mar/18	Mar/45
	Marmeleiro 2 - Santa Vitória do Palmar 2- C2	54.77	48.3	525	Mar/18	Mar/45
	Guaíba 3 -Nova Santa Rita C2	58.84	37	525	Mar/18	Mar/45
	Gravataí - Guaíba 3 C1	169.65	68.7	525	Mar/18	Mar/45
	Guaíba 2-Guaíba 3 C1	15.73	19.1	230	Mar/18	Mar/45
	Guaíba 2-Guaíba 3 C2	15.73	19.1	230	Mar/18	Mar/45
	Port. Nova Santa Rita - Povo Novo, in SS Guaíba 3	0.93	10.8	525	Mar/18	Mar/45
	Candiota 2 - Guaíba 3 C2	426.80	271	525	Mar/18	Mar/45
	Port. Bagé 2 - Presidente Médici, in SS Candiota 2	8.32	6.4	230	Mar/18	Mar/45
	Porto Alegre 1 - Porto Alegre 8 - underground	22.99	4	230	Mar/18	Mar/45
	Porto Alegre 1 - Porto Alegre 12 - underground	23.10	3.5	230	Mar/18	Mar/45
	Gravataí 3 - Salto Osório 3	50.75	67.5	230	Mar/18	Mar/45
	Port. Lagoa dos Barros-Osório 2	2.31	1.6	230	Mar/18	Mar/45
	Port. Nova Prata 2 - Passo Fundo (C1) in SS Vila Maria	1.69	0.8	230	Mar/18	Mar/45
	Port. Nova Prata 2 - Passo Fundo (C2) in SS Vila Maria	1.69	0.8	230	Mar/18	Mar/45
	Livramento 3 - Alegrete 2	63.84	122.1	230	Mar/18	Mar/45
	Livramento 3 - Santa Maria 3	125.71	224	230	Mar/18	Mar/45
	Livramento 3-Cerro Chato	7.98	6	230	Mar/18	Mar/45
	Livramento 3 - Maçambará 3	102.20	186.4	230	Mar/18	Mar/45
	Port. Maçanbará - Santo ângelo (C1) in SS Maçambará 3	0.36	1.2	230	Mar/18	Mar/45
	Port. Maçanbará - Santo Ângelo (C2) in SS Maçambará 3	0.36	0.6	230	Mar/18	Mar/45

(1) The line is completed and available for operation start from May / 14. However, the associated substations were energized in Mar / 15.

(2) The transmission line was energized in 25/03/2016, the detached form the circuit 1 (CELG), and still depends on the completion of the line inputs at substations associated with the project.

(3) The definition of operating start depends substation deployment Celesc distributor.

    X.2.2.1.2 Substations

Eletrobras Companies	SS	Total Investment (R$ million)	Transformation Capacity (MVA)	Location (State)	Beginning of Operation	End of Concession
Chesf	SS 230/69 kv Polo	17.18	100	BA	Apr/16	Oct/40
	SS 230/69 kv Morro do Chapéu II	24.33	150	BA	Sep/16	Oct/41
	SS 230/69 kv Ibiapina	51.22	200	CE	Jun/16	Oct/41
	SS 230/69 kv Teresina III	29.21	400	PI	Jul/16	Dec/41
	SS 230/69 kv N.S. Socorro	94.43	300	SE	Aug/16	May/42
	SS 230/69 kv Maceió II	94.43	400	AL	Aug/16	May/42
	SS 230/138 kv Poções II	94.43	200	BA	Aug/16	May/42
	SS 230/69 kv Pirajá	30.57	360	BA	Nov/16	May/42
	SS 230/69 kv Mirueira II	68.77	300	PE	Apr/16	Jun/42
	SS 230/69 kv Jaboatão II	68.77	300	PE	Aug/16	Jun/42
	SS 230/69 kv Touros II	46.18	150	RN	Jun/16	Jun/42
	SS 230/69 kv Mossoró IV	46.18	100	RN	Aug/16	Dec/42
	SS 230/138 kV Teixeira de Freitas II	17.91	100	BA	Feb/17	Oct/38
Eletrosul	Garopaba – Implementation of 2 EL modules	7.48	-	SC	(1)	Dec/42
	Gaspar - Implementation of 2 EL modules	6.80	-	SC	Sep/16	Dec/42
	Biguaçu – Extension “G” – 230/138/13.8 KV	14.17	150	SC	Apr/16	Dec/42
	Biguaçu - Extension "J"	37.58	672	SC	Sep/16	Mar/35
	Biguaçu - Extension - Reactors 525 kV - 200 MVAr	34.17	-	SC	Jun/17	Mar/35
	Canoinhas - Extension "G"	5.31	50	SC	Sep/16	Dec/42
	Desterro - Extension "A"	11.27	150	SC	Sep/16	Dec/42
	Joinville Norte - Extension "E"	11.79	150	SC	Sep/16	Dec/42
	Lageado Grande II - Imp. 2nd self transformer 230/138 kV and connections	10.60	75	SC	Nov/16	Oct/40
	Nova Andradina (Enersul) - Implementation of 2 EL modules 138 Kv	4.84	-	MS	May/16	Dec/42
	Canoinhas - Extension "F"	7.92	150	SC	Jan/18	Dec/42
	Santo Ângelo - Extension "G"	49.02	672	RS	Feb/16	Dec/42
	Tapera - Extension "C" - 50 MVAr	8.15	-	RS	Jan/18	Dec/42
	Capivari do Sul 525/230/138 kV	165.90	1544	RS	Mar/18	Mar/45
	Viamão 3 (Extension) 230 kV	7.20	-	RS	Mar/18	Mar/45
	Gravataí 3 (Extension) 525 kV	21.48	-	RS	Mar/18	Mar/45
	Guaíba 3 525/230 kV	210.72	1344	RS	Mar/18	Mar/45
	Guaíba 2 (Extension) 230 kV	11.66	-	RS	Mar/18	Mar/45
	Sta Vitória do Palmar (Extension) 525 kV	16.04	-	RS	Mar/18	Mar/45
	Marmeleiro (Extension) 525 kV	46.23	-	RS	Mar/18	Mar/45
	Povo Novo (Extension) 525 kV	43.51	-	RS	Mar/18	Mar/45
	Nova Santa Rita (Extension) 525 kV	8.49	-	RS	Mar/18	Mar/45
	Candiota 2 525/230 kV	99.57	1344	RS	Mar/18	Mar/45
	Livramento 3 – synchrono compensator 230 kV	109.33	-	RS	Mar/18	Mar/45
	Maçambará 3 230 kV	39.34	-	RS	Mar/18	Mar/45
	Alegrete 2 (Extension) 230 kV	7.49	-	RS	Mar/18	Mar/45
	Santa Maria 3 (Extension) 230 kV	9.18	-	RS	Mar/18	Mar/45
	Cerro Chato (Extension) 230 kV	4.30	-	RS	Mar/18	Mar/45
	Porto Alegre 1 (Extension, GIS) 230/69 kV	56.38	249	RS	Mar/18	Mar/45
	Porto Alegre 8 (Extension) 230 kV	7.99	-	RS	Mar/18	Mar/45
	Porto Alegre 12 (Extension , GIS) 230 kV	8.00	-	RS	Mar/18	Mar/45
	Osório 3 230 kV	22.83	-	RS	Mar/18	Mar/45
	Gravataí 3 (Extension) 230 kV	7.44	-	RS	Mar/18	Mar/45
	Vila Maria 230/138 kV	43.80	300	RS	Mar/18	Mar/45

(1) The definition of operating start depends substation deployment Celesc distribution company.

X.2.2.2 Special Proposed Company

   X.2.2.2.1 Transmission Lines

SPE	From - To	Eletrobras Companies (%)	Investiment (R$ Million)		Extension (km)	Tension (kV)	Beginning of Operation	End of Concession
			Total (1)	Up to 1Q16
Linha Verde Transmissora de Energia S.A.	Porto Velho (RO) – Samuel (RO) – Ariquemes (RO) - Ji-Paraná (RO) - Pimenta Bueno (RO) – Vilhena (RO) – Jauru (MT)	Eletronorte (100%)	923.11	865.89	985.74	230	Mar/16	Nov/39
Transnorte Energia S.A.	Eng. Lechuga (AM) - Equador (RR) and Equador (RR) - Boa Vista (RR), double circuit and SS Equador (RR) Boa Vista (RR)	Eletronorte (49%)	1,226.21	266.31	715	500	TL: Dec/16 CE: Feb/15	Jan/42
Belo Monte Transmissora de Energia S.A.	Converter Station CA/CC, ±800 kV, 4,000 MW, with SS 500 kV Xingu; Converter Station CA/CC, ±800 kV, 3,850 MW, with SS 500 kV Estreito; and TL in continuous current of ±800 kV Xingu - Estreito.	Eletronorte (24.5%) Furnas (24.5%)	5,578.00	1,284.00	2092	±800	Feb/18	Jun/44
TDG Transmissora Delmiro Gouveia S.A.	TL São Luiz II/ São Luiz III	Chesf (49%)	425.00	381.00	156	230	Dec/16	Jul/40
Transenergia Goiás S.A.	Serra da Mesa – Niquelândia; Niquelândia - Barro Alto	Furnas (99%)	130.00	6.89	100; 88	230	May/16	Nov/39
Triângulo Mineiro Transmissora S.A.	Marimbondo II - Assis	Furnas (49%)	324.84	155.93	296.5	500	Oct/16	Aug/43
Paranaíba Transmissora de Energia S.A.	Barreiras II - Rio das Éguas; Rio das Éguas - Luziânia; Luziânia - Pirapora II	Furnas (24.5%)	1,061.00	477.45	244; 373; 350	500	Jun/16	May/43
Lago Azul Transmissora S.A.	Barro Alto - Itapaci	Furnas (49.9%)	32.63	3.59	69	230	Nov/16	May/44
Mata de Santa Genebra Transmissora S.A.	Itatiba – Bateias; Araraquara II - Itatiba; Araraquara II - Fernão Dias	Furnas (49.9%)	1,843.8 (2)	97.72	399; 207; 241	500	May/17	May/44
Vale do São Bartolomeu Transmissora de Energia S.A.	Luziânia - Brasília Leste; Samambaia - Brasília Sul; Brasília Sul - Brasília Geral	Furnas (39%)	293.30	64.71	67; 14; 13,5	500 345 230	Sep/16	Oct/43
Belo Monte Transmissora de Energia S.A.	Xingu – Estreito	Furnas (24.5%)	4,501.00 (2)	96.04	2,092	800	Feb/18	Jun/44
Fronteira Oeste Transmissora de Energia S.A.	Santo Ângelo/Maçambará Pinhalzinho/Foz do Chapecó, single circuit, C1 and C2 Portioning Alegrete 1 – Santa Maria 1	Eletrosul (51%)	112.56	17.38	199 72 1,95	230 230 138	Aug/17 Feb/17 May/16	Jan/44
Paraíso Transmissora de Energia S.A.	Paraíso 2-Chapadão; Campo Grande 2-Paraíso 2; Portioning TL Chapadão - Campo Grande 2 - C1 in SS Paraíso 2	Eletrosul (24.5%)	133.97	4.81	65 217 1	230	Sep/17 Mar/18 Sep/17	Mar/45

(1) Investment Total Amount on the basis of the development of the business plan.

(2) Includes the substations, and refers to March/14.

X.2.2.2.2 Substations

SPE	SS	Eletrobras Companies (%)	Total Investment (R$ Milhões)	Transformation Capacity (MVA)	Location (Estado)	Beginning of Operation	End of Concession
Mata de Santa Genebra Transmissora S.A.	SS Santa Bárbara D’Oeste 440 kV, Static Compensator (-300,+300) Mvar; SS Itatiba 500 kV, Static Compensator; (-300,+300) Mvar.	Furnas (49.9%)	1,843.8	-	SP	Nov/16	May/44
	SS 500/440 kV Fernão Dias 1,200 MVA – 1st bench			1,200	SP	Nov/16
	SS 500/440 kV Fernão Dias 2,400 MVA 2nd e 3rd bench			2,400	SP	Feb/18
Vale do São Bartolomeu Transmissora de Energia S.A.	SS Brasília Leste	Furnas (39%)	269.65	1,080	DF	Sep/16	Oct/43
Belo Monte Transmissora de Energia S.A.	Converter Station CA/CC,±800 kV, 4,000 MW, with SS 500 kV Xingu;	Furnas (24.5%)	2,162	4,000	Xingu (PA); Estreito (MG)	Feb/18	Jun/44
	Converter Station CA/CC, ±800 kV, 3,850 MW, with SS 500 kV Estreito			3,850
Triângulo Mineiro Transmissora S.A.	SS Marimbondo II	Furnas (49%)	0	(1)	MG	Mar/16	Aug/43
	SS Assis			(2)	SP	Mar/16	Aug/43
Fronteira Oeste Transmissora de Energia S.A. (3)	Pinhalzinho, in 230/138 kV (ATF1); Pinhalzinho, in 230/138 kV (ATF 2 and ATF3); Extensions SS Maçarambá, Foz do Chapecó and Santo Angelo; Extensions of SS Santa Maria 3, 230/138 kV (4)	Eletrosul (51%)	82.44	450 166	RS	Feb/17 May/16	Jan/44
Transmissora Sul Litorânea de Energia - TSLE	Extension SS Povo Novo 525/230 kV	Eletrosul (51%)	42.64	672	RS	Feb/17	Aug/42
Paraíso Transmissora de Energia S.A.	Campo Grande 2 EL 230 PAR2; Chapadão EL PAR2; Paraíso 2, 230/138 kV.	Eletrosul (24.5%)	72.23	300	MS	Mar/18 Sep/17 Sep/17	Mar/45

(1) 4-phase reactors of 45.3 each.

(2) 7 single-phase reactors of 45.3 each.

(3) E$xpansion of SEs Maçambara and San Angelo are scheduled for Dec/16.

(4) Completed in Nov / 2015 pending completion of sectioning extension planned for May/16.

XI. SPEs Data

XI.1 Operational Data

XI.1.1 Generation

XI.1.1.1 Operational Assets and Generated Energy

SPE	Plant	Eletrobras Companies (%)	Location (Estado)	Installed Capacity (MW)	Assured Energy (MW Médio)	Generated Energy MWh	Beginning of Operation	End of Concession
						1Q16
EAPSA - Energia Águas Da Pedra S.A.	HPU Dardanelos	Eletronorte (24.5%) Chesf (24.5%)	MT	261.0	154.9	319,240	Aug/11	Jul/42
Amapari Energia S.A. (1)	TPU Serra do Navio	Eletronorte (49%)	AP	23.3	21.0	-	Jun/08	May/37
Brasventos Miassaba 3 Geradora de Energia S.A	Wind Farm Miassaba 3	Eletronorte (24.5%) Furnas (24.5%)	RN	68.5	22.8	26	May/14 (1)	Aug/45
Brasventos Eolo Geradora de Energia S.A.	Wind Farm Rei dos Ventos 1	Eletronorte (24.5%) Furnas (24.5%)	RN	58.5	21.9	29	May/14 (1)	Dec/45
Rei dos Ventos 3 Geradora de Energia S.A.	Wind Farm Rei dos Ventos 3	Eletronorte (24.5%) Furnas (24.5%)	RN	60.1	21.1	29	May/14 (1)	Dec/45
ESBR Participações S.A.	HPU Jirau (2)	Chesf (20%) Eletrosul (20%)	RO	3,750.0	2,205.1	3,523,761	Sep/13	Aug/43
Pedra Branca S.A.	Pedra Branca	Chesf (49%)	BA	30.0	12.2	26,718	Mar/13	Feb/46
São Pedro do Lago S.A.	São Pedro do Lago	Chesf (49%)	BA	30.0	13.5	28,908	Mar/13	Feb/46
Sete Gameleiras S.A.	Sete Gameleiras	Chesf (49%)	BA	30.0	12.6	27,375	Mar/13	Feb/46
Baraúnas I Energética S.A.	WPP Baraúnas I	Chesf (49%)	BA	32.9	12.4	17,312	Oct/15	Apr/49
Mussambê Energética S.A.	WPP Mussambê	Chesf (49%)	BA	32.9	12.0	16,942	Oct/15	Apr/49
Morro Branco I Energética S.A.	WPP Morro Branco I	Chesf (49%)	BA	32.9	12.9	16,388	Oct/15	Apr/49
Banda de Couro Energética S.A.	WPP Banda de Couro	Chesf (49%)	PI	29.7	12.9	5,360	Aug/15	Aug/35
Baraúnas II Energética S.A.	WPP Baraunas II	Chesf (49%)	PI	21.6	7.8	4,540	Jul/15	Aug/35
V. de Santa Joana IX Energia Renováveis S.A. (3)	Santa Joana IX	Chesf (49%)	PI	29.6	14.8	15,004	Aug/15	Aug/35
V. de Santa Joana X Energia Renováveis S.A. (3)	Santa Joana X	Chesf (49%)	PI	29.6	15.5	16,105	Jul/15	Aug/35
V. de Santa Joana XI Energia Renováveis S.A. (3)	Santa Joana XI	Chesf (49%)	PI	29.6	16.0	16,632	Jul/15	Aug/35
V. de Santa Joana XII Energia Renováveis S.A. (3)	Santa Joana XII	Chesf (49%)	PI	28.9	17.4	22,752	Jul/15	Aug/35
V. de Santa Joana XIII Energia Renováveis S.A. (3)	Santa Joana XIII	Chesf (49%)	PI	29.6	16.2	17,242	Jul/15	Aug/35
V. de Santa Joana XV Energia Renováveis S.A. (3)	Santa Joana XV	Chesf (49%)	PI	28.9	17.3	21,221	Jul/15	Aug/35
V. de Santa Joana XVI Energia Renováveis S.A. (3)	Santa Joana XVI	Chesf (49%)	PI	28.9	17.8	20,567	Jul/15	Aug/35
V. de Santa Joana I Energia Renováveis S.A. (6)	WPP Santa Joana I	Chesf (49%)	PI	28.9	14.7	20,320	Jan/16	Dec/35
V. de Santa Joana III Energia Renováveis S.A. (6)	WPP Santa Joana III	Chesf (49%)	PI	29.6	14.3	25,084	Mar/16	Dec/35
V. de Santa Joana IV Energia Renováveis S.A. (6)	WPP Santa Joana IV	Chesf (49%)	PI	28.9	14.2	17,474	Jan/16	Dec/35
V. de Santa Joana V Energia Renováveis S.A. (6)	WPP Santa Joana V	Chesf (49%)	PI	28.9	14.1	18,897	Jan/16	Dec/35
V. de Santa Joana VII Energia Renováveis S.A. (6)	WPP Santa Joana VII	Chesf (49%)	PI	27.2	14.8	22,109	Jan/16	Dec/35
V. de Santo Augusto IV Energia Renováveis S.A. (6)	WPP Santo Augusto IV	Chesf (49%)	PI	28.9	15.7	22,832	Feb/16	Dec/35
U.E.E. Caiçara I S.A. (4)	WPP Caiçara I	Chesf (49%)	RN	27.0	14.6	21,689	Nov/15	Jun/47
U.E.E. Caiçara II S.A. (4)	WPP Caiçara II	Chesf (49%)	RN	18.0	9.6	14,534	Nov/15	Jul/47
U.E.E. Junco I S.A. (4)	WPP Junco I	Chesf (49%)	RN	24.0	13.1	18,211	Nov/15	Jul/47
U.E.E. Junco II S.A (4)	WPP Junco II	Chesf (49%)	RN	24.0	13.3	18,409	Nov/15	Jul/47
Eólica Serra das Vacas I S.A. (5)	Serra das Vacas I	Chesf (49%)	PE	23.9	12.2	22,908	Dec/15	Jun/49
Eólica Serra das Vacas II S.A. (5)	Serra das Vacas II	Chesf (49%)	PE	22.3	9.9	17,359	Dec/15	Jun/49
Eólica Serra das Vacas III S.A. (5)	Serra das Vacas III	Chesf (49%)	PE	22.2	11.0	20,989	Dec/15	Jun/49
Eólica Serra das Vacas IV S.A. (5)	Serra das Vacas IV	Chesf (49%)	PE	22.3	10.5	20,290	Dec/15	Jun/49
Enerpeixe S.A.	HPU Peixe Angical	Furnas (40%)	TO	498.8	280.5	-	Jun/06	Nov/36
Baguari Geração de Energia S.A.	HPU Baguari	Furnas (15%)	MG	140.0	80.0	-	Sep/09	Aug/41
Retiro Baixo Energética S.A.	HPU Retiro Baixo	Furnas (49%)	MG	82.0	38.5	83,611	Mar/10	Aug/41
Foz de Chapecó Energia S.A.	HPU Foz de Chapecó	Furnas (40%)	RS/SC	855.0	432.0	-	Oct/10	Nov/36
Serra do Facão Energia S.A.	HPU Serra do Facão	Furnas (49.47%)	GO	212.6	182.4	-	Jul/10	Nov/36
Madeira Energia S.A.	HPU Santo Antônio (7)	Furnas (39%)	RO	2,711.7	2,218.0	3,468,985	Mar/12	Jun/43
Tijoá Participações e Investimentos S.A.	HPU Três Irmãos (8)	Furnas (49.9%)	SP	807.5	217.5	-	Oct/14	Sep/44
Teles Pires Participações S.A.	HPU Teles Pires (9)	Furnas (24.5%) Eletrosul (24.72%)	PA/MT	727.9	567.4	-	Nov/15	Jun/46
Eólica Livramento S.A. (10)	Wind Farms Cerro Chato IV, V, VI, Ibirapuitã and Trindade	Eletrosul (59%)	RS	79.2	30.1	16,219	Nov/13	Mar/47
Santa Vitória do Palmar S.A.	Wind Farms Geribatu I to X	Eletrosul (49%)	RS	258.0	109.2	175,256	Feb/15	Apr/47
Eólica –Chuí Holding S.A.	Wind Farms Chuí I to V, and Minuano I e II	Eletrosul (49%)	RS	144.0	59.9	93,512	May/15	Apr/47
Hermenegildo I S.A.	Wind farms Verace 24 to 27	Eletrosul (99.99%)	RS	57.3	24.9	45,226	Nov/15	Jun/49
Hermenegildo II S.A.	Wind farms Verace 28 to 31	Eletrosul (99.99%)	RS	57.3	25.3	40,525	Dec/15	Jun/49
Hermenegildo III S.A. (11)	Wind farms Verace 34 to 36	Eletrosul (99.99%)	RS	48.3	21.0	27,811	Dec/15	Jun/49
Chuí IX S.A.	Wind Farm Chuí 9	Eletrosul (99.99%)	RS	17.9	7.4	12,793	Oct/15	May/49

(1) Decision obtained through a writ of mandamus with an injunction.

(2) The first turbine began operating in Sep / 2013 with 75MW of installed capacity. In the first quarter 2016 the company totaled 42 machines in operation, resulting in an installed capacity of 3,150 MW in operation. Increased physical guarantee of UHE Jirau due to revision of the hydraulic loss, as MME Ordinance No. 337 of 10.11.2015.

(3) The participation of SPEs V. Santa Joana IX, X, XI, XII, XIII, XIV and XV Renewable Energy SA were merged into the Chapada company Piaui I Holding S.A.

(4) The participation of SPEs U.E.E. Caiçara I S.A., U.E.E. Caiçara II S.A., U.E.E. Junco I S.A. and U.E.E. Junco II S.A. were merged into the company Vamcruz Participacoes S.A.

(5) The shares of the SPEs were merged into the company Serra das Vacas Holding S.A.

(6) holdings of SPEs V. Santa Joana I, III, IV, V, VII and Santo Augusto IV Renewable Energy SA were merged into the Chapada company Piaui II Holding S.A.

(7) 38 units (out of 50) in operation to the 1T16, totaling 2711.7 MW of a total power of 3,568 MW. Physical guarantee corresponds to GU in operation.

(8) Grant of HPP Three Brothers, owned by CESP and won in Nov / 2011 was not renewed under the terms of Law No. 12,783 / 2013. In Auction No. 002/2014 - ANEEL, held on 03.28.2014, the FURNAS consortium (49.9%) and FIP CONSTANTINOPLE (50.1%) was crowned winner in the competition for granting of concession of UHE Three Brothers, upon the proposal of hiring of electricity generation service, at the lowest cost of generation Assets Management (GAG), including operating costs, maintenance, management, compensation and amortization of the hydroelectric plant, where appropriate, under what regime in art. 8 of Law No. 12.783 of 11/01/2013, a period of 30 years from the effective date of its Concession Agreement, which was signed on 10.09.2014.

(9) 2 units (out of 5) in operation to the 1T16, totaling 727.92 MW, for a total capacity of 1819.8 MW. Physical guarantee corresponds to GU in operation.

(10) commercial operation 25.2 MW, corresponding to Ibirapuitã park. The Aneel Order 3373 of 02 October 2015, temporarily suspended the commercial operation of the other parks.

(11) commercial operation: 46.54 MW

XI.1.1.2  Energy Sold

SPE	Eletrobras Companies (%)	Buyer	Sell Type	1Q16
				R$ million	MWh
EAPSA - Energia Águas Da Pedra S.A.	Eletronorte (24.5%) Chesf (24.5%)	Eletrobras System	A	-	-
			B	-	-
		Others	A	-	-
			B	62.00	332,274
Amapari Energia S.A.	Eletronorte (49%)	Eletrobras System	A	-	-
			B	-	-
		Others	A	-	-
			B	-	-
Brasventos Miassaba 3 Geradora de Energia S.A	Eletronorte (24.5%) Furnas (24.5%)	Eletrobras System	A	6.60	43,401.00
			B	-	-
		Others	A	-	-
			B	-	-
Brasventos Eolo Geradora de Energia S.A.	Eletronorte (24.5%) Furnas (24.5%)	Eletrobras System	A	6.30	28.92
			B	-	-
		Others	A	-	-
			B	-	-
Rei dos Ventos 3 Geradora de Energia S.A.	Eletronorte (24.5%) Furnas (24.5%)	Eletrobras System	A	5.96	38,908.00
			B	-	-
		Others	A	-	-
			B	-	-
ESBR Participações S.A.	Chesf (20%) Eletrosul (20%)	Eletrobras System	A	70.57	597,062.80
			B	103.13	479,800.69
		Others	A	354.19	2,957,788.06
			B	169.69	789,471.66
Pedra Branca S.A.	Chesf (49%)	Eletrobras System	A	2.76	15,078.18
			B	-	-
		Others	A	2.13	11,639.81
			B	-	-
São Pedro do Lago S.A.	Chesf (49%)	Eletrobras System	A	2.98	16,314.09
			B	-	-
		Others	A	2.30	12,594.23
			B	-	-
Sete Gameleiras S.A.	Chesf (49%)	Eletrobras System	A	2.82	15,448.95
			B	-	-
		Others	A	2.18	11,926.05
			B	-	-
Baraúnas I Energética S.A.	Chesf (49%)	Eletrobras System	A	3.16	23,396.00
			B	-	-
		Others	A	-	-
			B	-	-
Mussambê Energética S.A.	Chesf (49%)	Eletrobras System	A	3.13	23,150.09
			B	-	-
		Others	A	-	-
			B	-	-
Morro Branco I Energética S.A.	Chesf (49%)	Eletrobras System	A	3.24	23,992.40
			B	-	-
		Others	A	-	-
			B	-	-
Banda de Couro Energética S.A.	Chesf (49%)	Eletrobras System	A	0.09	576.25
			B	-	-
		Others	A	0.70	4,784.18
			B	-	-
Baraúnas II Energética S.A.	Chesf (49%)	Eletrobras System	A	0.07	488.10
			B	-	-
		Others	A	0.59	4,052.38
			B	-	-
V. de Santa Joana IX Energia Renováveis S.A	Chesf (49%)	Eletrobras System	A	3.35	28,525.20
			B	-	-
		Others	A	-	-
			B	-	-
V. de Santa Joana X Energia Renováveis S.A	Chesf (49%)	Eletrobras System	A	3.45	29,389.60
			B	-	-
		Others	A	-	-
			B	-	-
V. de Santa Joana XI Energia Renováveis S.A	Chesf (49%)	Eletrobras System	A	3.58	30,470.10
			B	-	-
		Others	A	-	-
			B	-	-
V. de Santa Joana XII Energia Renováveis S.A	Chesf (49%)	Eletrobras System	A	3.88	33,063.30
			B	-	-
		Others	A	-	-
			B	-	-
V. de Santa Joana XIII Energia Renováveis S.A	Chesf (49%)	Eletrobras System	A	3.40	28,957.40
			B	-	-
		Others	A	-	-
			B	-	-
V. de Santa Joana XV Energia Renováveis S.A	Chesf (49%)	Eletrobras System	A	3.81	32,415.00
			B	-	-
		Others	A	-	-
			B	-	-
V. de Santa Joana XVI Energia Renováveis S.A	Chesf (49%)	Eletrobras System	A	3.88	33,063.30
			B	-	-
		Others	A	-	-
			B	-	-
V. de Santa Joana I Energia Renováveis S.A.	Chesf (49%)	Eletrobras System	A	4.27	31,766.70
			B	-	-
		Others	A	-	-
			B	-	-
V. de Santa Joana III Energia Renováveis S.A.	Chesf (49%)	Eletrobras System	A	3.89	28,957.40
			B	-	-
		Others	A	-	-
			B	-	-
V. de Santa Joana IV Energia Renováveis S.A.	Chesf (49%)	Eletrobras System	A	4.12	30,686.20
			B	-	-
		Others	A	-	-
			B	-	-
V. de Santa Joana V Energia Renováveis S.A.	Chesf (49%)	Eletrobras System	A	4.09	30,470.10
			B	-	-
		Others	A	-	-
			B	-	-
V. de Santa Joana VII Energia Renováveis S.A.	Chesf (49%)	Eletrobras System	A	4.30	31,982.80
			B	-	-
		Others	A	-	-
			B	-	-
V. de Santo Augusto IV Energia Renováveis S.A.	Chesf (49%)	Eletrobras System	A	4.47	33,279.40
			B	-	-
		Others	A	-	-
			B	-	-
U.E.E. Caiçara I S.A.	Chesf (49%)	Eletrobras System	A	-	-
			B	-	-
		Others	A	4.31	29,497.50
			B	0.53	2,238.23
U.E.E. Caiçara II S.A.	Chesf (49%)	Eletrobras System	A	-	-
			B	-	-
		Others	A	2.97	20,327.06
			B	0.10	437.96
U.E.E. Junco I S.A.	Chesf (49%)	Eletrobras System	A	-	-
			B	-	-
		Others	A	3.89	26,442.87
			B	0.32	1,350.96
U.E.E. Junco II S.A	Chesf (49%)	Eletrobras System	A	-	-
			B	-	-
		Others	A	3.65	24,911.19
			B	0.62	2,559.45
Eólica Serra das Vacas I S.A.	Chesf (49%)	Eletrobras System	A	-	-
			B	-	-
		Others	A	3.90	26,657.00
			B	-	-
Eólica Serra das Vacas II S.A.	Chesf (49%)	Eletrobras System	A	-	-
			B	-	-
		Others	A	3.16	21,631.50
			B	0.05	1,166.00
Eólica Serra das Vacas III S.A.	Chesf (49%)	Eletrobras System	A	-	-
			B	-	-
		Others	A	3.77	25,764.20
			B	0.02	563.00
Eólica Serra das Vacas IV S.A.	Chesf (49%)	Eletrobras System	A	-	-
			B	-	-
		Others	A	3.72	25,392.20
			B	0.04	971.00
Enerpeixe S.A.	Furnas (40%)	Eletrobras System	A	-	-
			B	-	-
		Others	A	-	-
			B	-	-
Baguari Geração de Energia S.A.	Furnas (15%)	Eletrobras System	A	-	-
			B	-	-
		Others	A	-	-
			B	-	-
Retiro Baixo Energética S.A.	Furnas (49%)	Eletrobras System	A	-	-
			B	-	-
		Others	A	16.30	83,445.95
			B	0.50	2,185.00
Foz de Chapecó Energia S.A.	Furnas (40%)	Eletrobras System	A	-	-
			B	-	-
		Others	A	-	-
			B	-	-
Serra do Facão Energia S.A.	Furnas (49.47%)	Eletrobras System	A	3.81	18,024.06
			B	-	-
		Others	A	54.04	259,320.41
			B	27.30	124,827.00
Madeira Energia S.A.	Furnas (39%)	Eletrobras System	A	28.35	75,864.55
			B	-	-
		Others	A	401.02	3,391,271.38
			B	279.70	1,365,312.40
Tijoá Participações e Investimentos S.A.	Furnas (49.9%)	Eletrobras System	A	n/d	n/d
			B	n/d	n/d
		Others	A	n/d	n/d
			B	n/d	n/d
Teles Pires Participações S.A.	Furnas (24.5%) Eletrosul (24.72%)	Eletrobras System	A	-	-
			B	-	-
		Others	A	-	-
			B	-	-
Eólica Livramento S.A.	Eletrosul (59%)	Eletrobras System	A	0.23	1,753.63
			B	-	-
		Others	A	1.90	14,465.60
			B	-	-
Santa Vitória do Palmar S.A.	Eletrosul (49%)	Eletrobras System	A	2.52	18,948.76
			B	-	-
		Others	A	20.78	156,307.61
			B	-	-
Eólica –Chuí Holding S.A.	Eletrosul (49%)	Eletrobras System	A	1.41	10,110.49
			B	-	-
		Others	A	11.59	83,401.02
			B	-	-
Hermenegildo I S.A.	Eletrosul (99.99%)	Eletrobras System	A	-	-
			B	2.32	15,513.50
		Others	A	6.32	42,389.00
			B	-	-
Hermenegildo II S.A.	Eletrosul (99.99%)	Eletrobras System	A	-	-
			B	2.53	16,824.50
		Others	A	6.13	41,296.50
			B	-	-
Hermenegildo III S.A.	Eletrosul (99.99%)	Eletrobras System	A	-	-
			B	2.16	14,421.00
		Others	A	5.06	34,086.00
			B	-	-
Chuí IX S.A.	Eletrosul (99.99%)	Eletrobras System	A	-	-
			B	0.75	5,025.50
		Others	A	1.78	12,017.50
			B	-	-
Total				1,677.47	11,399,752.22
A – Sale of electric energy in the regulated market - revenues from quotas.

B - Through contracts on the free market or bilateral contracts.

XI.1.1.3 Average Rate – R$/MWh

SPE	Eletrobras Companies (%)	1Q16
EAPSA - Energia Águas Da Pedra S.A.	Eletronorte (24.5%) Chesf (24.5%)	186.57
Amapari Energia S.A.	Eletronorte (49%)	0.00
Brasventos Miassaba 3 Geradora de Energia S.A	Eletronorte (24.5%) Furnas (24.5%)	152.07
Brasventos Eolo Geradora de Energia S.A.	Eletronorte (24.5%) Furnas (24.5%)	152.77
Rei dos Ventos 3 Geradora de Energia S.A.	Eletronorte (24.5%) Furnas (24.5%)	153.07
ESBR Participações S.A.	Chesf (20%) Eletrosul (20%)	144.60
Pedra Branca S.A.	Chesf (49%)	182.80
São Pedro do Lago S.A.	Chesf (49%)	182.80
Sete Gameleiras S.A.	Chesf (49%)	182.80
Baraúnas I Energética S.A.	Chesf (49%)	135.09
Mussambê Energética S.A.	Chesf (49%)	135.09
Morro Branco I Energética S.A.	Chesf (49%)	135.09
Banda de Couro Energética S.A.	Chesf (49%)	147.92
Baraúnas II Energética S.A.	Chesf (49%)	145.72
V. de Santa Joana IX Energia Renováveis S.A.	Chesf (49%)	117.40
V. de Santa Joana X Energia Renováveis S.A.	Chesf (49%)	117.40
V. de Santa Joana XI Energia Renováveis S.A.	Chesf (49%)	117.40
V. de Santa Joana XII Energia Renováveis S.A.	Chesf (49%)	117.40
V. de Santa Joana XIII Energia Renováveis S.A.	Chesf (49%)	117.40
V. de Santa Joana XV Energia Renováveis S.A.	Chesf (49%)	117.40
V. de Santa Joana XVI Energia Renováveis S.A.	Chesf (49%)	117.40
V. de Santa Joana I Energia Renováveis S.A.	Chesf (49%)	134.31
V. de Santa Joana III Energia Renováveis S.A.	Chesf (49%)	134.31
V. de Santa Joana IV Energia Renováveis S.A.	Chesf (49%)	134.31
V. de Santa Joana V Energia Renováveis S.A.	Chesf (49%)	134.31
V. de Santa Joana VII Energia Renováveis S.A.	Chesf (49%)	134.31
V. de Santo Augusto IV Energia Renováveis S.A.	Chesf (49%)	134.31
U.E.E. Caiçara I S.A.	Chesf (49%)	146.27
U.E.E. Caiçara II S.A.	Chesf (49%)	146.17
U.E.E. Junco I S.A.	Chesf (49%)	147.29
U.E.E. Junco II S.A	Chesf (49%)	146.55
Eólica Serra das Vacas I S.A.	Chesf (49%)	146.24
Eólica Serra das Vacas II S.A.	Chesf (49%)	151.57
Eólica Serra das Vacas III S.A.	Chesf (49%)	149.71
Eólica Serra das Vacas IV S.A.	Chesf (49%)	151.10
Enerpeixe S.A.	Furnas (40%)	0.00
Baguari Geração de Energia S.A.	Furnas (15%)	0.00
Retiro Baixo Energética S.A.	Furnas (49%)	195.28
Foz de Chapecó Energia S.A.	Furnas (40%)	224.49
Serra do Facão Energia S.A.	Furnas (49.47%)	211.74
Madeira Energia S.A.	Furnas (39%)	146.73
Tijoá Participações e Investimentos S.A.	Furnas (49.9%)	n/d
Teles Pires Participações S.A.	Furnas (24.5%) Eletrosul (24.72%)	0.00
Eólica Livramento S.A.	Eletrosul (59%)	131.61
Santa Vitória do Palmar S.A.	Eletrosul (49%)	132.93
Eólica –Chuí Holding S.A.	Eletrosul (49%)	138.97
Hermenegildo I S.A.	Eletrosul (99.99%)	149.16
Hermenegildo II S.A.	Eletrosul (99.99%)	148.98
Hermenegildo III S.A.	Eletrosul (99.99%)	148.75
Chuí IX S.A.	Eletrosul (99.99%)	148.75

XI.1.2 Transmission

XI.1.2.1 Operational Asset

XI.1.2.1.1 Transmission Lines

SPE	From - To	Eletrobras Companies (%)	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession
AETE - Amazônia Eletronorte Transmissora de Energia S.A.	Coxipó-Cuiabá-Rondonópolis (MT), SS Portioning Cuiabá	Eletronorte (49%)	193	230	Aug/05	Feb/34
INTESA - Integração Transmissora de Energia S.A.	Colinas-Miracema-Gurupi-Peixe Nova-Serra da Mesa 2 (TO/GO)	Eletronorte (37%) Chesf (12%)	695	500	May/08	Apr/36
BRASNORTE Transmissora de Energia S.A.	Jauru - Juba – C2 (MT) and Maggi - Nova Mutum (MT), SS Juba and SS Maggi - 230/138 kV	Eletronorte (49.71%)	402	230	Sep/09	Mar/38
Transmissora Matogrossense de Energia S.A. – TME	TL Jauru / Cuiabá, in 230 kV, Mato Grosso	Eletronorte (49%)	348	500	Nov/11	Nov/39
Manaus Transmissora de Energia S.A.	Oriximiná - Silves - Lechuga (AM), SS Silves (ex-Itacoatiara) and SS Lechuga (ex-Cariri)	Eletronorte (30%) Chesf (19.5%)	559	500	Mar/13	Oct/38
Norte Brasil Transmissora de Energia S.A.	Porto Velho Collector (RO) - Araraquara (SPE)	Eletronorte (49%)	2,411.9	600	Nov/14	Feb/39
Sistema de Transmissão do Nordeste S.A.	Teresina II/PI-Sobral III/CE; Teresina II/PI-Fortaleza II/CE; Sobral III/CE-Fortaleza II/CE	Chesf (49%)	546	500	Jan/06	Feb/34
Interligação Elétrica do Madeira S.A.	TL Porto Velho Collector/ Araraquara II, CS	Chesf (24.5%) Furnas (24.5%)	2,375	600	Aug/13	Feb/39
Interligação Elétrica Garanhuns S.A.	L.Gonzaga/Garanhuns II; Garanhuns II/Campina Grande III; Garanhuns II/Pau Ferro; Garanhuns II/Angelim I	Chesf (49%)	224 190 239 13	500 500 500 230	Nov/15 Nov/15 Dec/15 Mar/16	Dec/41
Extremoz Transmissora do Nordeste –ETN S.A.	TL Ceará Mirim/João Câmara II TL Ceará Mirim/ Extremoz II TL Ceará Mirim/ Campina III, 500 kV TL Campina Grande III/Campina Grande II, 230 kV	Chesf (100%)	64 26 201 8,5	500 230 500 230	Oct /14 Oct /14 May/15 May/15	Oct/41
Baguari Energia S.A.	HPU Baguari - SS Baguari	Furnas (15%)	0.8	230	Feb/10	Aug/41
Baguari Energia S.A.	SS Baguari - Mesquita – Governador Valadares	Furnas (15%)	2.5	230	Apr/10	Aug/41
Baguari Energia S.A.	SS Baguari – Mesquita	Furnas (15%)	69	230	Apr/10	Aug/41
Baguari Energia S.A.	SS Baguari - Gov. Valadares	Furnas (15%)	26	230	Apr/10	Aug/41
Centroeste de Minas	Furnas – Pimenta II	Furnas (49%)	62.7	345	Mar/10	Mar/35
Chapecoense Geração S.A.	SS Foz do Chapecó – Gurita	Furnas (40%)	72.6	230	Mar/11	Nov/36
Chapecoense Geração S.A.	SS Foz do Chapecó – SS Xanxerê	Furnas (40%)	77.6	230	Mar/11	Nov/36
Chapecoense Geração S.A.	HPU Foz do Chapecó – SS de Foz do Chapecó	Furnas (40%)	1	230	Mar/11	Nov/36
Enerpeixe S.A.	Peixe Angical – Peixe 2	Furnas (40%)	17	500	Apr/06	Nov/36
Goiás Transmissão S.A.	Rio Verde Norte – Trindade	Furnas (49%)	193	500	Dec/13	Jul/40
Goiás Transmissão S.A.	Trindade – Xavantes	Furnas (49%)	37	230	Dec/13	Jul/40
Goiás Transmissão S.A.	Trindade – Carajás	Furnas (49%)	29	230	Oct/13	Jul/40
MGE Transmissão S.A.	Mesquita - Viana 2	Furnas (49%)	248	500	Jun/14	Jul/40
MGE Transmissão S.A.	Viana 2 – Viana	Furnas (49%)	10	345	Jun/14	Jul/40
Retiro Baixo Energética S.A.	HPU Retiro Baixo – SS Curvelo	Furnas (49%)	45	138	Oct/10	Aug/41
Serra do Facão Energia S.A.	HPU Serra do Facão – SS Celg de Catalão	Furnas (49.5%)	32	138	Oct/10	Nov/36
Transenergia Renovável S.A.	Barra dos Coqueiros – Quirinópolis	Furnas (49%)	52.3	230	Apr/11	Apr/39
Transenergia Renovável S.A.	Quirinópolis – TPP Quirinópolis	Furnas (49%)	34.4	138	May/11	Jun/25
Transenergia Renovável S.A.	Quirinópolis - TPP Boavista	Furnas (49%)	16.7	138	May/11	Jun/25
Transenergia Renovável S.A.	Chapadão – Jataí	Furnas (49%)	131.5	230	Dec/12	Jun/25
Transenergia Renovável S.A.	Jataí – Mineiros	Furnas (49%)	61.4	138	Dec/12	Jun/25
Transenergia Renovável S.A.	Jataí - TPP Jataí	Furnas (49%)	51.2	138	Dec/12	Jun/25
Transenergia Renovável S.A.	Jataí - TPP Água Emendada	Furnas (49%)	32.6	138	Dec/12	Jun/25
Transenergia Renovável S.A.	Mineiros - Morro Vermelho	Furnas (49%)	45.2	138	Dec/12	Jun/25
Transenergia Renovável S.A.	Morro Vermelho - TPP Morro Vermelho	Furnas (49%)	31	138	Dec/12	Jun/25
Transenergia Renovável S.A.	Morro Vermelho - TPP Alto Taquari	Furnas (49%)	30.2	138	Jun/13	Jun/25
Transenergia Renovável S.A.	Palmeiras – Edéia	Furnas (49%)	57	230	May/13	Jun/25
Transenergia Renovável S.A.	Edéia - TPP Tropical Bionenergia I	Furnas (49%)	48.7	138	mai/13	Jun/25
Transirapé	Irapé – Araçuaí	Furnas (24.5%)	65	230	May/07	Mar/35
Transleste	Montes Claros – Irapé	Furnas (24.5%)	138	345	Dec/06	Feb/34
Transudeste	Itutinga – Juiz de Fora	Furnas (25%)	140	345	Feb/07	Mar/35
Energia Olímpica S.A.	Barra da Tijuca – SS Olímpica;	Furnas (49.9%)	10.8	138	May/15	n/a
Energia Olímpica S.A.	Gardênia – SS Olímpica	Furnas (49.9%)	2.9	138	May/15	n/a
Etau	Campos Novos (SC) – Barra Grande (SC) – Lagoa Vermelha (RS) – Santa Marta (RS)	Eletrosul (27.42%)	188	230	Jul/05	Dec/32
Uirapuru	Ivaiporã (PR) – Londrina (PR))	Eletrosul (75%)	120	525	Jul/06	Mar/35
Transmissora Sul Brasileira de Energia – TSBE	Salto Santiago – Itá	Eletrosul (80%)	188	525	Feb/14	May/42
Transmissora Sul Brasileira de Energia – TSBE	Itá – Nova Santa Rita	Eletrosul (80%)	307	525	Aug/14	Jan/00
Transmissora Sul Brasileira de Energia – TSBE	Nova Santa Rita – Camaquã	Eletrosul (80%)	121	230	Dec/14	Jan/00
Transmissora Sul Brasileira de Energia – TSBE	Camaquã – Quinta	Eletrosul (80%)	167	230	Dec/14	Jan/00
Costa Oeste	Cascavel Oeste – Umuarama, CS	Eletrosul (49%)	151.5	230	Aug/14	Jan/42
Transmissora Sul Litorânea de Energia - TSLE	Povo Novo – Marmeleiro, CS	Eletrosul (51%)	152	525	Dec/14	Aug/42
Transmissora Sul Litorânea de Energia - TSLE	Nova santa Rita – Povo Novo, CS	Eletrosul (51%)	268	525	Apr/15	Jan/00
Transmissora Sul Litorânea de Energia - TSLE	Marmeleiro – Santa Vitória do Palmar	Eletrosul (51%)	48	525	Dec/14	Jan/00
Marumbi Transmissora de Energia S.A.	Curitia / Curitiba Leste (PR)	Eletrosul (20%)	29.04	525	Jun/15	May/42

XI.1.2.1.2 Substations

SPE	Substation	Eletrobras Companies (%)	Transformation Capacity - MVA	Beginning of Operation	End of Concession
AETE - Amazônia Eletronorte Transmissora de Energia S.A.	SS Portioning Cuiabá	Eletronorte (49%)	n/a	Aug/05	Feb/34
BRASNORTE Transmissora de Energia S.A.	SS Juba SS Maggi - 230/138 kV	Eletronorte (49.71%)	300 100	Sep/09	Mar/38
Manaus Transmissora de Energia S.A.	SS Silves (ex-Itacoatiara) SS Lechuga (ex-Cariri)	Eletronorte (30%) Chesf (19.5%)	150 1,800	Mar/13	Oct/38
INTESA - Integração Transmissora de Energia S.A.	SS Peixe 2 SS Serra da Mesa 2	Eletronorte (37%) Chesf (12%)	n/a	May/08	Apr/36
Transmissora Matogrossense de Energia S.A. – TME	SS Jauru 500/230 kV	Eletronorte (49%)	750	Nov/11	Nov/39
Interligação Elétrica do Madeira S.A.	Retifier Station CA/CC from 500 kV to +/- 600 kV; Inverter Station CC/CA from +/- 600 kV to 500 kV.	Chesf (24.5%) Furnas (24.5%)	3,150 2,950	May/14	Feb/39
TDG – Transmissora Delmiro Gouveia S.A.	SS – Pecém II, de 500/230 kV; SS – Aquiraz, de 230/69 kV	Chesf (49%)	3,600 450	Oct/13	Jul/40
Interligação Elétrica Garanhuns S.A.	SS – Garanhuns, 500/230 kV SS – Pau Ferro, 500/230 kV	Chesf (49%)	600 1,500	Nov/15 Dec/15	Dec/41
Extremoz Transmissora do Nordeste - ETN S.A.	SS – João Câmara II, 500/138 kV SS – Ceará Mirim, 500/230 kV SS – Campina Grande III, 500/230 kV	Chesf (100%)	900 900 600	Oct/14 Oct/14 May/15	Oct/41
Luziânia Niquelândia Transmissora S.A.	SS Luziânia	Furnas (49%)	225	Jun/14	May/42
Luziânia Niquelândia Transmissora S.A.	SS Niquelândia	Furnas (49%)	30	Aug/15	May/42
Energia Olímpica S.A.	SS Olímpica 138/13,8 kV	Furnas (49.9%)	120	May/15	n/a
Caldas Novas Transmissão S.A. (1)	SS Extension Corumbá	Furnas (49%)	150	Jul/13	Jun/41
Baguari Energia S.A.	SS Plant Baguari	Furnas (15%)	155.6	Aug/06	Aug/41
Chapecoense Geração S.A.	SS Plant Foz do Chapecó	Furnas (40%)	978	Nov/01	Nov/36
Enerpeixe S.A.	SS Plant Peixe Angical	Furnas (40%)	525	Nov/01	Nov/36
Goiás Transmissão S.A.	SS Trindade	Furnas (49%)	1,200	Nov/13	Jul/40
Madeira Energia S.A.	SS Plant Santo Antônio	Furnas (39%)	3,630	Aug/07	Jun/43
MGE Transmissão S.A.	Viana 2	Furnas (49%)	900	Aug/14	Jul/40
Retiro Baixo Energética S.A.	SS Plant Retiro Baixo	Furnas (49%)	100	Aug/06	Aug/41
Serra do Facão Energia S.A.	SS Plant Serra do Facão	Furnas (49.47%)	236.4	Nov/01	Nov/36
Transenergia Renovável S.A	Edéia	Furnas (49%)	150	Feb/12	Jun/25
Transenergia Renovável S.A	Jataí	Furnas (49%)	225	Dec/12	Jun/25
Transenergia Renovável S.A	Mineiros	Furnas (49%)	0	Dec/12	Jun/25
Transenergia Renovável S.A	Morro Vermelho	Furnas (49%)	0	Dec/12	Jun/25
Transenergia Renovável S.A	Quirinópolis	Furnas (49%)	225	Apr/11	Jun/25
Transenergia São Paulo S.A	Itatiba	Furnas (49%)	800	Aug/12	Nov/39
Etau (2)	Lagoa Vermelha 2 230/138KV Barra Grande 230/138 KV	Eletrosul (27.42%)	150 -	Jul/05	Dec/32
Transmissora Sul Brasileira de Energia – TSBE	SS Extension 525 KV Salto Santiago; SS Extension 525 kV Itá SS Extension 525/230kV; Nova Santa Rita; Camaquã 3 230/69Kv; SS Extension 230 kV Quinta	Eletrosul (80%)	- - - 166 -	Feb/14 Aug/14 Aug/14 Dec/14 Dec/14	May/42
Costa Oeste (3)	Umuarama 230/138 kV	Eletrosul (49%)	300	Jul/14	Jan/42
Transmissora Sul Litorânea de Energia - TSLE	Povo Novo 525/230 kV; Santa Vitória do Palmar 525/138 kV; Marmeleiro 525 kV – Synchrono Compensator±200 Mvar; SS Extension Nova Santa Rita 525kV.	Eletrosul (51%)	672 75 - -	Dec/14 Dec/14 Dec/14 Apr/15 Nov/15	Aug/42
Marumbi Transmissora de Energia S.A.	Curitiba Leste - 525/230 KV	Eletrosul (20%)	672	Jun/15	May/42

(1) This project involves the expansion of SS Corumbá.

(2) Lines and stations associated with TL Campos Novos - Santa Marta located at substations

(3) Commercial operation by sharing with Copel (TL Caiuá).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.